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## BLACK DIAMOND THERAPEUTICS, INC.

## 2025 ANNUAL REPORT TO STOCKHOLDERS

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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

_____

## FORM 10-K
_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE FISCAL YEAR ENDED December 31, 2025**
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM _ TO _

COMMISSION FILE NUMBER 001-38501
_____

# BLACK DIAMOND THERAPEUTICS, INC.
**(Exact name of registrant as specified in its charter)**
_____

| | |
|---|---|
| Delaware | 81-4254660 |
| **(State or other jurisdiction** | **(I.R.S. Employer** |
| **of incorporation or organization)** | **Identification No.)** |
| 245 First Street, 18th Floor | |
| Cambridge, Massachusetts | 02142 |
| **(Address of principal executive offices)** | **(Zip Code)** |

(617) 252-0848
**(Registrant's telephone number, including area code)**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, par value $0.0001 | BDTX | The Nasdaq Global Select Market |

_____

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $113,753,969 based on a closing price of $2.48 per share as quoted by the Nasdaq Global Select Market as of such date. In determining the market value of non-affiliate common stock, shares of the registrant's common stock beneficially owned by officers, directors and affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 11, 2026, the registrant had 57,288,750 shares of common stock, $0.0001 par value per share, outstanding.

**Documents Incorporated by Reference**

Part III of this Annual Report on Form 10-K (Annual Report) incorporates by reference certain information from the definitive Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders (Proxy Statement), which the registrant intends to file pursuant to Regulation 14A with the Securities and Exchange Commission (SEC) not later than 120 days after the registrant's fiscal year ended December 31, 2025. Except with respect to information specifically incorporated by reference, the Proxy Statement is not deemed to be filed as part of this Annual Report.

## Summary of the Material and Other Risks Associated with Our Business

Our business is subject to numerous material and other risks and uncertainties that you should be aware of in evaluating our business, including those described in Part II, Item IA. "Risk Factors" in this Annual Report. These risks include, but are not limited to, the following:

- We are very early in our development efforts and are substantially dependent on our lead clinical-stage product candidate, silevertinib. If we are unable to advance silevertinib or any of our future product candidates through clinical development, obtain regulatory approval and ultimately commercialize silevertinib or any of our future product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

- Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates. We may find it difficult to enroll patients in our Phase 2 clinical trial for silevertinib in patients with newly diagnosed EGFR-altered glioblastoma (GBM) or our future product candidates.

- Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization.

- We are focused on the development of precision medicines for patients with genetically defined cancers, which is a rapidly evolving area of science, and the approach we have taken to discover, and are taking to develop drugs is novel and may never lead to marketable products.

- If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

- Business or economic disruptions or global health concerns could seriously harm our development efforts and increase our costs and expenses.

- Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

- We have incurred significant losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.

- We have not generated any revenue from our product candidates and may never be profitable.

- We will need substantial additional funding. If we are unable to raise capital when needed, we would be compelled to delay, reduce or eliminate our product development programs or commercialization efforts.

- If we or if any of our licensees are unable to obtain and maintain patent and other intellectual property protection for silevertinib, BDTX-4933, BDTX-4876, our MAP drug discovery engine and our other product candidates and technology, or any other product candidates or technology we may develop, or if the scope of intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize silevertinib or any of our future product candidates or technology may be adversely affected.

- We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

- We have entered into a license agreement and may form or seek further collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

- We are highly dependent on our key personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

- The price of our stock is volatile, and you could lose all or part of your investment.

- Data collection is governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.

- Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

- Changes in tax law could adversely affect our business and financial condition.

- In the United States and some foreign jurisdictions, there have been and may continue to be a number of legislative and regulatory changes and proposed changes regarding the healthcare system.

- We may be unable to adequately protect our information systems from cyberattacks, cybersecurity incidents, or compromises, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

The material and other risks summarized above should be read together with the text of the full risk factors discussed in the section entitled *"Risk Factors"* and the other information set forth in this Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission. If any such material and other risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks summarized above or described in full elsewhere in this Annual Report are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations.

# BLACK DIAMOND THERAPEUTICS, INC.

## TABLE OF CONTENTS

We have applied for various trademarks that we use in connection with the operation of our business. This Annual Report on Form 10-K (Annual Report) may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this Annual Report is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report may appear without the ®, ™ or ℠ symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner of these trademarks, service marks and trade names will not assert, to the fullest extent under applicable law, its rights.

From time to time, we may use our website or our LinkedIn profile at www.linkedin.com/company/black-diamond-therapeutics to distribute material information. Our financial and other material information is routinely posted to and accessible on the Investors section of our website, available at www.blackdiamondtherapeutics.com. Investors are encouraged to review the Investors section of our website because we may post material information on that site that is not otherwise disseminated by us. Information that is contained in and can be accessed through our website or our LinkedIn page is not incorporated into, and does not form a part of, this Annual Report.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). All statements other than statements of historical facts contained in this Annual Report are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "could", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue" or the negative of these terms or other comparable terminology. These statements are not guarantees of future results or performance and involve substantial risks and uncertainties. Forward-looking statements in this Annual Report include, but are not limited to, statements about:

- the progress, timing and success of our clinical trials of silevertinib (formerly BDTX-1535) and any of our future product candidates, including the availability, timing and announcement of data and results of such trials;

- our ability to obtain and maintain regulatory approval for silevertinib or any of our future product candidates that we may identify or develop;

- the scope, timing, progress and results of our clinical trials and investigational new drug (IND) applications, development efforts and other regulatory submissions;

- the effects of competition with respect to silevertinib or any of our other current or future product candidates, as well as innovations by current and future competitors in our industry;

- our evaluation of potential partnership opportunities to advance the pivotal development of silevertinib in a timely manner and to successfully execute and realize the intended and potential benefits of any such potential partnership;

- our partnership with Servier Pharmaceuticals LLC (Servier) and the intended and potential benefits thereof, including the receipt of potential development and commercial milestone payments, along with tiered royalties based on global net sales, if any;

- Servier's ability to develop and commercialize BDTX-4933, including the ongoing Phase 1 clinical trial of BDTX-4933, and the potential of BDTX-4933 to address the unmet medical need for patients with RAF/RAS-mutant solid tumors, including non-small cell lung cancer (NSCLC);

- our evaluation of strategic alternatives for BDTX-4876, including our ability to execute and realize the anticipated benefits of any strategic alternatives we may pursue;

- our ability to develop our current and future product candidates for the treatment of various cancers;

- the rate and degree of market acceptance and clinical utility for any current or future product candidates we may develop;

- the implementation of our strategic plans for our business and our product candidates;

- our intellectual property position, including the scope of protection we are able to establish, maintain and enforce for intellectual property rights covering our product candidates and Mutation-Allostery-Pharmacology (MAP) drug discovery engine;

- our ability to obtain additional funding for our operations, when needed, including funding necessary to complete further development and commercialization of our product candidates, if approved;

- the period over which we expect our existing cash, cash equivalents and investments will be sufficient to fund our operating expenses and capital expenditure requirements;

- the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

- our future financial performance and our ability to effectively manage our anticipated growth;

- our estimates regarding the market opportunities for our product candidates, including our competitive position and the success of competing therapies that are or may become available;

- our need for and ability to attract and retain key scientific, management and other personnel and to identify, hire and retain additional qualified professionals;

- the potential for our business development efforts to maximize the value of our product candidates;

- the size and growth potential of the markets for our product candidates, and our ability to serve those markets, either alone or in partnership with others;

- our ability to establish or maintain collaborations or strategic relationships, the ability and willingness of our third-party strategic collaborators to undertake research and development activities relating to our current or future product candidates, and the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements, if any;

- our ability to maintain an effective system of internal controls;

- the impact of macroeconomic and geopolitical developments on our business, including rising inflation and capital market disruptions, changes in or disruptions of U.S. governmental agencies, whether from a U.S. federal government shutdown or reduced resources, new or increased international tariffs and retaliatory tariffs, new laws and regulations or amendments to existing laws and regulations in the U.S. and foreign countries, trade protection measures, economic sanctions and economic slowdowns or recessions that may result from such developments which could harm our research and development efforts as well as the value of our common stock and our ability to access capital markets; and

- other material risks and uncertainties, including those discussed in Part I, Item 1A, "Risk Factors" in this Annual Report.

Any forward-looking statements in this Annual Report reflect our current views with respect to future events and with respect to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those described under Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

All of our forward-looking statements are as of the date of this Annual Report only. In each case, actual results may differ materially from such forward-looking information. We can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of or any material adverse change in one or more of the risk factors or risks and uncertainties referred to in this Annual Report or included in our other public disclosures or our other periodic reports or other documents or filings filed with or furnished to the SEC could materially and adversely affect our business, prospects, financial condition and results of operations. Some of these risks and uncertainties may in the future be amplified by global health crises, macroeconomic conditions and geopolitical developments, and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this Annual Report, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this Annual Report that modify or impact any of the forward-looking statements contained in this Annual Report will be deemed to modify or supersede such statements in this Annual Report.

This Annual Report contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed as exhibits to this Annual Report.

We may from time to time provide estimates, projections and other information concerning our industry, the general business environment, and the markets for certain diseases, including estimates regarding the potential size of those markets and the estimated incidence and prevalence of certain medical conditions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events, circumstances or numbers, including actual disease prevalence rates and market size, may differ materially from the information reflected in this Annual Report. Unless otherwise expressly stated, we obtained this industry, business information, market data, prevalence information and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources, in some cases applying our own assumptions and analysis that may, in the future, prove not to have been accurate.

## PART I

*Except where the context otherwise requires or where otherwise indicated, the terms "Black Diamond," "Black Diamond Therapeutics," "we," "us," "our," "our company," the "Company," "we," "us," "our" and similar designations in this Annual Report to refer to Black Diamond Therapeutics, Inc. and, where appropriate, its subsidiary.*

**Item 1. Business**

We are a clinical-stage oncology company developing MasterKey therapies that target families of oncogenic mutations in patients with cancer. The foundation of our company is built upon a deep understanding of cancer genetics, onco-protein structure and function, and medicinal chemistry. Our MasterKey therapies are designed to address a broad spectrum of genetically defined tumors, overcome resistance, minimize wild-type mediated toxicities, and be brain-penetrant to treat central nervous system (CNS) disease. Our compounds target families of oncogenic mutations in clinically validated pathways. Our lead clinical-stage program, silevertinib (formerly BDTX-1535), a brain-penetrant, fourth-generation epidermal growth factor receptor (EGFR) MasterKey inhibitor, is currently being studied in a Phase 2 clinical trial in patients with epidermal growth factor receptor mutant (EGFRm) non-small cell lung cancer (NSCLC). We plan to initiate a randomized Phase 2 trial of silevertinib in newly diagnosed patients with EGFR altered glioblastoma (GBM) in the second quarter of 2026.

**The Black Diamond Therapeutics approach**

Our goal is to bring targeted oncology medicine to patients with genetically defined cancers who have limited treatment options. Our drug development efforts leverage our novel findings that:

- mutations throughout a gene can drive oncogenic activation and change the drug selectivity profile of their active sites;

- these oncogenic mutations can be grouped into families because they drive similar protein structural changes, and exhibit a shared selectivity profile; and

- a family of oncogenic proteins can therefore be inhibited by a single molecule that targets the active site regardless of where it appears on the receptor.

Our MasterKey therapies were discovered using our proprietary MAP drug discovery engine which was built on three central pillars: identification of oncogenic mutations, confirmation of oncogenicity of mutations based upon cell and tumor models, and pharmacologic inhibition of the relevant mutations while sparing wild-type. Approved targeted therapies, such as kinase inhibitors, have transformed the treatment of cancers and demonstrated a significant benefit in certain patients by treating active site mutations in a single tumor type. Improved genetic sequencing of human cancers has led to the discovery of additional oncogenic genetic alterations. These genetic alterations were previously unaddressed, unsuccessfully targeted or overlooked. Our MasterKey therapies are designed to target families of oncogenic driver mutations by exploiting their shared activating conformation. We believe our MasterKey approach offers a substantial opportunity to expand the number of patients who could benefit from targeted oncology medicines.

**Black Diamond Therapeutics pipeline**

We have a pipeline of orally available, potent and selective small molecule MasterKey inhibitors that target families of driver mutations in individual oncogenes for the treatment of cancer and genetic diseases. In addition to our lead program, silevertinib, our pipeline also includes an outlicensed clinical-stage product candidate and one development-stage product candidate. An overview of our pipeline is shown in the table below.



| Target | Drug Candidate | Indication | Pre-clinical | Phase 1 | Phase 2 | Phase 3 |
|--------|---------------|-----------|--------------|---------|---------|---------|
| EGFR | silevertinib | 1L NSCLC | | | | |
| | | 2L/3L NSCLC | | | | |
| | | Newly Diagnosed GBM | | | | |
| RAF | BDTX-4933 | RAF/RAS mutant solid tumors | Licensed to Servier | | | |
| FGFR2/3 | BDTX-4876 | Achondroplasia or solid tumors | Partnering opportunity | | | |

***Silevertinib: a brain-penetrant, irreversible EGFR MasterKey inhibitor with potential to treat both EGFRm NSCLC and EGFR altered GBM***

**NSCLC**

We believe that silevertinib has the potential to treat newly diagnosed patients with EGFRm NSCLC as well as those with recurrent disease, based upon silevertinib's ability to address greater than 50 classical and non-classical oncogenic driver mutations with greater potency than other EGFR tyrosine kinase inhibitors (TKI's), as well as uniquely target the C797S resistance mutation which can be acquired after treatment with osimertinib. Historically, EGFR inhibitors have demonstrated significant clinical benefit in patients with classical EGFR activating mutations and are the current frontline standard of care. However, over time, almost all patients acquire resistance and relapse. Furthermore, up to half of all NSCLC patients either have CNS metastases at diagnosis or will develop them while on treatment, which contributes to increased resistance to treatment and a poor prognosis. The majority of first and second-generation EGFR inhibitors do not adequately penetrate the CNS. While the third-generation EGFR inhibitor osimertinib has been shown to exhibit some CNS penetrance and delay the progression of CNS metastases, there are few options remaining to patients with "P-loop αC-helix compressing" mutations (PACC, a subset of non-classical mutations) that are insensitive to osimertinib. Moreover, there are no therapies approved for the treatment of patients when resistance to osimertinib presents due to the acquired resistance mutation C797S. Silevertinib has been observed to be highly brain-penetrant in the clinical setting. Silevertinib has also received Fast Track Designation from the U.S. Food and Drug Administration (FDA) for the treatment of patients with EGFR mutant C797S-positive NSCLC whose disease has progressed on/after a third-generation EGFR TKI.

The increasing use of next-generation sequencing of newly diagnosed NSCLC tumors has revealed that 23-30% of EGFRm patients harbor one or more non-classical mutations. Based upon real-world evidence gathered in collaboration with Guardant Health, these patients have significant unmet medical needs. We presented real-world treatment outcomes for newly diagnosed NSCLC patients with non-classical EGFR mutations at the 2024 European Society for Medical Oncology (ESMO) Congress. The analyses allowed association with real-world treatment practices and therapeutic outcomes. The findings further demonstrated that current treatment practices for patients with non-classical mutations are heterogenous: 36% of patients received osimertinib or afatinib and 60% of patients received chemotherapy and/or immunotherapy. Time to treatment discontinuation for patients with non-classical mutations was < 8 months, which is much shorter than the > 14 months observed for patients with a classical mutation who were receiving osimertinib. Our preclinical data for silevertinib showed greater potency against these non-classical mutations, including "P-loop αC-helix compressing" mutations (PACC), than currently available EGFR TKI's that are used either off label or for a narrowly defined set of mutations in the frontline setting.

Silevertinib is currently being studied in a Phase 2 clinical trial in patients with EGFRm NSCLC in both the frontline and recurrent settings. In the fourth quarter of 2025, we announced initial data from our Phase 2 trial of 43 frontline NSCLC patients harboring a broad spectrum of 35 distinct non-classical EGFR mutations, including 16 patients with brain metastases (7 of whom had measurable CNS target lesions). All patients were enrolled at a 200 mg oral daily dose of silevertinib. Efficacy and safety were assessed with a November 3, 2025 data cutoff and median follow-up time as of this date was 7.2 months. The study is fully enrolled and remains ongoing. The initial data from this trial was encouraging with 25 confirmed partial responses and 1 confirmed complete response equating to a 60% Objective Response Rate (ORR by RECIST 1.1). CNS ORR (by RANO-BM) was 86% and the disease control rate (DCR) was 91%. No new safety signals were observed. Adverse events (AEs) experienced by a majority of patients include rash, stomatitis, diarrhea and paronychia and were managed with standard supportive care and dose interruptions or reductions without compromising response depth or durability. As of the November 3, 2025 data cutoff, 29 patients remained on therapy (5 of 29 after progression) with one patient having been on therapy for more than 19 months. We plan to present updated results from the Phase 2 NSCLC trial, including preliminary duration of response (DOR) and progression-free survival (PFS) data in the frontline setting (43 patients) as well as updated clinical results in the recurrent setting (83 patients), at a medical meeting in the second quarter of 2026.

**GBM**

Silevertinib has demonstrated encouraging CNS activity in multiple trials across NSCLC and GBM. In our Phase 2 clinical trial in frontline patients with EGFRm NSCLC 86% of patients achieved a confirmed CNS response. The results from our Phase 1 trial of silevertinib in patients with relapsed/recurrent GBM (presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in 2024) showed encouraging duration of treatment and clinical activity, and a tolerability profile consistent with the initial safety data seen in patients with recurrent NSCLC. A Phase 0/1 "window of opportunity" study sponsored by the Ivy Brain Tumor Center in Phoenix, Arizona in patients with recurrent high-grade glioma (HGG) with EGFR alterations and/or fusions at initial diagnosis demonstrated that silevertinib exceeded the pre-specified threshold for drug concentration in the brain tumor tissue and was generally well tolerated. It also showed that silevertinib penetrates non-contrast enhancing regions of glioblastoma and suppresses EGFR signaling in patient tumors. Based on these data, together with the robust CNS ORR demonstrated by silevertinib to date in our Phase 2 trial in frontline EGFRm NSCLC patents, we believe that silevertinib is uniquely positioned as a potential treatment for patients with newly diagnosed EGFR-altered GBM. Following feedback on the study design received from the FDA in January 2026, we are preparing to initiate a randomized Phase 2 trial in this patient population in the second quarter of 2026. After a combination safety lead-in, the trial is expected to enroll approximately 150 newly diagnosed patients, randomized to receive temozolomide (TMZ) (as the control arm) or silevertinib plus TMZ (as the experimental arm). The eligible patient population will be on EGFRvIII-positive patients (approximately 30% of GBM patients) who are O-6-methylguanine-DNA methyltransferase (MGMT) - negative (unmethylated). Randomization and treatment will begin after patients have had surgical resection and radiation and are eligible for maintenance TMZ. The primary endpoint of the trial will be PFS (RANO by blinded independent committee review, or BICR), with a planned futility analysis, and an interim PFS analysis anticipated in the first half of 2028. The secondary endpoint of the trial will be overall survival (OS). The trial will be governed by an independent data monitoring committee (IDMC).

We are also continuing to explore potential partnership opportunities to advance silevertinib into pivotal development.

*BDTX-4933: a highly selective, brain-penetrant RAF MasterKey inhibitor – global rights licensed to Servier*

BDTX-4933 (also known as S241656) was designed to be a potent and selective, reversible oral inhibitor that targets broad families of oncogenic BRAF, KRAS and NRAS alterations. BDTX-4933 selectively targets constitutively active RAF dimers resulting from either BRAF mutations or other upstream oncogenic MAPK pathway alterations, such as KRAS and NRAS alterations. In preclinical tumor models, we observed that BDTX-4933 demonstrated brain-penetrant activity and achieved regression of tumors carrying a broad spectrum of KRAS mutations, NRAS alterations, as well as BRAF Class I, II, and III mutations. The program was in a Phase 1 clinical trial in patients with BRAF and select KRAS and NRAS mutation-positive cancers, with an emphasis on patients with non-G12C KRAS mutant NSCLC when it was outlicensed to Servier Pharmaceuticals LLC (Servier) in the first quarter of 2025. Pursuant to the license agreement, we granted to Servier a global license to develop and commercialize BDTX-4933. Under the terms of the license agreement, Servier will lead the development activities and the global commercialization of BDTX-4933 across multiple indications, including NSCLC, with potential applications in other solid tumors.  In consideration for the license granted to Servier, we received an upfront payment of $70.0 million in March 2025 and will be eligible to receive up to $710.0 million in development and commercial sales milestone payments, along with tiered royalties based on global net sales.

*FGFR Program*

We are exploring partnership opportunities for our FGFR2/3 selective development candidate BDTX-4876.

**Our strategy**

Our vision is to build a differentiated, global biopharmaceutical company developing and commercializing novel medicines for patients with genetically defined tumors. We are advancing compounds that have been discovered through improved understanding of mutant protein conformations to (i) identify novel oncogenic driver mutations and (ii) target families of oncogenic mutations with MasterKey therapies to address a greater number of patients. Our strategy is to explore development of these compounds starting in later-line settings, and based on results, to expand development into early-line settings where patients with these mutations have few treatment options and well tolerated oral therapies have implicit advantages for patients as compared to intravenously administered chemotherapy, antibody, or conjugate-based therapies. The critical components of our strategy include:

- **Generate Phase 2 clinical trial results for silevertinib in patients with EGFRm NSCLC to enable a potential pivotal trial.** We believe that the ability of silevertinib to target approximately 50 oncogenic mutations that are not sufficiently addressed by existing therapies, as well as its oral administration, tolerability profile, CNS penetrance, and clinical data generated to date, offers significant potential to treat patients with EGFRm NSCLC. We expect to seek guidance from the FDA on a potential pivotal trial design in the frontline setting, based on preliminary DOR and PFS data anticipated in the second quarter of 2026.

- **Conduct a Phase 2 clinical trial for silevertinib in newly diagnosed patients with EGFR altered GBM to support a potential pivotal study.** Silevertinib has demonstrated encouraging CNS activity in multiple trials across NSCLC and GBM, and we believe that it is uniquely positioned as a potential treatment for patients with newly diagnosed EGFR-altered GBM, a disease with significant unmet need. We plan to initiate a randomized Phase 2 trial in newly diagnosed GBM patients in the second quarter of 2026, with interim efficacy data expected in the first half of 2028.

- **Evaluate potential strategic partnerships for the pivotal development of silevertinib and to maximize the value of our pipeline.** We are exploring potential partnerships for the further development of silevertinib, including a potential pivotal trial in frontline EGFRm NSCLC.  We also continue to review potential partnership opportunities and strategic alternatives for our FGFR program, BDTX-4876, as well as other transactions that may provide non-dilutive funding to the company.

**Our history and team**

We were founded in 2014 and in 2017, together with Versant Ventures, we began building the MAP drug discovery engine to profile oncogenic mutations and create MasterKey Therapies. We have assembled a team with significant expertise in drug development, with particular strength in small molecule protein kinase inhibitors and advancement of oncology drug candidates through clinical trials and regulatory approval. Mark Velleca, M.D., Ph.D., our Chairman, President and Chief Executive Officer was previously the chief executive officer of G1 Therapeutics, Inc., where he led the advancement of multiple product candidates across several therapeutic areas, including its first therapy from investigational new drug (IND) filing to FDA approval. Elizabeth Buck, Ph.D., our Chief Scientific Officer, previously led preclinical pharmacology and oncology translational research at OSI Pharmaceuticals, Inc. Sergey Yurasov, M.D., Ph.D., our Chief Medical Officer, previously served as Chief Medical Officer at Nuvation Bio. Melanie Morrison, our Chief Development Officer, previously served as Senior Vice President, Program Management and Clinical Operations at Nuvation Bio. Brent Hatzis-Schoch, our Chief Operating Officer and General Counsel, was previously General Counsel at Radius Health, Inc. and Erika Jones, our Senior Vice President of Finance and Principal Financial and Accounting Officer, previously served as the Director of Finance at Axcella Health Inc.

**Our product candidates and development programs**

We have a pipeline of orally available, potent and selective small molecule MasterKey therapies that target genetic drivers in several cancers. We own worldwide commercial rights to silevertinib and our FGFR2/3 selective development candidate, BDTX-4876.

***Silevertinib: a brain-penetrant, mutant selective, irreversible EGFR MasterKey inhibitor targeting EGFR classical, non-classical, and acquired resistance mutations in NSCLC and EGFR mutations expressed in GBM***

*Background and limitations of current EGFR inhibitors*

In NSCLC, EGFR inhibitors have demonstrated significant clinical benefit in patients with classical EGFR activating mutations (Exon19del, L858R) and are the current frontline standard of care. However, over time, almost all patients acquire resistance and relapse. For the third-generation EGFR inhibitor osimertinib, acquired resistance can be associated with the acquisition of a non-classical mutation (e.g., L747P, L718Q) or acquired resistance mutation C797S, against which osimertinib is inactive. Additionally, a subset of NSCLC patients at primary diagnosis harbor non-classical EGFR mutations, including complex mutations that are poorly addressed with current therapies. Furthermore, up to half of all NSCLC patients either have CNS metastases at diagnosis or will develop them while on treatment. The majority of first- and second-generation EGFR inhibitors do not adequately penetrate the CNS, and while third-generation, brain-penetrant EGFR inhibitors such as osimertinib may delay the progression of CNS metastases, there are few options remaining to patients when resistance inevitably arises. Thus, treatment for patients who carry non-classical mutations at diagnosis or patients who have progressed on current EGFR targeted agents with acquired resistance mutations, including for patients with brain metastases, remains an area of high unmet medical need in NSCLC.

*Our solution: silevertinib*

Silevertinib is a potent, selective, irreversible, oral and brain-penetrant small molecule inhibitor designed to address the critical unmet need in NSCLC and GBM driven by EGFR alterations. The pharmacological activity of silevertinib was optimized to inhibit a wide spectrum of EGFR mutations that drive resistance, and to target CNS tumors through its potential for high brain exposure.

EGFR is a potent oncogene commonly altered in many cancers, including NSCLC and GBM. EGFR mutations in NSCLC commonly impact the kinase domain, while in GBM they occur primarily in the extracellular domain. In cell-based assays, silevertinib achieved potent inhibition of families of oncogenic EGFR mutations and selectivity versus normally expressed EGFR WT as compared to osimertinib. This includes classical, non-classical, acquired resistance, and complex mutations expressed in NSCLC. Silevertinib is not a potent inhibitor of Exon20 insertions or the T790M resistance mutation. In cell-based assays, silevertinib achieved potent MasterKey inhibition of a family of oncogenic EGFR variants expressed in GBM and EGFR amplification with selectivity versus normally expressed EGFR WT.

*Clinical development*

The IND application for silevertinib was cleared by the FDA in the first quarter of 2022, and the first-in-human clinical trial (BDTX1535-101) was also initiated in the first quarter of 2022. The Phase 1 dose escalation part of this trial enrolled patients harboring EGFR oncogenic alterations both in NSCLC and GBM and was completed in 2023. Clinical data from the dose escalation portion of the trial demonstrated promising clinical activity and a favorable tolerability profile for silevertinib in the recurrent setting.

NSCLC

In the third quarter of 2023, we began the silevertinib Phase 2 NSCLC clinical trial to assess ORR by RECIST 1.1 and DOR in patients with NSCLC in two initial cohorts: one cohort with the EGFR acquired resistance C797S mutation after progression on a third-generation EGFR TKI, and the other cohort in non-classical driver mutations (NCMs) after progression on an EGFR TKI, in each case with and without brain metastases.

In the third quarter of 2024, we announced initial data from the Phase 2 trial demonstrating encouraging clinical responses and durability of silevertinib in the second- and third-line settings. Based on an August 2024 data cutoff, a preliminary ORR of 42% was seen in 19 patients with known osimertinib resistance EGFR mutations (PACC "P-loop αC-helix compressing" and C797S mutations). Acquisition of C797S was frequently observed in patients who progressed following treatment with osimertinib. PACC mutations represent a structure-function group of non-classical oncogenic driver mutations which may accumulate or be acquired following treatment with osimertinib. Encouraging durability was noted with a DOR of approximately eight months or more in the first three patients who achieved a PR, while 14 of the 19 patients remained on treatment as of the cut-off date. The majority of adverse events were mild or moderate, and no new safety signals were observed. The most common on-target treatment-related adverse events were rash (70%) and diarrhea (35%). There were two cases of grade 3 rash, and no reported cases of grade 4 rash or grade 3/4 diarrhea. We completed enrollment of silevertinib in 83 patients with recurrent EGFRm NSCLC, and expect to report final data at a medical meeting in the second quarter of 2026.

Following feedback from the FDA, in the first quarter of 2024, we also initiated a Phase 2 cohort in frontline patients with NSCLC harboring non-classical mutations. Enrollment in this cohort was completed in July 2025 and in December 2025, we announced initial clinical data. 43 frontline NSCLC patients were enrolled harboring a broad spectrum of 35 distinct non-classical EGFR mutations, including 16 patients with brain metastases (7 of whom had measurable CNS target lesions). All patients were enrolled at a 200mg oral daily dose of silevertinib. Efficacy and safety were assessed with a November 3, 2025 data cutoff and median follow-up time as of the November 2025 data cutoff was 7.2 months. ORR by RECIST 1.1 was 60% with 25 confirmed partial responses and 1 confirmed complete response. CNS ORR (by RANO-BM) was 86% and the DCR was 91%. No new safety signals were observed. AEs experienced by a majority of patients include rash, stomatitis, diarrhea and paronychia and were managed with standard supportive care and dose interruptions or reductions without compromising response depth or durability. As of the November 2025 data cutoff, 29 patients remained on therapy (5 of 29 after progression) with one patient having been on therapy for more than 19 months.



*Data from November 3, 2025 cut. (1) Patient awaiting confirmatory scan; if confirmed, CNS ORR is 100%. 3 patients not on waterfall plot are not evaluable (NE). (2) Patients with compound mutations are classified as "PACC" if at least one PACC mutation is present.*



*Data from November 3, 2025 cut. (1) Patients with compound mutations are classified as "PACC" if at least one PACC mutation is present.*

We plan to present updated results from the Phase 2 NSCLC trial, including DOR and PFS data in the frontline setting (43 patients), at a medical meeting in the second quarter of 2026.

GBM

GBM is a difficult-to-treat, aggressive malignancy of the central nervous system. Standard therapy at diagnosis consists of surgical resection followed by radiation and chemotherapy. Prognosis remains poor, with only approximately 25% of newly diagnosed patients surviving two years or longer after diagnosis. At the time of diagnosis, approximately 52% of GBM tumors express one or more EGFR oncogenic alterations that affect the extracellular region of the receptor tyrosine kinase, consequently promoting oncogenic activation. We believe that current targeted therapies have been unsuccessful in treating GBM due to (i) the concurrent expression of different EGFR oncogenic alterations within individual patients, (ii) insufficient drug potency across different EGFR oncogenic alterations, (iii) paradoxical activation of mutant EGFR commonly found in GBM by earlier-generation inhibitors, and (iv) low levels of brain penetration. In preclinical models, we have shown that the mechanism of activation for these EGFR oncogenic alterations involves the formation of a constitutive dimer that exhibits a conformation leading to ligand-independent signaling shared by a family of extracellular domain EGFR alterations expressed in GBM. Silevertinib was designed to overcome these challenges and address the significant unmet need for new treatments for patients with GBM.

In the fourth quarter of 2023, we announced dose escalation results in 22 patients with GBM demonstrating clinical activity in heavily pre-treated patients, including 1 confirmed partial response and 8 patients with stable disease among 19 patients with measurable disease by RANO criteria. Of 22 patients evaluable for efficacy, 3 patients were shown to be on therapy longer than 10 months, 1 patient longer than 6 months, and 5 patients longer than 4 months. Importantly, historical PFS in this population is expected to last approximate 2-4 months. Silevertinib was shown to be generally well tolerated, with no new safety signals observed.

In the second quarter of 2024, at the ASCO Annual Meeting, we presented preliminary data from the Phase 1 trial of silevertinib in patients with relapsed/recurrent GBM, demonstrating encouraging duration of treatment and clinical activity, and a tolerability profile consistent with the initial safety data released in 2023.

Also, in the second quarter of 2024, initial results were presented at the ASCO Annual Meeting from an investigator (Ivy Brain Tumor Center) sponsored Phase 0/1 "window of opportunity" trial of silevertinib in patients with recurrent high-grade glioma with EGFR alterations and/or fusions at initial diagnosis and who underwent surgical intracranial tumor resection. The data presented demonstrated that silevertinib exceeded the pre-specified threshold for drug concentration in the brain tumor tissue and was generally well tolerated with expected EGFR-mediated side effects. Additional promising results from this trial were presented by the Ivy Brain Tumor Center at the European Association of Neuro-Oncology (EANO) annual meeting in the fourth quarter of 2024, and at the EANO, the Society of Neuro-Oncology (SNO), and the American Association for Cancer Research (AACR) annual meetings in 2025. These data demonstrated that silevertinib penetrates non-contrast enhancing regions of glioblastoma and suppresses EGFR signaling in patient tumors. In March 2025, the Phase 0/1 trial was modified by the Ivy Brain Tumor Center to include newly diagnosed GBM patients with EGFR alterations.

Based on these data and together with the robust CNS ORR demonstrated by silevertinib to date in our Phase 2 trial in frontline EGFRm NSCLC patents, we believe that silevertinib is uniquely positioned as a potential treatment for patients with newly diagnosed EGFR-altered GBM. Following feedback on the study design received from the FDA in January 2026, we are preparing to initiate a randomized Phase 2 trial in this patient population in the second quarter of 2026. After a combination safety lead-in of silevertinib plus temozolomide (TMZ), the trial is expected to enroll approximately 150 newly diagnosed patients, randomized to receive TMZ (as the control arm) or silevertinib plus TMZ (as the experimental arm). The eligible patient population will be on EGFRvIII-positive patients (approximately 30% of GBM patients) who are O-6-methylguanine-DNA methyltransferase (MGMT) -negative (unmethylated). Randomization and treatment will begin after patients have had surgical resection and radiation and are eligible for maintenance TMZ.

The primary endpoint of the trial will be PFS (RANO by BICR), with a planned futility analysis, and an interim PFS analysis anticipated in the first half of 2028. The secondary endpoint of the trial will be OS. The trial will be governed by an IDMC.

**Early-stage programs**

*FGFR program*

Oncogenic mutations affecting FGFR2 and FGFR3 (including short variant point mutations and fusions) are expressed across a range of cancers such as bladder and cholangiocarcinoma. While these mutations have been targeted by three first-generation pan-FGFR inhibitors (erdafitinib, pemigatinib and infigratinib), clinical success has been hindered by dose limiting toxicities related to on-target inhibition of FGFR1, which causes hyperphosphatemia and the need for significant dose interruptions and dose reductions, and even discontinuation. These limitations curtail the efficacy of current-generation FGFR targeted therapies.

BDTX-4876 is a MasterKey inhibitor of oncogenic FGFR 2 /3 mutations with selectivity versus FGFR1/4. In preclinical tumor models dose dependent tumor regression was demonstrated, and bone growth was also observed in a preclinical model supporting the potential development of BDTX-4876 in musculoskeletal dysplasia. We are currently exploring potential partnerships for further development of this program.

**Competition**

Our industry is intensely competitive and subject to rapid and significant technological change. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from major pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have significantly greater financial, technical and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

We face competition with respect to our current product candidate and will face competition with respect to our future product candidates, from segments of the pharmaceutical, biotechnology and other related markets that pursue targeted therapies for patients with genetically defined cancers. There are currently compounds approved and in development which target the EGFR pathway and against which we expect silevertinib to compete, including:

- In patients with EGFR acquired resistance: combination of amivantamab, or Rybrevant, and lazertinib, or Lazcluze, which is marketed by Janssen Biotech, Inc.; patritumab deruxtecan, which is under development by Merck and Daiichi Sankyo Co.; datopotamab deruxtecan, which is developed by AstraZeneca plc and Daiichi Sankyo Co.; ivonescimab, which is under development by Summit Therapeutics and Akeso; TAS3351, which is under development by Taiho Oncology; BBT-207, which is under development by Bridge Biotherapeutics, Inc.; and JIN-A02, which is under development by J Ints Bio.

- In patients with EGFR non-classical mutations: afatinib, or Gilotrif, which is marketed by Boehringer Ingelheim and approved as frontline treatment of NSCLC patients with S768I, L861Q, and/or G719X mutations; osimertinib, or Tagrisso, which is marketed by AstraZeneca plc and is being prescribed off-label for NSCLC patients with exon 18 mutations; firmonertinib, which is under development by ArriVent Biopharma, Inc. and Shanghai Allist Pharmaceuticals Co. Ltd.; ORIC-114, which is under development by ORIC Pharmaceuticals, Inc.; zipalertinib, which is under development by Taiho Oncology, Inc. and Cullinan Therapeutics, Inc.; and BH-30643, which is under development by BlossomHill Therapeutics, Inc.

- In patients with EGFR alterations present in GBM: WSD-0922-FU, which is under development by Wayshine Biopharm International Ltd.; and TAS-2940, which is under development by Taiho Oncology, Inc.

In addition, there are other small molecule and precision oncology-focused companies with whom we may eventually compete, including Lilly Loxo Oncology; Voronoi, Inc.; Deciphera Pharmaceuticals, Inc. (acquired by Ono Pharmaceutical Co., Ltd.); Verastem, Inc.; Relay Therapeutics, Inc.; Taiho Oncology, Inc.; Bayer AG; and Incyte Corp.

Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than us in manufacturing and marketing their products. In addition, we will likely need to develop our product candidates in collaboration with diagnostic companies, and we will face competition from other companies in establishing these collaborations. Our competitors will also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Furthermore, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates, if any are approved, may compete with these existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and a gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

The acquisition or licensing of pharmaceutical products is also very competitive. If we seek to acquire or license products, we will face substantial competition from a number of more established companies, some of which have acknowledged strategies to license or acquire products and many of which are bigger than us and have more institutional experience and greater cash flows than we have. These more established companies may have competitive advantages over us, as may other emerging companies taking similar or different approaches to product licenses and/or acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines, which may provide those companies with an even greater competitive advantage.

**Manufacturing and Supply**

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates undergoing preclinical testing, as well as for clinical testing and commercial manufacture if our product candidates receive marketing approval.

All of our product candidates are small molecules and are manufactured via synthetic processes from available starting materials. The chemistry appears amenable to scale up and does not currently require unusual equipment in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at third-party contract manufacturing organizations (CMOs).

**Commercialization**

Subject to receiving marketing approvals, we expect to commence commercialization activities by building a focused sales and marketing organization in the United States to sell our products. We believe that such an organization will be able to address the community of oncologists who are the key specialists in treating the patient populations for which our product candidates are being developed. Outside the United States, we may enter into distribution and other marketing arrangements with third parties for any of our product candidates that obtain marketing approval.

We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine.

**Intellectual property**

We seek to protect the intellectual property and proprietary technology that we consider important to our business, including by pursuing patent applications that cover our product candidates and methods of using the same, as well as any other relevant inventions and improvements that are considered commercially important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position. Our commercial success depends, in part, on our ability to obtain, maintain, enforce and protect our intellectual property and other proprietary rights for the technology, inventions and improvements we consider important to our business, and to defend any patents we may own or in-license in the future, prevent others from infringing any patents we may own or in-license in the future, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates and technologies will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our pending patent applications, and any patent applications that we may in the future file or license from third parties, may not result in the issuance of patents and any issued patents we may obtain do not guarantee us the right to practice our technology in relation to the commercialization of our products. We also cannot predict the breadth of claims that may be allowed or enforced in any patents we may own or in-license in the future. Any issued patents that we own, or may own or in-license in the future may be challenged, invalidated, circumvented or have the scope of their claims narrowed. For example, we cannot be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States that also claim technology or therapeutics to which we have rights, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office (USPTO) to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us, which is highly unpredictable. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide.

The term of individual patents depends upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent claiming a new drug product may also be eligible for a limited patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. Only one patent applicable to an approved product is eligible for the extension, and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. Additionally, the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA. In the future, if our product candidates receive approval by the FDA, we expect to apply for patent term extensions on any issued patents covering those products, depending upon the length of the clinical studies for each product and other factors. There can be no assurance that our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustments to the terms of any patents we may own or in-license in the future. In addition, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Patent term may be inadequate to protect our competitive position on our products for an adequate amount of time.

As of March 11, 2026, we own four U.S. provisional patent applications, eight U.S. patent applications, and two issued U.S. patents. We also own nine Patent Cooperation Treaty (PCT) patent applications, 127 foreign patent applications, and 18 issued foreign patents. Any U.S. or foreign patent issuing from these patent applications would be scheduled to expire from 2039 to 2046, excluding any additional term for patent term adjustment or patent term extension, and assuming that conversions are timely made based upon U.S. provisional patent applications, that national phase entries are timely made based upon the pending PCT applications, and the payment of all applicable maintenance or annuity fees. Below is an overview of patent applications covering silevertinib (formerly BDTX-1535), BDTX-4933, BDTX-4876, and our MAP drug discovery engine.

*Silevertinib*

As of March 11, 2026, we own four U.S. provisional patent applications, four U.S. patent applications, one issued U.S. patent, six PCT patent applications, 51 foreign patent applications, and 17 issued foreign patents that cover our non-small cell lung cancer and glioblastoma program, including the composition of matter for silevertinib, metabolites of silevertinib, formulation of silevertinib, polymorphs of silevertinib, as well as methods of using and making silevertinib. Any U.S. or foreign patent issued from these pending applications would be scheduled to expire between 2040 and 2046, assuming that conversions are timely made based upon U.S. provisional patent applications, and that national phase entries are timely made based upon the pending PCT applications, excluding any additional term for patent term adjustment or patent term extension.

*BDTX-4933*

As of March 11, 2026, we own two U.S. patent applications, two PCT patent applications, and 66 foreign patent applications that cover the BRAF program licensed to Servier pursuant to the license agreement entered in the first quarter of 2025, including the composition of matter for BDTX-4933, polymorphs of BDTX-4933, formulations of BDTX-4933, as well as methods of using and making BDTX-4933. Any U.S. or foreign patent issued from these pending applications would be scheduled to expire between 2042 and 2045, assuming that conversions are timely made based upon U.S. provisional patent applications, and that national phase entries are timely made based upon the pending PCT applications, excluding any additional term for patent term adjustment or patent term extension.

*BDTX-4876*

As of March 11, 2026, we own one U.S. patent application, one PCT patent application, ten foreign patent applications, and one foreign patent that cover our FGFR program, including the composition of matter for BDTX-4876, polymorphs of BDTX-4876, as well as methods of using and making BDTX-4876. Any U.S. or foreign patent issued from these pending applications would be scheduled to expire between 2042 and 2044, assuming that conversions are timely made based upon U.S. provisional patent applications, and that national phase entries are timely made based upon the pending PCT applications, excluding any additional term for patent term adjustment or patent term extension.

*MAP drug discovery engine*

As of March 11, 2026, we own one U.S. patent application that covers our MAP drug discovery engine and the use thereof in developing and applying therapeutics. Any U.S. patent issued from this U.S. patent application would be scheduled to expire in 2040, excluding any additional term for patent term adjustment or patent term extension.

Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the USPTO are often significantly narrowed by the time they issue, if they issue at all. Any of our pending PCT patent applications are not eligible to become issued patents until, among other things, we file national stage patent applications within 30 months in the countries in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose our priority date with respect to our PCT patent applications and any patent protection on the inventions disclosed in such PCT patent applications. Our provisional patent applications may never result in issued patents and are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing the related provisional patent application. If we do not timely file non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional and national stage patent applications relating to our provisional and PCT patent applications, we cannot predict whether any of our future patent applications for silevertinib, BDTX-4933, BDTX-4876, or any of our other product candidates or technology will result in the issuance of patents that effectively protect silevertinib, BDTX-4933, BDTX-4876, or our other product candidates or technology. If we do not successfully obtain patent protection, or, even if we do obtain patent protection, if the scope of the patent protection we or our potential licensors obtain with respect to silevertinib, BDTX-4933, BDTX-4876, or our other product candidates or technology is not sufficiently broad, we will be unable to prevent others from using our technology or from developing or commercializing technology and products similar or identical to ours or other competing products and technologies. For more information regarding the risks related to our intellectual property, please see "Risk Factors—Risks Related to our Intellectual Property."

In addition to patent applications, we rely on unpatented trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential know-how are difficult to protect. In particular, we anticipate that with respect to the building of our compound library, our trade secrets and know-how will over time be disseminated within the industry through independent development and public presentations describing the methodology. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors and non-competition, non-solicitation, confidentiality and invention assignment agreements with our employees and consultants. We have also executed agreements requiring assignment of inventions with selected consultants, scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee that we will have executed such agreements with all applicable employees and contractors, or that these agreements will afford us adequate protection of our intellectual property and proprietary information rights. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom we disclose such information. These agreements may also be breached, and we may not have an adequate remedy for any such breach. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property, please see "Risk Factors—Risks Related to our Intellectual Property."

**Government regulation**

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, including the European Union (EU), extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, contract research organizations and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the United States, where we are initially focusing our drug development, the FDA regulates drug products under the U.S. Federal Food, Drug and Cosmetic Act (FD&C Act), its implementing regulations and other laws. Our product candidates are early-stage and none of our product candidates has been approved by the FDA for marketing in the United States. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other legal requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA's refusal to approve pending applications, issuance of clinical holds for ongoing studies, suspension or revocation of approved applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution brought by the FDA and the U.S. Department of Justice or other governmental entities.

The process required by the FDA before our product candidates are approved as drugs for therapeutic indications and may be marketed in the United States generally involves the following:

- completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

- submission to the FDA of an IND application, which must become effective before clinical trials may begin;

- approval by an Institutional Review Board (IRB) or independent ethics committee at each clinical trial site before each trial may be initiated;

- performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, good clinical practice (GCP) requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

- submission to the FDA of a New Drug Application (NDA);

- a determination by the FDA within 60 days of its receipt of an NDA, to accept the filing for review;

- satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with current good manufacturing practices, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;

- potential FDA audit of the clinical trial sites that generated the data in support of the NDA;

- payment of user fees for FDA review of the NDA; and

- FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

### Preclinical and clinical trials for drugs

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as *in vitro* and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including clinical trials results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

While we plan to conduct any international clinical trials under our INDs we obtain with the FDA in the future, a sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor must submit data from the clinical trial to the FDA in support of an NDA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.

- *Phase 1*—Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

- *Phase 2*—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

- *Phase 3*—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling.

In March 2022, the FDA released a final guidance entitled "Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics," which outlines how drug developers can utilize an adaptive trial design commonly referred to as a seamless trial design in early stages of oncology drug development (i.e., the first-in-human clinical trial) to compress the traditional three phases of trials into one continuous trial called an expansion cohort trial. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA. Expansion cohort trials can potentially bring efficiency to drug development and reduce developmental costs and time.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or *in vitro* testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor's initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

### U.S. marketing approval for drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug's safety and efficacy. The marketing application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the United States.

The FDA reviews all submitted NDAs before it accepts them for filing, and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the Sponsor product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

### *Orphan drug designation and exclusivity*

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same approved use or indication, except in limited circumstances, such as a subsequent product's showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same approved use or indication before we do, unless we are able to demonstrate that our product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

### *Rare pediatric disease designation and priority review vouchers*

Under the FD&C Act, the FDA incentivizes the development of drugs that meet the definition of a "rare pediatric disease," defined to mean a serious or life-threatening disease in which the serious of life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be received from sales in the United States of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug application after the date of approval of the rare pediatric disease drug product, referred to as a priority review voucher (PRV). A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Under current law, after September 30, 2029, the FDA may not award any rare pediatric disease priority vouchers, although the FDA's authority to do so could be extended by Congress in the future.

### *Expedited development and review programs for drugs*

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.

A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the agency may review portions of the marketing application before the sponsor submits the complete application, as well as Priority Review, discussed below. In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and accelerated approval. A product is eligible for Priority Review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA must review an application in six months compared to ten months for a standard review. Additionally, products are eligible for accelerated approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated approval is usually contingent on a sponsor's agreement to conduct additional post-approval studies to verify and describe the product's clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 (FDORA), the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the FDA, that all advertising and promotional materials that are intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period. Additionally, after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

*Pediatric information and pediatric exclusivity*

Under the Pediatric Research Equity Act (PREA), certain NDAs and certain supplements to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act (FDASIA) amended the FD&C Act to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan (PSP) within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

A drug can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued "Written Request" for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

*U.S. post-approval requirements for drugs*

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our contract manufacturers. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

- product seizure or detention, or refusal to permit the import or export of products;

- injunctions or the imposition of civil or criminal penalties; and

- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and issuance of corrective information.

*Other regulatory matters*

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

*Other healthcare and privacy laws*

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

- The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving, paying or providing remuneration (including any kickback, bribe, or rebate), directly or indirectly in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, arrangement or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute (AKS) or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act (FCA) or federal civil money penalties. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution.

- The federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws which can be enforced through civil whistleblower or qui tam actions, which imposes civil and criminal penalties against individuals or entities for knowingly presenting or causing to be presented, to the federal government, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The FCA also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs.

- The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which prohibits, among other things, knowingly and willfully executing or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of or payment for, healthcare benefits, items or services relating to healthcare benefits, items or services relating to healthcare matters. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

- HIPAA, as further amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose certain requirements, including mandatory contractual terms, on covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their respective business associates and their subcontractors that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of such individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

- The U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to report annually to CMS information related to certain payments and other transfers of value to physicians, nurse practitioners, certified nurse anesthetists, physician assistants, clinical nurse specialists, and certified nurse midwives as well as teaching hospitals. Manufacturers are also required to disclose ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician providers (physician assistants, nurse practitioners clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified-nurse midwives). In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

- Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs.

- Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the AKS and FCA, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America's Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including the EU's General Data Protection Regulation (GDPR), and dozens of US state and federal regulations also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these myriad requirements and if we fail to comply with an applicable state law requirement, federal regulation, or foreign privacy regime we could be subject to penalties.

We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and individual imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

*Insurance Coverage and Reimbursement*

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS, an agency within HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company's revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

*Current and future healthcare reform legislation*

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the United States Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under government health care programs. The ACA includes provisions of importance to our potential product candidates that:

- created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

- expanded eligibility criteria for Medicaid programs, thereby potentially increasing a manufacturer's Medicaid rebate liability;

- expanded manufacturers' rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of "average manufacturer price," or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

- expanded the types of entities eligible for the 340B drug discount program;

- established the Medicare Part D coverage gap discount program by requiring manufacturers to provide point-of-sale-discounts off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient drugs to be covered under Medicare Part D; and

- created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted:

- In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, unless additional Congressional action is taken.

- In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

- On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

- On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

- On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

- On December 20, 2019, the Further Consolidated Appropriations Act was signed into law (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

- On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law. In addition to provider payment cuts under Medicare, the American Rescue Plan Act of 2021 also eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. These laws and regulations may result in additional reductions in Medicare and other healthcare funding available for healthcare providers and may otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

- In August 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law and includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 which began in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, including small molecule drugs; and require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, also including small molecule drugs. Further, under the IRA, orphan drugs were previously exempted from the Medicare drug price negotiation program; however, this exemption was restricted to drugs with only one orphan designation and for which the only approved indication is for that disease or condition. If a product received multiple orphan designations or had multiple approved indications, it would not qualify for the orphan drug exemption. Under the One Big Beautiful Bill Act of 2025, or the OBBB Act, this restriction was eliminated; and effective for the 2028 initial price applicability year, all orphan drugs, regardless of the number of orphan designations or indications, are exempt from the Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. At a federal level, President Trump reversed some of President Biden's executive orders including rescinding Executive Order 14087 entitled "Lowering Prescription Drug Costs for Americans." President Trump may issue new executive orders designed to impact drug pricing. A number of these and other proposed measures may require authorization through additional legislation to become effective. The Trump administration also previously released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS solicited feedback on some of these measures and has in the past implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs effective January 1, 2020. Congress and the Trump administration have indicated that they will continue to seek new legislative measures to control drug costs.

On November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. The IRA further extended the delay in implementing this rule under 2032.

Additionally, the FDA published a final rule, effective November 30, 2020, that allows for the importation of certain prescription drugs from Canada. Under the final rule, states and Indian Tribes, and in certain future circumstances pharmacists and wholesalers, may submit importation program proposals to the FDA for review and authorization. On September 25, 2020, CMS stated drugs imported by States under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for "best price" or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. Separately, the FDA also issued a final guidance document outlining a potential pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country.

On April 15, 2025, the Trump Administration published Executive Order 14273, "Lowering Drug Prices by Once Again Putting Americans First," which generally directs the federal government to take measures to reduce drug prices, including eliminating the so-called "pill penalty" under the Inflation Reduction Act that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. On May 12, 2025, the Trump Administration published Executive Order 14297, "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients" which generally, among other things, directs the federal government to establish and communicate most-favored-nation (MFN) price targets to pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the MFN lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to "take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries." Notably, a similar "Most Favored Nation" pricing rule enacted under the first Trump Administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021.

On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (GLOBE) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS's spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (GUARD) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions fOr U.S. Medicaid (GENEROUS) Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards (PDABs) and similar entities. While many PDABs have been granted authority to promote drug price transparency and reporting, some states have granted PDABs more expansive authority, including to set Upper Payment Limits (UPLs) on select, high price drugs. The adoption and implementation of UPLs may put downward pressure on drug prices and impact our company's future revenues. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. Some of these proposed measures, including drug importation and pharmacy benefit manager rebate rule changes, face legal challenges from industry groups and participants. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

Some of our manufacturers are located outside of the United States. There is currently significant uncertainty about the future relationship between the U.S. and various other countries, including China, with respect to trade policies, treaties, government regulations and tariffs. Increased tariffs could potentially disrupt our existing supply chains and impose additional costs on our business. Additionally, it is possible further tariffs may be imposed that could affect imports of active pharmaceutical ingredients (APIs) used in our product candidates, or our business may be adversely impacted by retaliatory trade measures taken by China or other countries, including restricted access to such raw materials used in our product candidates. Given the unpredictable regulatory environment in China and the U.S. and uncertainty regarding how the U.S. or foreign governments will act with respect to tariffs, international trade agreements and policies, further governmental action related to tariffs, additional taxes, regulatory changes or other retaliatory trade measures in the future could occur with a corresponding detrimental impact on our business and financial condition.

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies or health technology assessments that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. For example, in the EU Member States may restrict the range of products for which their national health insurance systems provide reimbursement or impose price controls on medicines. EU Member States may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced EU Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will grant favorable reimbursement and pricing arrangements for any products, if approved in those countries.

***Compliance with other federal and state laws or requirements; changing legal requirements***

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to we may be subject.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

### Other U.S. environmental, health and safety laws and regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

### Government regulation of drugs outside of the United States

To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization or identification of an alternate regulatory pathway, manufacturing, commercial sales and distribution of our products. For instance, in the EU, medicinal products are subject to extensive pre- and post-market regulation by regulatory authorities at both the EU and national levels.

- *Centralized procedure*—If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, following the opinion of the European Medicines Agency's, (EMA), Committee for Medicinal Products for Human Use (CHMP), the European Commission issues a single marketing authorization valid across the EU, and in the additional countries of the European Economic Area (Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human medicines derived from biotechnology processes or advanced therapy medicinal products (i.e. gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases, and designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EU, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of a marketing authorization application, or MAA, by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, which makes the final decision to grant the marketing authorization, which is issued within 67 days of receipt of the EMA's recommendation. Accelerated assessment may be granted by the CHMP in exceptional cases, for medicinal products of major public health interest, particularly from the perspective of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

- *National authorization procedures*—There are also two other possible routes to authorize products for therapeutic indications in several countries in the EU, which are available for products that fall outside the scope of the centralized procedure:

  ◦ *Decentralized procedure*—Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

  ◦ *Mutual recognition procedure*—In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, additional marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

Under the above described procedures, before granting a marketing authorization, the EMA (for centralized procedures) or the competent authorities of the Member States (for national, decentralized or mutual recognition procedures) assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

In the EU, new products for therapeutic indications that are authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period, if granted, prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator's data may be referenced, but no generic or biosimilar product can be marketed in the EU until the expiration of the market exclusivity period. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with currently approved therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company could nevertheless also market another version of the product if such company obtained a marketing authorization based on an MAA with a complete, independent data package of pharmaceutical tests, preclinical tests and clinical trials.

The criteria for designating an "orphan medicinal product" in the EU are similar in principle to those in the United States. In the EU a medicinal product may be designated as orphan medicinal product if it meets the following criteria: (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) without the benefits derived from orphan status, it is unlikely that the marketing of the medicine would generate sufficient return in the EU to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product would be of significant benefit to those affected by that condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no MAA shall be accepted, and no marketing authorization shall be granted for a similar medicinal product. A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, including if the product is sufficiently profitable not to justify maintenance of market exclusivity. Otherwise, orphan medicine marketing exclusivity may be revoked only in very select cases, such as if (i) it is established that a similar medicinal product is safer, more effective or otherwise clinically superior to the authorized product; (ii) the marketing authorization holder of the authorized orphan product consents to a second product application; or (iii) the marketing authorization holder of the authorized orphan product cannot supply enough orphan medicinal product. Orphan designation must be requested before submission of the for marketing authorization application. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

In May 2017, the EU adopted the Regulation (EU) 2017/746 on in vitro diagnostic medical devices, or IVDR, which became applicable on 26 May 2022 and repealed Directive 98/79/EC on in vitro diagnostic medical devices. Devices that comply with the requirements of the IVDR will be entitled to bear the CE conformity marking, indicating that the device conforms to the general safety and performance requirements of the IVDR, and, accordingly, can be commercially distributed throughout the EU (in-vitro diagnostic medical devices cannot be marketed in the EU without a CE mark). The method of assessing conformity varies depending on the class of the product, but normally involves a third-party assessment by an independent "Notified Body". This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product.

Similar to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

In April 2014, Regulation (EU) No 536/2014 on clinical trials (Clinical Trials Regulation) was adopted, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The Clinical Trials Regulation is directly applicable in all EU Member States, meaning no national implementing legislation is required. The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the Clinical Trials Information System (CTIS); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed in a coordinated procedure led by a Reporting Member State, with the involvement of the Member States concerned. Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

All of the aforementioned EU rules are generally applicable in the European Economic Area (EEA), which consists of the EU Member States, plus Norway, Liechtenstein and Iceland.

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text has been agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted, and are not expected to become applicable before 2028.

The collection and use of personal data in the EEA is governed by the General Data Protection Regulation (GDPR). The GDPR has extraterritorial application and applies to organizations based outside the EEA that provide goods or services to residents in the EU. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for "sensitive information" which includes health and genetic information of data subjects residing in the EEA. GDPR grants individuals a number of data protection rights which they can exercise in relation to their personal information. Further, the GDPR enables individuals to claim damages for violations and introduces the right for non-profit organizations to bring claims on behalf of data subjects. The GDPR imposes strict rules on the transfer of personal data out of the EEA to the United States or other regions that have not been deemed to offer "adequate" privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or €20 million, whichever is greater. The GDPR introduced additional complexity and requirements for additional mechanisms ensuring compliance with the new data protection rules. In addition, further to the United Kingdom (UK)'s exit from the EU, the UK's EU (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK's data protection regime, which is independent from but aligned to the EU's data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU's GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. In 2025, the Data (Use and Access) Bill (DUA Act) passed both Houses of UK Parliament and received Royal Assent. The DUA Act alters requirements for international data transfers and marks a shift in the UK's approach to data protection.

Enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects.

Should we utilize third-party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.

### *Brexit and the Regulatory Framework in the United Kingdom*

Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the United Kingdom (UK) is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK however, new legislation such as the EU Clinical Trials Regulation, is not applicable in the UK. As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency (MHRA) is the UK's standalone medicines and medical devices regulator. As a result of the Northern Ireland Protocol, different rules applied in Northern Ireland than in England, Wales, and Scotland (together, "Great Britain", or GB), with Northern Ireland continuing to follow the EU regulatory regime for a period after Brexit. However, on January 1, 2025 a new arrangement called the "Windsor Framework" came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines. In particular, the MHRA is now responsible for approving medicinal products placed on the UK market (i.e., Great Britain and Northern Ireland), and the EMA no longer has a role in UK marketing authorizations. A single UK-wide marketing authorizations will be granted by the MHRA for medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. In addition, the new arrangements require, for packs placed on the UK market on or after January 1, 2025, a "UK Only" label is required, indicating they are not for sale in the EU. However, although separate authorization is now required to market medicinal products in the UK, since January 1, 2024, the MHRA may rely on the International Recognition Procedure, or IRP, when reviewing certain types of MAAs. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (e.g. the medicines regulatory authorities in Australia, Canada, Switzerland, Singapore, Japan, the U.S.A. and the EMA in the EU).

There is no pre-marketing authorization orphan designation in the UK. The MHRA reviews applications for orphan designation with the corresponding MAA. The criteria for orphan designation in the UK are similar to those in the EU, but are applied to the UK population not more than five in 10,000 in the UK). If granted, orphan market exclusivity is set from the date of first approval in the UK.

**Human Capital Resources**

In order to achieve the goals and expectations of our Company, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make Black Diamond a safe and rewarding workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits and health and wellness programs, and by programs that build connections between our employees.

As of March 11, 2026, we had 21 full-time employees. Three of our employees have Ph.D. degrees, two have Pharm.D. degrees, and three have M.D. degrees. The following table shows the number of full-time employees as of March 11, 2026 engaged in either research and development or administrative functions. All of our employees are located in the United States.

| Function | Employees |
|---|---|
| Research and development | 12 |
| Administrative | 9 |
| Total | 21 |

None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

A highly skilled and engaged workforce is critical to achieving our business objectives and bringing value to patients, shareholders, and all stakeholders. We foster an inclusive culture that attracts, retains, engages, and develops our people. Additionally, the success of our business is fundamentally connected to the well-being of our employees. Accordingly, we are committed to their health, safety and wellness. We provide our employees and their families with access to a variety of innovative, flexible and convenient health and wellness programs, including benefits that provide protection and security so they can have peace of mind concerning events that may require time away from work or that impact their financial well-being; that support their physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors; and that offer choice where possible so they can customize their benefits to meet their needs and the needs of their families.

We provide robust compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs include potential annual discretionary bonuses, stock awards, a 401(k) Plan, healthcare and insurance benefits, flexible spending accounts, paid time off, family leave and flexible work schedules, among others. In addition to our broad-based equity award programs, we have used targeted equity-based grants with vesting conditions to facilitate retention of personnel.

**Facilities**

We lease office space for our principal office on a month-to-month basis, which is located at 245 First Street, 18th Floor, Cambridge, MA 02142. We lease a facility containing approximately 25,578 square feet of office space, which is located at One Main Street, Cambridge, MA 02142. The lease expires on August 31, 2028, subject to an option to extend the lease for five additional years. In December 2022, we entered into a sublease for one floor, approximately 14,439 square feet, of our Cambridge, MA office space, which also terminates on August 31, 2028. In December 2025, we entered into a sublease for the other floor, approximately 11,139 square feet, of our Cambridge, MA office space, which also terminates on August 31, 2028. We also lease approximately 18,120 square feet of office and laboratory space at 430 East 29th Street, New York, New York 10016. The lease expires on August 30, 2032, subject to an option to extend the lease for five additional years. In June 2024, we entered into a sublease for our office and laboratory space in New York, NY. The sublease terminates on June 30, 2026.

We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.

**Legal proceedings**

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date of this Annual Report, we were not a party to, or aware of, any material legal matters or claims. In the future, we may become party to legal matters and claims in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

**Corporate Information**

We were formed as an LLC in December 2014 and we converted to a corporation in September 2016 under the laws of the State of Delaware under the name ASET Therapeutics, Inc. On January 2, 2018, we changed our name to Black Diamond Therapeutics, Inc. Our principal executive offices are located at 245 First Street, 18th Floor, Cambridge, MA 02142, and our telephone number is 617-252-0848. As of December 31, 2025, we have one subsidiary, Black Diamond Therapeutics Security Corporation, which was incorporated in 2019.

**Financial Information and Segments**

The financial information required under this Item 1 is incorporated herein by reference to the section of this Annual Report titled "*Part II—Item 8—Financial Statements and Supplementary Data.*" The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company's singular focus is the development of selective medicines for patients with genetically defined cancers driven by oncogenes activated by allosteric mutations. See Note 2 to our consolidated audited financial statements included in this Annual Report. For financial information regarding our business, see "*Part II—Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations*" of this Annual Report and our consolidated audited financial statements and related notes included elsewhere in this Annual Report.

**Available Information**

Our Internet address is www.blackdiamondtherapeutics.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Exchange Act are available through the "Investors & News" portion of our website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not part of this Annual Report or any of our other securities filings unless specifically incorporated herein by reference. We have included our website address in this Annual Report solely as an inactive textual reference. Our filings with the SEC may be accessed through the SEC's website at www.sec.gov. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

**Item 1A. Risk Factors**

*Careful consideration should be given to the following risk factors, in addition to the other information set forth in this Annual Report and in other documents that we file with the SEC, in evaluating the Company and our business. Investing in our common stock involves a high degree of risk. If any of the following risks and uncertainties actually occurs, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks and uncertainties summarized and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, prospects, financial condition and results of operations. Certain statements in this Annual Report are forward-looking statements. Please also see the section entitled "Special Note Regarding Forward-Looking Statements."*

**Risks related to the development of our product candidates**

Risks related to clinical development

***We are very early in our development efforts and are substantially dependent on our lead clinical-stage product candidate, silevertinib. If we are unable to advance silevertinib or any of our future product candidates through clinical development, obtain regulatory approval and ultimately commercialize silevertinib or any of our future product candidates, or experience significant delays in doing so, our business will be materially harmed.***

We are very early in our development efforts. We are currently evaluating silevertinib in a Phase 2 clinical trial in patients with EGFRm NSCLC and an investigator sponsored Phase 0/1 trial in patients with GBM, and plan to initiate a randomized Phase 2 trial of silevertinib in newly diagnosed patients with EGFR altered GBM. We are evaluating partnership opportunities for our development-stage product candidate, BDTX-4876. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful clinical development and eventual commercialization of silevertinib or one or more of our future product candidates. The success of our product candidates will depend on several factors, including the following:

- successful completion of preclinical studies;

- approval of INDs for our planned clinical trials or future clinical trials;

- FDA acceptance of our clinical development strategy;

- successful initiation of clinical trials;

- successful patient enrollment in and completion of clinical trials;

- safety, tolerability and efficacy profiles for our product candidates that are satisfactory to the FDA or any foreign regulatory authority for marketing approval;

- receipt of marketing approvals for our product candidates from applicable regulatory authorities;

- the extent of any required post-marketing approval commitments to applicable regulatory authorities;

- obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

- making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our product candidates, if any product candidates are approved;

- establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

- acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

- effectively competing with other cancer therapies;

- obtaining and maintaining third-party coverage and adequate reimbursement;

- maintaining a continued acceptable safety profile of our products following approval; and

- factors we may not be able to control, such as current or potential pandemics that may limit patients, principal investigators or staff or clinical site availability.

There is no guarantee that the results obtained in preclinical studies or our ongoing clinical trials of silevertinib will be sufficient to obtain regulatory approval or marketing authorization. Negative results in the development of our lead product candidate may also impact our ability to obtain regulatory approval for our other product candidates, either at all or within anticipated timeframes because, although other product candidates may target different indications, the underlying technology platform, manufacturing process and development process is the same for all of our product candidates. Accordingly, a failure in any one program may affect the ability to obtain regulatory approval to continue or conduct clinical programs for other product candidates. Moreover, anti-tumor activity may be different in each of the different tumor types and for the different genetic mutations we plan on evaluating in the clinical trial and may differ from the results seen in our preclinical studies. Therefore, the tumor response may be low in patients with some cancers compared to others. This may result in discontinuation of development of a product candidate for patients with these tumor types and/or mutations due to insufficient clinical benefit while continuing development for a more limited population of patients more likely to benefit. As a consequence, we may have to negotiate with the FDA to reach agreement on defining the optimal patient population, study design and size in order to obtain regulatory approval, any of which may require significant additional resources and delay the timing of our clinical trials and ultimately the approval, if any, of any of our product candidates.

In addition, because we have limited financial and personnel resources and are placing significant focus on the development of our lead clinical-stage product candidate, we may forgo or delay pursuit of opportunities with other future product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and other future product candidates for specific indications may not yield any commercially viable future product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to those product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidates.

***Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates. We may find it difficult to enroll patients in our Phase 2 clinical trial for silevertinib or future product candidates with the genetic mutations these product candidates are designed to target.***

Identifying and qualifying patients to participate in clinical studies of our product candidates is critical to our success. The timing of completion of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In particular, because we are focused on patients with specific genetic mutations, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. For example, for silevertinib, we cannot be certain how many patients will have the genetic mutations that this product candidate is designed to target or that the number of patients enrolled for each mutation will suffice for regulatory approval and inclusion of each such mutation in the approved label. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates.

In addition to the potentially small populations, the eligibility criteria of our planned clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure to assure their disease is either severe enough or not too advanced to include them in a study. Additionally, the process of finding and diagnosing patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical studies because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical study sites for prospective patients, the availability of genetic sequencing information for patient tumors so that we can identify patients with the targeted genetic mutations, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.

If we are unable to identify patients with the targeted genetic mutations, this could compromise our ability to seek participation in FDA's expedited review and development programs, including Breakthrough Therapy Designation and Fast Track Designation, or otherwise seek to accelerate clinical development and regulatory timelines.

The enrollment of patients further depends on many factors, including:

- the proximity of patients to clinical trial sites;

- the design of the clinical trial;

- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- our ability to obtain and maintain patient consents;

- impacts of any pandemic or epidemic on clinical trial site activation and patient enrollment;

- reporting of the preliminary results of any of our clinical trials; and

- the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment and because most of our product candidates have not been tested in humans before, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll patients in any future clinical trial. Additionally, because our clinical trials are in patients with relapsed/refractory cancer, the patients are typically in the late stages of their disease and may experience disease progression independent from our product candidates, making them unevaluable for purposes of the clinical trial and requiring additional patient enrollment.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenue from any of these product candidates could be delayed or prevented.

***We have limited experience as a company in conducting clinical trials.***

We have limited experience as a company in conducting clinical trials. In part because of this limited experience, we cannot be certain that any ongoing preclinical studies and clinical trials will be completed on time or if planned preclinical studies and clinical trials will begin or be completed on time, if at all. Large-scale clinical trials would require significant additional financial and management resources and reliance on third-party clinical investigators, contract research organizations (CROs), and consultants. Relying on third-party clinical investigators, CROs and consultants may force us to encounter delays that are outside of our control. We may be unable to identify and contract with sufficient investigators, CROs and consultants on a timely basis or at all. For silevertinib, we have entered into master services agreements with CROs to conduct our clinical trials. There can be no assurance that we will be able to negotiate and enter into any additional master services agreement with other CROs, as necessary, on terms that are acceptable to us on a timely basis or at all.

***Our preclinical studies and clinical trials may fail to demonstrate adequately the safety, potency, purity and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval and commercialization.***

Before obtaining regulatory approvals for the commercial sale of our product candidates, including silevertinib, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because our product candidates are in an early stage of development, there is a high risk of failure and we may never succeed in developing marketable products.

The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be effective in subsequent clinical trials. For example, testing on animals occurs under different conditions than testing in humans and therefore, the results of animal studies may not accurately predict human experience. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety, potency, purity and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of potency or efficacy, insufficient durability of potency or efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence preclinical studies and clinical trials are never approved as products.

Any preclinical studies or clinical trials that we may conduct may not demonstrate the safety, potency, purity and efficacy necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety, potency, purity and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety, potency, purity or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. As is the case with all oncology drugs, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, our product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. For example, other EGFR inhibitors have experienced dose limiting toxicities due to rash in patients and, although we have designed our product candidates to be "wild-type" sparing to limit the risk of similar toxicities, clinical results may differ and patients may also experience similar or different toxicities that limit the dose and/or efficacy of our product candidates. If on-target toxicity is observed, or if our product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

***We may not be able to file INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.***

We submitted an IND for silevertinib in December 2021, which was allowed by the FDA in the first quarter of 2022. However, we may not be able to file INDs for our other product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

***Since the number of patients that we plan to dose in our Phase 2 clinical trial of silevertinib is smaller than the number of patients that would be enrolled in a registration trial, the results from such clinical trials, once completed, may be less reliable than results achieved in larger clinical trials, which may hinder our efforts to obtain regulatory approval for our product candidates.***

The number of patients that we plan to dose in our initial clinical trials is small. The preliminary results of clinical trials with smaller sample sizes can be disproportionately influenced by various biases associated with the conduct of small clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, which limits the ability to generalize the results across a broader community, thus making the clinical trial results less reliable than clinical trials with a larger number of patients. As a result, there may be less certainty that such product candidates would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of silevertinib, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial clinical trials.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the drug candidate. If our product candidates receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

- regulatory authorities may withdraw or limit their approval of such product candidates;

- regulatory authorities may require the addition of labeling statements, such as a "boxed" warning or a contraindication;

- we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;

- regulatory authorities may require a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

- we may be subject to regulatory investigations and government enforcement actions;

- we may decide to remove such product candidates from the marketplace;

- we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and

- our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.

***Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future clinical trial results. We may encounter substantial delays in clinical trials, or may not be able to conduct or complete clinical trials on the expected timelines, if at all. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.***

Our lead product candidate is in early clinical development and its risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. Our preclinical studies and future clinical trials may not be successful.

We cannot be certain that our preclinical study and clinical trial results will be sufficient to support regulatory approval of our product candidates. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Failure or delay can occur at any time during the clinical trial process.

Additionally, some of the clinical trials we conduct may be open-label in study design and may be conducted at a limited number of clinical sites on a limited number of patients. An "open-label" clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Given that our Phase 2 clinical trial of silevertinib in patients with EGFRm NSCLC included an open-label dosing design, the results from this clinical trial may not be predictive of future clinical trial results with this or other product candidates for which we conduct an open-label clinical trial when studied in a controlled environment with a placebo or active control.

We may experience delays in obtaining the FDA's authorization to initiate clinical trials under future INDs, completing ongoing preclinical studies of our other product candidates, and initiating our planned preclinical studies and clinical trials. Additionally, we cannot be certain that preclinical studies or clinical trials for our product candidates will begin on time, not require redesign, enroll an adequate number of subjects on time, or be completed on schedule, if at all.

Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

• the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

• the FDA or comparable foreign regulatory authorities disagreeing with our clinical development strategy;

• delays in obtaining regulatory approval to commence a clinical trial;

• reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

• obtaining IRB approval at each clinical trial site;

• recruiting an adequate number of suitable patients to participate in a clinical trial;

• the number of patients required for clinical trials of our product candidates may be larger than we anticipate;

• having subjects complete a clinical trial or return for post-treatment follow-up;

• clinical trial sites deviating from clinical trial protocol or dropping out of a clinical trial;

• addressing subject safety concerns that arise during the course of a clinical trial;

• adding a sufficient number of clinical trial sites; or

• obtaining sufficient product supply of product candidate for use in preclinical studies or clinical trials from third-party suppliers.

We may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

• we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

• clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon our research efforts for our other product candidates;

• clinical trials of our product candidates may not produce differentiated or clinically significant results across tumor types or indications;

• the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of our clinical trials at a higher rate than we anticipate;

• our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls or be unable to provide us with sufficient product supply to conduct and complete preclinical studies or clinical trials of our product candidates in a timely manner, or at all;

• we or our investigators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics or a finding that the participants are being exposed to unacceptable health risks;

- the cost of clinical trials of our product candidates may be greater than we anticipate, for example, if we experiences delays or challenges in identifying patients with the mutations required for our clinical trials, we may have to reimburse sites for genetic sequencing costs in order to encourage sequencing of additional patients;

- the quality of our product candidates or other materials necessary to conduct preclinical studies or clinical trials of our product candidates may be insufficient or inadequate, and any transfer of manufacturing activities may require unforeseen manufacturing or formulation changes;

- regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

- future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required or choose to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidates, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Moreover, principal investigators for our future clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion, or termination, of any preclinical study or clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our preclinical studies or clinical trials may increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. If one or more of our product candidates generally prove to be ineffective, unsafe or commercially unviable, our entire pipeline and MAP drug discovery engine could have little, if any, value, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

***We are conducting the clinical trial for our lead product candidate at clinical sites outside the United States, and the FDA and comparable foreign regulatory authorities may not accept such data from such clinical sites.***

We are conducting the clinical trial for our lead product candidate at certain clinical sites outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Further, recent policy proposals in the U.S., if enacted in the future, may make acceptance by the FDA or inclusion in a U.S. marketing application of foreign data more difficult or costly. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Risks related to our approach

***We are focused on the development of precision medicines for patients with genetically defined cancers, which is a rapidly evolving area of science, and the approach we have taken to discover, and are taking to develop drugs is novel and may never lead to marketable products.***

The discovery and development of precision medicines for patients with genetically defined cancers is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop product candidates are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. Although we believe, based on our preclinical work, that the mutations targeted by our programs are oncogenic drivers, clinical results may not confirm this hypothesis or may only confirm it for certain mutations or certain tumor types. The patient populations for our product candidates are limited to those with specific target mutations and may not be completely defined but are substantially smaller than the general treated cancer population, and we will need to screen and identify these patients with the targeted mutations. Successful identification of patients is dependent on several factors, including achieving certainty as to how specific genetic alterations respond to our product candidates and using nucleic acid based testing methods, like Next-Generation Sequencing, to identify such genetic alterations. Furthermore, even if we are successful in identifying patients, we cannot be certain that the resulting patient populations for each mutation will be large enough to allow us to successfully obtain approval for each mutation type and commercialize our products and achieve profitability. In addition, even if our approach is successful in showing clinical benefit for tumors harboring the targeted mutations targeted in our current clinical trials, we may never successfully identify additional oncogenic mutations for other receptor tyrosine kinases. Therefore, we do not know if our approach of treating patients with genetically defined cancers will be successful, and if our approach is unsuccessful, our business will suffer.

***Our approach to the development of product candidates is unproven, and we may not be successful in our efforts to develop product candidates with commercial value.***

A key element of our strategy has been to use our MAP drug discovery engine to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of various cancers. Although our research and development efforts to date have resulted in our discovery and development of silevertinib and BDTX-4933, these clinical-stage candidates may not be safe or effective as cancer treatments, and we may not be able to develop any other product candidates. Our MAP drug discovery engine may not in the future support the continued expansion of our pipeline of product candidates. Our pipeline of product candidates and potential future product candidates may not be suitable for further clinical development or generate acceptable clinical data, including as a result of being shown to have unacceptable toxicity or other characteristics that indicate that they are unlikely to be products that will receive marketing approval from the FDA or other regulatory authorities or achieve market acceptance. If we do not successfully develop and commercialize product candidates, we will not be able to generate product revenue in the future, which likely would result in significant harm to our financial position and adversely affect our stock price.

***The market opportunities for our product candidates may be relatively small and limited to those patients who are ineligible for or have failed prior treatments and our estimates of the prevalence of our target patient populations may be inaccurate.***

Cancer therapies are sometimes characterized as first line, second line, or third line, and the FDA often approves new therapies initially only for a particular line of use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, antibody drugs, tumor-targeted small molecules, hormone therapy, radiation therapy, surgery, or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. Third line therapies can include chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery and new technologies. We expect to initially seek approval of our product candidates in most instances at least as a second or third line therapy, for use in patients with relapsed or refractory metastatic cancer. Subsequently, for those product candidates that prove to be sufficiently safe and beneficial, if any, we would expect to seek approval as a second line therapy and potentially as a first line therapy, but there is no guarantee that our product candidates, even if approved as a second or third or subsequent line of therapy, would be approved for an earlier line of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

Our projections of both the number of people who have the cancers we are targeting, who may have their tumors genetically sequenced, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new therapies may change the estimated incidence or prevalence of the cancers that we are targeting. Consequently, even if our product candidates are approved for a second or third line of therapy, the number of patients that may be eligible for treatment with our product candidates may turn out to be much lower than expected.

Risks related to global events

***Business, economic or geopolitical disruptions or global health concerns could seriously harm our development efforts and increase our costs and expenses.***

Broad-based business, macroeconomic conditions or market volatility resulting from national or global economic developments, political unrest, high inflation, changing interest rates, international tariffs, changes in international trade relationships and military conflicts could adversely affect our ongoing or planned research and development activities. Sanctions imposed by the U.S. and other countries in response to such conflicts may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Tariffs levied by the U.S. and other countries also may adversely affect financial markets and the global economy. For example, in 2025, the U.S. imposed substantial tariffs on imports from its trading partners, including, without limitation, Canada, Mexico, the EU and China. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. While certain tariffs were subsequently suspended, modified, or temporarily reduced, and the U.S. Supreme Court ruling in February 2026 invalidated a significant portion of the tariffs previously imposed by the U.S. government under emergency statutory authority, the Trump administration has indicated its intention to pursue alternative statutory mechanisms to reinstate or impose new tariffs. In addition, the Trump administration has threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. The applicability of, and lack of clarity around, trade tariffs imposed by the U.S. government and retaliatory tariffs imposed by other governments may have a significant impact on the financial condition of companies. We cannot predict the results of the U.S. government's trade negotiations or the outcome of ongoing legal challenges to specific tariff policies.

Any such disruptions or concerns may impact a broad range of stakeholders, including our target patient populations, the hospitals and clinical sites in which we conduct any of our clinical trials, third parties with whom we engage, including our CROs, suppliers and regulators. Such impacts could materially negatively affect our ability to conduct our business in the manner or on the timelines presently planned by causing delays in the enrollment of our clinical trials, the manufacture and supply of our product candidates, the conduct of experiments and studies and other interruptions and potential limitations on the quality, completeness and interpretability of data we are able to collect.

Additionally, changes to policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. For example, if the operations of our third-party manufacturers of drug substances and drug products in China were to be negatively affected, including as a result of the escalation of tariffs or other trade restrictions it could result in delays or disruptions in the supply of our product candidates and the conduct of our clinical studies. On December 18, 2025, the U.S. enacted the BIOSECURE Act, which prohibits U.S. federal agencies from entering into or renewing a contract with any company that uses biotechnology equipment or services produced or provided by a "biotechnology company of concern" in the performance of that contract. It also prohibits loans or grant funding from U.S. federal agencies to entities that use any biotechnology equipment or services produced or provided by a "biotechnology company of concern" in the performance of the government grant or loan. The BIOSECURE Act does not identify any specific companies as "biotechnology companies of concern" but treats any company on the Department of Defense 1260H list of "Chinese military companies" as a "biotechnology company of concern." By December 18, 2026, the Director of the Office of Management (OMB), and Budget will publish a full list of "biotechnology companies of concern" based on recommendations from key federal Secretaries and Directors, including Defense, Justice, HHS, Commerce, National Intelligence, Homeland Security, State, and National Cyber. The Director of OMB will thereafter review and update that list at least annually, based on recommendations from those key federal Secretaries and Directors. Although there is a five-year safe harbor for existing contracts with companies later designated as "biotechnology companies of concern," the safe harbor is unavailable for existing contracts with companies named on the 1260H list as of December 18, 2025. As a result of this legislation, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our or our collaborators' ability to manufacture or supply product candidates or advance our clinical development programs, which could materially and adversely affect our business and future prospects. We continue to assess the impact of the legislation and its potential impacts on our contractual relationships.

Any negative impact to patient enrollment or treatment or the timing and execution of our clinical trials could cause costly delays to our development programs, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our business and financial results. Also, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. A severe or prolonged economic downturn or additional global financial crises could result in a variety of risks to our business, including weakened demand for any product candidates we develop or our ability to raise additional capital when needed on acceptable terms, if at all. For example, on October 1, 2025, the U.S. federal government shutdown through November 12, 2025, suspending services deemed non-essential as a result of the failure by Congress to enact regular appropriations for the 2026 fiscal year. If we experience another prolonged government shutdown, it could result in increased uncertainty and volatility in the global economy and financial markets which could have a material adverse effect on our business. Weak economic conditions or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs or other trade restrictions, trade agreements, trade wars or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results.

Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

***We or third parties upon whom we depend may be adversely affected by natural disasters, global health pandemics, armed conflicts, trade restrictions, or other business interruptions, and our business, financial condition and results of operations could be adversely affected.***

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, power shortages, telecommunications failures, or the emergence of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations, and those of our CROs, CMOs and other contractors and consultants, and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, armed conflicts, trade restrictions, and other business disruptions or events connected with the regions in which we operate could have similar effects. If a natural disaster, health pandemic, or other event beyond our control occurred that prevented us from using all or a significant portion of our office and/or lab spaces, damaged critical infrastructure, such as our manufacturing facilities or our manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult for us to continue our business for a substantial period of time.

Risks related to manufacturing and supply

***Manufacturing our product candidates is complex and we may encounter difficulties in production. We will rely on third parties to manufacture our preclinical and clinical product supplies, and we may rely on third parties to produce and process our product candidates, if approved. If we encounter such difficulties, our ability to provide supply of our product candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.***

The process of manufacturing of our product candidates is complex and highly regulated. We do not currently own any facility that may be used as our clinical scale manufacturing facility and rely on outside vendors to manufacture supplies of our product candidates. We will need to negotiate and maintain contractual arrangements with these outside vendors for the supply of our product candidates and we may not be able to do so on favorable terms. We have not yet caused any product candidates to be manufactured on a commercial scale. Our contract manufacturers may incorporate their own proprietary processes into our product candidate manufacturing processes. We have limited control and oversight of a third party contract manufacturer's proprietary process, and a third-party contract manufacturer may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, both of which could significantly increase the cost of and significantly delay the manufacture of our product candidates.

As our product candidates progress through preclinical studies and clinical trials towards approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any of our product candidates and additional bridging studies or trials may be required.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other foreign regulatory authorities following inspections that will be conducted after we submit an application to the FDA or other foreign regulatory authorities. We may not control the manufacturing process of, and may be completely dependent on, our contract manufacturing partners for compliance with cGMPs and any other regulatory requirements of the FDA or other regulatory authorities for the manufacture of our product candidates. Beyond periodic audits, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Similarly, if any third-party manufacturers on which we will rely fail to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability, our business, financial condition and prospects could be materially and adversely affected.

If any contract manufacturer with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different contract manufacturer, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original contract manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change contract manufacturers for any reason, we will be required to verify that the new contract manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. The delays associated with the verification of a new contract manufacturer could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget.

Legislative proposals are pending that, if enacted, could negatively impact U.S. funding for certain biotechnology providers having relationships with foreign adversaries or which pose a threat to national security. The potential downstream adverse impacts on entities having only commercial relationships with any impacted biotechnology providers is unknown but may include supply chain disruptions or delays.

Risks related to sales, marketing and competition

***We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue.***

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue arrangements with third-party sales, marketing, and distribution collaborators regarding the sales and marketing of our products, if approved. However, there can be no assurance that we will be able to establish or maintain such arrangements on favorable terms or if at all, or if we are able to do so, that these third-party arrangements will provide effective sales forces or marketing and distribution capabilities. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

***A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.***

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

- differing regulatory requirements in foreign countries, for example, many jurisdictions outside the United States do not have a pathway for accelerated drug approval (or an accelerated pathway is only available for limited categories of product candidates) and so obtaining regulatory approvals outside of the United States will take longer and be more costly than obtaining approval in the United States;

- unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- difficulties staffing and managing foreign operations;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

- business interruptions resulting from geopolitical actions, including war and terrorism.

These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations.

***We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.***

Because we have limited financial and managerial resources, we must focus on a limited number of research programs and product candidates and on specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future discovery and preclinical development programs and product candidates for specific indications may not yield any commercially viable products.

***Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.***

The use of precision medicines as a potential cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community. Various factors will influence whether our product candidates are accepted in the market, including:

- the clinical indications for which our product candidates are licensed;

- physicians, hospitals, cancer treatment centers and patients considering our product candidates as a safe and effective treatment;

- the potential and perceived advantages of our product candidates over alternative treatments;

- our ability to demonstrate the advantages of our product candidates over other cancer medicines;

- the prevalence and severity of any side effects;

- the prevalence and severity of any side effects for other precision medicines and public perception of other precision medicines;

- product labeling or product insert requirements of the FDA or other regulatory authorities;

- limitations or warnings contained in the labeling approved by the FDA;

- the timing of market introduction of our product candidates as well as competitive products;

- the cost of treatment in relation to alternative treatments;

- the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

- the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

- relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

- the effectiveness of our sales and marketing efforts.

If our product candidates are licensed but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue.

In addition, although our product candidates differ in certain ways from other precision medicine approaches, serious adverse events or deaths in other clinical trials involving precision medicines, even if not ultimately attributable to our product or product candidates, could result in increased government regulation, unfavorable public perception and publicity, potential regulatory delays in the testing or licensing of our product candidates, stricter labeling requirements for those product candidates that are licensed, and a decrease in demand for any such product candidates.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

***We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.***

The biotechnology and pharmaceutical industries utilize rapidly advancing technologies and are characterized by intense competition. While we believe that our scientific knowledge, platform technology and development expertise provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceuticals, specialty pharmaceuticals and biotechnology companies, academic institutions and government agencies, and public and private research institutes that conduct research, development, manufacturing and commercialization. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, regulatory approvals and product marketing than we do. Our competitors may compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

Product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Specifically for silevertinib, we expect competition primarily in the EGFRm NSCLC and GBM patient populations, including: combination of amivantamab, or Rybrevant®, and lazertinib or Lazcluze, which is marketed by Janssen Biotech, Inc.; patritumab deruxtecan, which is being developed by Merck & Co., Inc. and Daiichi Sankyo Co.; datopotamab deruxtecan, which is developed by AstraZeneca plc and Daiichi Sankyo Co.; ivonescimab, which is under development by Summit Therapeutics and Akeso; TAS3351, which is being developed by Taiho Oncology; BBT-207, which is being developed by Bridge Biotherapeutics, Inc.; JIN-A02, which is under development by J Ints Bio, afatinib, or Gilotrif® (Boehringer Ingelheim International GmbH) and approved as first-line treatment of NSCLC patients with S768I, L861Q, and/or G719X mutations; osimertinib, or Tagrisso® (AstraZeneca plc) which may be prescribed off-label for NSCLC patients with exon 18 mutations; firmonertinib, which is under development by ArriVent Biopharma, Inc. and Shanghai Allist Pharmaceuticals Co., Ltd.; ORIC-114 which is being developed by ORIC Pharmaceuticals, Inc.; zipalertinib, which is under development by Taiho Oncology, Inc. and Cullinan Therapeutics, Inc.; BH-30643, which is under development by BlossomHill Therapeutics, Inc.; WSD-0922-FU, which is under development by Wayshine Biopharm International Ltd.; and TAS-2940, which is under development by Taiho Oncology, Inc.

If our drug candidates, including silevertinib, are approved for the indications for which we are currently conducting or planning clinical trials, they will likely compete with the competitor drugs mentioned above and with other drugs that are currently in development. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. For additional information regarding our competition, see "Business—Competition."

**Risks related to our financial position and capital requirements**

Risks related to past financial condition

***Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.***

We are a biotechnology company with a limited operating history. We commenced operations in December 2014, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, undertaking preclinical studies and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates and component materials. Most of our product candidates are still in early clinical or preclinical development. We have not yet demonstrated our ability to successfully conduct or complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third-party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as an early clinical-stage company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. As we advance our product candidate, we will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

***We have incurred significant losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.***

Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We are still in the early stages of development of our product candidates. Our most advanced product candidate, silevertinib, is currently only in a Phase 2 clinical trial. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations.

We have incurred significant net losses since we commenced operations in December 2014. For the years ended December 31, 2025 and 2024, we reported net income of $22.4 million and net loss of $69.7 million, respectively. As of December 31, 2025, we had an accumulated deficit of $464.7 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:

- conduct preclinical studies and clinical trials for our current and future product candidates based on our Mutation—Allostery—Pharmacology, or MAP, drug discovery engine;

- seek marketing approvals for any product candidates that successfully complete clinical trials;

- experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges;

- establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialize any product candidates for which we may obtain regulatory approval, if any;

- obtain, expand, maintain, enforce and protect our intellectual property portfolio;

- hire additional clinical, regulatory and other scientific personnel; and

- operate as a public company.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop, seek regulatory approval for and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

***We have not generated any revenue from our product candidates and may never be profitable.***

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from any of our product candidates. We do not expect to generate significant revenue unless or until we successfully complete clinical development and obtain regulatory approval of, and then successfully commercialize, at least one of our product candidates. Most of our product candidates are in early clinical or preclinical stages of development and will require additional preclinical studies, clinical development, regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. Our most advanced product candidate, silevertinib, is currently only in a Phase 2 clinical trial. Our ability to generate revenue depends on a number of factors, including, but not limited to:

- timely completion of our preclinical studies and clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;

- whether we are required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;

- our ability to demonstrate to the satisfaction of the FDA and similar foreign regulatory authorities the safety, potency, purity, efficacy and acceptable risk to benefit profile of our product candidates or any future product candidates and such regulatory authorities' acceptance of our clinical development strategy (i.e., our pursuit of approval based on a biomarker rather than a specific cancer indication);

- the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future product candidates, if any;

- the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;

- the willingness of physicians, operators of clinics and patients to utilize or adopt any of our product candidates or future product candidates over alternative or more conventional therapies, such as chemotherapy, to treat solid tumors;

- the actual and perceived availability, cost, risk profile and side effects and efficacy of our product candidates, if approved, relative to existing and future alternative cancer therapies and competitive product candidates and technologies;

- our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with cGMP;

- our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if approved for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others;

- patient demand for our product candidates and any future product candidates, if approved; and

- our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates.

Many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercializing our product candidates. Even if we are able to commercialize our product candidates, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without continued funding.

Risks related to future financial condition

***We will need substantial additional funding. If we are unable to raise capital when needed, we would be compelled to delay, reduce or eliminate our product development programs or commercialization efforts.***

We expect our expenses to increase in parallel with our ongoing activities, particularly as we continue our clinical development activities and seek marketing approval for, our lead product candidate. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. However, we have estimated our current additional funding needs based on assumptions that may prove to be wrong. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For instance, the trading prices for our common stock and for other biopharmaceutical companies have been highly volatile. As a result, we may face difficulties raising capital through sales of our equity or debt securities or such sales may be on unfavorable terms. Similarly, adverse market or macroeconomic conditions or market volatility resulting from global economic developments, political unrest, changes in international trade relationships and military conflicts, potential for significant changes in U.S. policies or regulatory environment, high inflation, changing interest rates, international tariffs, future public health epidemics or other factors, could materially and adversely affect our ability to consummate an equity or debt financing on favorable terms, or at all. Sanctions imposed by the U.S. and other countries in response to such conflicts may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. For example, the implementation of the recently enacted BIOSECURE Act has the potential to restrict the ability of U.S. biopharmaceutical companies to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. This, in turn, could materially and adversely affect our or our collaborators' ability to manufacture or supply product candidates or advance our clinical development programs, which could materially and adversely affect our business and future prospects. We continue to assess the impact of the legislation on our contractual relationships. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of public or private equity offerings, debt financings, governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our discovery and preclinical development programs or any future commercialization efforts.

We had cash, cash equivalents and investments of $128.7 million as of December 31, 2025. We believe that, based upon our current operating plan, our existing capital resources will be sufficient to fund our anticipated operations into the second half of 2028. Our future capital requirements will depend on many factors, including:

- the scope, progress, results and costs of discovery, preclinical development and clinical trials for our product candidates;

- the extent to which we enter into collaboration arrangements with regard to product discovery or acquire or in-license products or technologies;

- our ability to establish collaborations on favorable terms, if at all;

- the costs, timing and outcome of regulatory review of our product candidates;

- the costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

- revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval; and

- the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, enforcing and protecting our intellectual property rights and defending intellectual property-related claims.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

**Risks related to government regulation**

***We are very early in our development efforts. Most of our product candidates are still in early clinical development. If we are unable to advance silevertinib or any of our future product candidates through clinical development, obtain regulatory approval and ultimately commercialize silevertinib or any of our future product candidates or experience significant delays in doing so, our business will be materially harmed.***

We are very early in our development efforts, and most of our product candidates are still in early clinical or preclinical development. We have invested substantially all of our efforts and financial resources in the identification and preclinical development of our product candidates, including the development of our lead clinical-stage product candidate, silevertinib. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend on the successful development, approval and eventual commercialization of silevertinib or one or more of our future product candidates, which may never occur. We currently generate no revenue from sales of any products, and we may never be able to develop or commercialize a marketable product. The success of our product candidates will depend on several factors, including the following:

• successful completion of preclinical studies;

• approval of INDs for our planned clinical trials or future clinical trials;

• FDA acceptance of our clinical development strategy;

• successful enrollment in current and future clinical trials;

• positive results from current or future clinical trials that are supportive of safety and efficacy in the intended patient populations;

• receipt of regulatory approvals from applicable regulatory authorities;

• establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

• obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

• launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

• acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

• effectively competing with other therapies;

• obtaining and maintaining third-party insurance coverage and adequate reimbursement;

• obtaining, enforcing and defending intellectual property rights and claims; and

• maintaining a continued acceptable safety profile of the product candidates following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

*If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired*.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize any of our product candidates, we must obtain marketing approval. Our most advanced product candidate, silevertinib, is currently in a Phase 2 clinical trial in patients with EGFRm NSCLC. Whether the results from our current and future clinical trials will suffice to obtain approval will be a review issue and the FDA may not grant approval and may require that we conduct one or more controlled, randomized Phase 3 clinical trials to obtain approval. Global regulatory approvals in precision cancer medicines are limited.  It may be difficult for the Company to obtain approvals outside of the U.S.

Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Further, our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted IND, NDA, or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

- the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

- the FDA or comparable foreign regulatory authorities may disagree with our clinical development strategy;

- we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug candidate is safe and effective for its proposed indication;

- the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

- we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

- the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

- the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

***Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization.***

To obtain the requisite regulatory approvals to market and sell any of our product candidates, including silevertinib and any other future product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. Our product candidates may fail to demonstrate efficacy in humans, and particularly across tumor types. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications, patient population and regulatory agency. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, the EMA or other comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses.

Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If the results of our ongoing or future clinical trials are inconclusive with respect to the efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be delayed in obtaining marketing approval, if at all.

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA, the EMA, or other comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. We cannot guarantee that the FDA, the EMA or other comparable foreign regulatory authorities will view our product candidates as having sufficient efficacy to support a targeted indication even if positive results are observed in clinical trials. To the extent that the results of the trials are not satisfactory to the FDA, the EMA or other comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Additionally, any safety or efficacy concerns observed in any tumor-specific subgroup of our clinical trials could limit the prospects for regulatory approval of our product candidates for a targeted indication, which could have a material adverse effect on our business, financial condition and results of operations.

***We may seek orphan drug status for silevertinib and some of our other future product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.***

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same biologic for the same approved use or indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our product candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same approved use or indication. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

We may seek orphan drug designation for silevertinib and some or all of our other future product candidates in additional orphan indications in which there is a medically plausible basis for the use of these products. Even when we obtain orphan drug designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although we intend to seek orphan drug designation for other product candidates, we may never receive such designations. For example, the FDA has expressed concerns regarding the regulatory considerations for orphan drug designation as applied to tissue agnostic therapies, and the FDA may interpret the FD&C Act and regulations promulgated thereunder in a way that limits or blocks our ability to obtain orphan drug designation or orphan drug exclusivity, if our product candidates are approved, for our targeted indications.

In addition, the FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

*A Breakthrough Therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.*

We may seek Breakthrough Therapy designation for silevertinib and some or all of our future product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to candidate products considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though we may seek Breakthrough Therapy designation for silevertinib and some or all of our future product candidates for the treatment of various cancers, there can be no assurance that we will receive breakthrough therapy designation.

***A Fast Track designation by the FDA may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive marketing approval.***

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. Silevertinib received Fast Track Designation from the FDA for the treatment of patients with metastatic EGFRm C797S-positive NSCLC, without T790M mutation, whose disease has progressed on/after treatment with a third-generation EGFR TKI. We may seek Fast Track designation for silevertinib for additional indications or certain of our future product candidates, but there is no assurance that the FDA will grant this status to any of our other proposed product candidates. Marketing applications filed by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even where we have received Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.

***We may seek approval of our product candidates, where applicable, under the FDA's accelerated approval pathway. This pathway may not lead to a faster development, regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.***

We may seek approval of product candidates using the FDA's accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. Under FDORA, the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of accelerated approval was granted. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug's predicted clinical benefit. Under FDORA, the FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Thus, even if we seek to utilize the accelerated approval pathway, we may not be able to obtain accelerated approval and, even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.

***Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.***

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Risks related to ongoing regulatory obligations

***Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.***

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with applicable cGMP, GLP and GCP requirements, for any clinical trials that we conduct post-approval. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

- manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

- revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

- imposition of a REMS, which may include distribution or use restrictions;

- requirements to conduct additional post-market clinical trials to assess the safety of the product;

- fines, warning letters or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

- product seizure or detention, or refusal to permit the import or export of our product candidates; and

- injunctions or the imposition of civil or criminal penalties.

Additionally, under FDORA, sponsors of approved drugs and biologics must provide 6 months' notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product's ability to be marketed. The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates.

The U.S. Supreme Court's June 2024 decision in *Loper Bright Enterprises v. Raimondo* overturned the longstanding *Chevron* doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The *Loper* decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the *Loper* decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

***The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.***

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. In the current administration, the FDA has increased its enforcement scrutiny over prescription drug advertising, particularly direct-to-consumer product promotion and advertising. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance, and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which pharmaceutical products are regulated and marketed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

***The insurance coverage and reimbursement status of newly-approved products is uncertain. Our product candidates may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm our business. Failure to obtain or maintain adequate coverage and reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.***

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs vary widely from country to country. In the United States, recently enacted legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if any product candidates we may develop obtain marketing approval. For more information, please see "Business—Government Regulation—Insurance Coverage and Reimbursement."

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy products. Sales of these or other product candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor's determination that use of a product is:

- a covered benefit under its health plan;

- safe, effective and medically necessary;

- appropriate for the specific patient;

- cost-effective; and

- neither experimental nor investigational.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS, an agency within HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize product candidates, and our overall financial condition.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with our products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Medicare reimbursement methodologies, whether under Part A, Part B, or clinical laboratory fee schedule may be amended from time to time, and we cannot predict what effect any change to these methodologies would have on any product candidate for which we receive approval.

***Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.***

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates or any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. For more information, please see "Business—Government Regulation—Current and Future Healthcare Reform Legislation."

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and identify and address any efforts to impede generic drug competition.

Further, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

- the demand for our product candidates, if we obtain regulatory approval;
- our ability to set a price that we believe is fair for our products;
- our ability to obtain coverage and reimbursement approval for a product;
- our ability to generate revenue and achieve or maintain profitability;
- the level of taxes that we are required to pay; and
- the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

***Disruptions at the FDA, the SEC and other U.S. government agencies or comparable foreign regulatory authorities caused by reductions in staffing or funding shortages could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.***

Federal agencies in the U.S., including the FDA, the SEC and other comparable regulatory authorities, operate pursuant to annual appropriations and other political and budgetary processes, and may from time to time be subject to continuing resolutions, funding lapses, or other fiscal constraints. The FDA is currently funded through September 30, 2026. Without appropriation of sufficient funding to federal agencies, our business operations related to our product development activities for the U.S. market could be impacted. The ability of the FDA and other comparable regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels (including due to the government shutdown), the FDA's or other comparable regulatory authorities' ability to hire and retain key personnel and accept the payment of user fees, availability of personnel and other resources, and statutory, regulatory and policy changes, and other events that may otherwise affect the FDA's or other comparable regulatory authorities' ability to perform routine functions. Average review times at the FDA and other comparable regulatory authorities have fluctuated in recent years and may continue to fluctuate as a result of these factors. In addition, government funding of the SEC and other U.S. government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, including executive and congressional priorities, which is inherently fluid and unpredictable. For example, the Trump Administration has issued executive orders seeking to greatly reduce the size of the federal workforce, including through layoffs and severance packages offered to employees of federal agencies within the executive branch and independent agencies, including the FDA, SEC and U.S. Patent and Trademark Office (USPTO). Any such reduction in personnel may result in longer review times by the FDA and other agencies.

Disruptions and personnel turnover, as a result of leadership changes, staff reductions or otherwise, at the FDA, the SEC, the USPTO and other government agencies or comparable foreign regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

Changes and cuts in FDA staffing have been reported by some in the pharmaceutical industry as creating instances of delays in the FDA's responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion, or at all. There is also substantial uncertainty as to the extent and manner in which regulatory reform measures being implemented by the current U.S. administration, and other political developments, such as government shutdowns or work stoppages, would impact other U.S. regulatory agencies, such as the FDA, SEC and USPTO, on which our operations rely. For example, over the last several years, including from October 1, 2025 to November 12, 2025, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs again in the future, or if funding shortages or staffing limitations hinder or prevent the FDA, the SEC or other regulatory authorities from conducting their regulatory inspections, reviews or other regulatory activities, including formal or informal interactions with product developers, it could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process any submissions we have filed or may file or cause other regulatory delays, which could have a material adverse effect on our business. Additionally, disruptions at the National Institutes of Health or changes to its budget may negatively impact our operations and ongoing clinical trials. Further, in our operations as a public company, government shutdowns and/or substantial leadership, personnel, and policy changes at the SEC could impact our business by delaying review of our public filings, which in turn could delay or frustrate our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations or delay the review or effectiveness of required regulatory or securities filings.

***Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.***

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to: comply with the regulations of the FDA and other similar foreign regulatory authorities, provide true, complete and accurate information to the FDA and other similar foreign regulatory authorities, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws and regulations will increase significantly, and our costs associated with compliance with such laws and regulations are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. For more information, please see "Business—Government Regulation—Other Healthcare and Privacy Laws."

We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and we may be required to curtail or restructure our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to reward improper performance generally is typically governed by the national anti-bribery laws of EU Member States, and the Bribery Act 2010 in the UK. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the UK despite its departure from the EU. Payments made to physicians in certain EU Member States must be publicly disclosed.

Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States.

These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States.

Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

***If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.***

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

**Risks related to our intellectual property**

Risks related to protecting our intellectual property

***If we or any of our licensees are unable to obtain and maintain patent and other intellectual property protection for silevertinib, BDTX-4933, BDTX-4876, and our other product candidates and technology, or any other product candidates or technology we may develop, or if the scope of intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any of our future product candidates or technology may be adversely affected.***

Our success depends in large part on the ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our product candidates, including silevertinib, BDTX-4933, BDTX-4876, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment and development that are important to our business, as well as successfully defending these patents against third-party challenges. If we or our licensees do not adequately protect our intellectual property rights, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We intend to rely upon a combination of patent applications, confidentiality agreements, trade secret protection and license agreements to protect the intellectual property related to our product candidates and technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. We, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to establish our patent position.

To protect our proprietary position, we plan to file patent applications in the United States and abroad relating to our product candidates that are important to our business; we may in the future also license or purchase patents or patent applications owned by others. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. If we or any licensees are unable to secure or maintain patent protection with respect to silevertinib, BDTX-4933, BDTX-4876, or any other proprietary products and technology we develop, our business, financial condition, results of operations, and prospects would be materially harmed.

The U.S. provisional patent applications, the U.S. patent applications, or the PCT patent applications, and the foreign patent applications currently owned by us may never result in an issued patent. The U.S. provisional patent applications may not be eligible to become an issued patent until, among other things, we convert the U.S. provisional patent applications to one or more non-provisional patent applications within 12 months. If we or any licensees do not timely convert the U.S. provisional patent applications to any non-provisional application, we may lose our priority date with respect to our U.S. provisional patent applications and any patent protection on the inventions disclosed in such U.S. provisional patent applications. The pending PCT patent application is not eligible to become an issued patent until, among other things, we file a national stage patent application within 30 months in the countries in which we seek patent protection. If we or any licensees do not timely file any national stage patent applications, we may lose our priority date with respect to our PCT patent application and any patent protection on the inventions disclosed in such PCT patent application. While we intend to timely convert the U.S. provisional patent applications to one or more non-provisional patent applications and to timely file a national stage patent application relating to our PCT patent application, we cannot predict whether any of our future patent applications for silevertinib, BDTX-4933, BDTX-4876, or any of our other product candidates will result in the issuance of patents that effectively protect silevertinib, BDTX-4933, BDTX-4876, or our other product candidates. If we or any licensees do not successfully obtain patent protection, or, even if we or any licensees do obtain patent protection, if the scope of the patent protection we or our licensees obtain with respect to silevertinib, BDTX-4933, BDTX-4876, or our other product candidates and technology is not sufficiently broad, we will be unable to prevent others from using our technology or from developing or commercializing technology and products similar or identical to ours or other competing products and technologies. Any failure to obtain or maintain patent protection with respect to silevertinib, BDTX-4933, BDTX-4876, and our other product candidates would have a material adverse effect on our business, financial condition, results of operations and prospects.

The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any patents we may own or in-license in the future will have, or that any of our patent applications that mature into issued patents will include, claims with a scope sufficient to protect our current and future product candidates or otherwise provide any competitive advantage. In addition, to the extent that we license intellectual property in the future, we cannot assure you that those licenses will remain in force. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan, and the term of any patents we may own or in-license in the future may be inadequate to protect our competitive position of our product candidates or technology for an adequate amount of time. In the United States, the natural expiration of a patent is generally 20 years after the non-provisional application is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Even if they are unchallenged, our patent applications, if issued, and any patents we may own or in-license in the future, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent any patents we may own or in-license in the future by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third-party may develop a competitive therapy that provides benefits similar to one or more of our product candidates but that uses a formulation and/or a device that falls outside the scope of any patent protection we may have in the future. If the patent protection provided by our patent applications or any patents we may pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business. Although we currently own our patent applications, similar risks would apply to any patents or patent applications that we may own or in-license in the future.

Patent positions of life sciences companies can be uncertain and involve complex factual and legal questions. Changes in either the patent laws or their interpretation in any jurisdiction that we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patent applications or any patents we may own or in-license in the future.

The patent prosecution process is complex, expensive, time-consuming and inconsistent across jurisdictions. Patent license negotiations also can be complex and protracted, with uncertain results. We or any licensees may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, we or any licensees may not pursue or obtain patent protection in all relevant markets. It is possible that we or any licensees will fail to identify important patentable aspects of our research and development efforts in time to obtain appropriate or any patent protection. While we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development efforts, including for example, our employees, corporate collaborators, external academic scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose results before a patent application is filed, thereby endangering our ability to seek patent protection. In addition, publications of discoveries in the scientific and scholarly literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Consequently, we cannot be certain that we were the first to file for patent protection on the inventions claimed in our patent applications.

It is possible that defects of form in the preparation or filing of our patent applications, or any patents we may own or in-license in the future, may exist or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our partners, collaborators, licensees or licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensees or licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patent applications or patents we may own or in-license in the future, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Additionally, we cannot be certain that the claims in our patent applications covering composition of matter of our product candidates or technology will be considered patentable by the USPTO, or by patent offices in foreign countries, or that the claims in any issued patents we may own or in-license in the future will be considered patentable by courts in the United States or foreign countries.

Method of use patents protect the use of a product for the specified method. These types of patents do not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products "off-label." Although off-label prescriptions may induce or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain and involves complex legal and factual questions for which many legal principles remain unresolved. In recent years, patent rights have been the subject of significant litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any rights we may have from our patent applications are highly uncertain. Our patent applications may not result in patents being issued in the United States or in other jurisdictions which protect our technology or products or which effectively prevent others from commercializing competitive technologies and products. Moreover, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art, including our own previously filed patent applications and scientific publications, allow our inventions to be patentable over the prior art. Even if our patent applications issue as patents, third parties could challenge the validity of such patents based on such scientific publications and we could potentially lose valuable patent rights. Further, the scope of the invention claimed in a patent application can be significantly reduced before the patent is issued, and this scope can be reinterpreted after issuance. Even where patent applications we currently own or that we may license in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with a competitive advantage. Any patents that eventually issue may be challenged, narrowed or invalidated by third parties. Consequently, we do not know whether any of our product candidates will be protectable or remain protected by valid and enforceable patent rights. Our competitors or other third parties may be able to evade any rights we may have from our patent applications by developing new compounds or alternative technologies or products in a non-infringing manner.

The issuance or grant of a patent is not irrefutable as to its inventorship, scope, validity or enforceability, and any patents we may own or in-license in the future may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in the patent claims of any patents we may own or in-license being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. We may in the future, become subject to a third-party pre-issuance submission of prior art or opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceeding and other similar proceedings challenging any rights we may have from our patent applications or the patent rights of others in the U.S. Patent and Trademark Office, or USPTO, or other foreign patent office, or in declaratory judgment actions or counterclaims. An unfavorable determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, any rights we may have from our patent applications, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or extinguish our ability to manufacture or commercialize products without infringing third-party patent rights.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Moreover, some of our intellectual property, including any patents we may own or in-license in the future, may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such intellectual property, including patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or any licensees or future licensors may need the cooperation of any such co-owners of our owned and in-licensed intellectual property, including patents and patent applications, in order to enforce such intellectual property against third parties, and such cooperation may not be provided to us or any licensees or our future licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or any licensees or our future licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

***If we fail to comply with our obligations in any future agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business.***

In the future, we may be party to license or collaboration agreements with third parties to advance our research or allow commercialization of product candidates. Such future agreements may impose numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on us and may require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of our best efforts, our future licensors might conclude that we have materially breached our future license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technologies covered by these license agreements.

Any termination of these licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm our ability to commercialize our product candidates, and competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Disputes may also arise between us and our future licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that is not subject to the licensing agreement;

- our right to sublicense patent and other rights to third parties under collaborative development relationships;

- our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

- the priority of invention of any patented technology; and

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners.

In addition, the agreements under which we may license intellectual property or technology from third parties in the future are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we may license in the future prevent or impair our ability to maintain future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

***If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.***

In addition to the protection afforded by patents we may own or in-license in the future, we seek to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes, including our MAP drug discovery engine that involve proprietary know-how, information, or technology that is not covered by patents. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.

Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose our trade secret information and we may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition, results of operations and future prospects.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If we choose to go to court to stop a third-party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. For example, significant elements of our MAP drug discovery engine, including aspects of oncogenicity computational algorithms, in vivo experiments to validate mechanisms and pharmacology, drug design, and related processes, are based on unpatented trade secrets that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us.

Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. Although we require all of our employees to assign their inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

***We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.***

Because developing our product candidates may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights.

Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. Similarly, efficient production or delivery of our product candidates may also require specific compositions or methods, and the rights to these may be owned by third parties. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. Moreover, the molecules that will be used with our product candidates may be covered by the intellectual property rights of others.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program and allowing third parties to compete with us. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business, results of operations, financial condition and prospects could suffer.

***Any issued patents we may own or in-license in the future covering our product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the USPTO.***

If we or our future licensors or strategic partners initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, lack of written description, lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to our patent applications or any patents we may own or in-license in the future in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, any rights we may have from our patent applications or any patents we may own or in-license in the future, allow third parties to commercialize our product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or priority of invention or other features of patentability with respect to our patent applications and any patents we may own or in-license. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates and other technologies. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our future licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.

Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or the narrowing of our patent application claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

***Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and patent protection could be reduced or eliminated for non-compliance with these requirements.***

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in some cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business prospects and financial condition.

***We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.***

We may not be able to pursue generic coverage of our product candidates outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our product candidates and in jurisdictions where we do not have any issued patents our patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing. Our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of any patents we may own or in-license in the future or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce any rights we may have in our patent applications or any patents we may own or in-license in the future in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we may own or in-license in the future at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents we may own or license in the future that are relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

***If we do not obtain patent term extension and data exclusivity for any of our current or future product candidates we may develop, our business may be materially harmed.***

Depending upon the timing, duration and specifics of any FDA marketing approval of any of our current or future product candidates we may develop, one or more U.S. patents we may own or in-license in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following expiration of any patents that issue from our patent applications, and our business, financial condition, results of operations, and prospects could be materially harmed.

***If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.***

Our trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We intend to rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to obtain a registered trademark or establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

***Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.***

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

- patent applications that we own or may in-license in the future may not lead to issued patents;

- patents, should they issue, that we may own or in-license in the future, may not provide us with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;

- others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of our product candidates, that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents we may own or in-license in the future, should any patents issue;

- third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

- we, or our future licensors or collaborators, might not have been the first to make the inventions covered by a patent application that we own or may in-license in the future;

- we, or our future licensors or collaborators, might not have been the first to file patent applications covering a particular invention;

- others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

- our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

- third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how;

- we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

- we may not develop or in-license additional proprietary technologies that are patentable; and

- the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks related to intellectual property litigation

***Third-party claims of intellectual property infringement, misappropriation or other violations may be costly and time consuming and may prevent or delay our product discovery and development efforts.***

The intellectual property landscape around precision medicine is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Our commercial success depends upon our ability to develop, manufacture, market and sell our current and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review, and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We or any of our future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. We cannot assure you that our product candidates and other technologies that we have developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

If a third party claims that we infringe, misappropriate or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

- infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business and may impact our reputation;

- substantial damages for infringement, misappropriation or other violations, which we may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party's rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner's attorneys' fees;

- a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, including silevertinib, BDTX-4933, or BDTX-4876, or from using our proprietary technologies, unless the third party licenses its product rights to us, which it is not required to do, on commercially reasonable terms or at all;

- if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products, or the license to us may be non-exclusive, which would permit third parties to use the same intellectual property to compete with us;

- redesigning our product candidates or processes so they do not infringe, misappropriate or violate third party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

- there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

We may choose to challenge the patentability of claims in a third party's U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party's patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is "clear and convincing," a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates or other technologies, could be found to be infringed by our product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license in the future is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

***We may be involved in lawsuits to protect or enforce our intellectual property rights, including any patents we may own or in-license in the future, which could be expensive, time-consuming and unsuccessful.***

Competitors may infringe any patents we may own or in-license in the future. In addition, any patents we may own or in-license also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents we may own or in-license in the future is not valid or is unenforceable or that the other party's use of our technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents we may own or in-license in the future do not cover the technology in question or that such third party's activities do not infringe our patent applications or any patents we may own or in-license in the future. An adverse result in any litigation or defense proceedings could put one or more of any patents we may own or in-license in the future at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Post-grant proceedings provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patent applications or any patents we may own or in-license in the future. These proceedings are expensive and an unfavorable outcome could result in a loss our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. In addition to potential USPTO review proceedings, we may become a party to patent opposition proceedings in the European Patent Office, or EPO, or similar proceedings in other foreign patent offices, where either our foreign patents are challenged. The costs of these opposition or similar proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result at the USPTO, EPO or other patent office may result in the loss of our right to exclude others from practicing one or more of our inventions in the relevant country or jurisdiction, which could have a material adverse effect on our business.

Litigation or post-grant proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not be able to detect infringement against any patents we may own or in-license in the future. Even if we detect infringement by a third party of any patents we may own or in-license in the future, we may choose not to pursue litigation against or settlement with the third party. If we later sue such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce any patents we may own or in-license against such third party.

***We may be subject to claims challenging the inventorship or ownership of any intellectual property, including any patents we may own or in-license in the future.***

We may be subject to claims that former employees, collaborators or other third parties have an interest in any patents we may own or in-license in the future, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates or other technologies. We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time consuming. Litigation may be necessary to defend against these and other claims challenging inventorship of any patents we may own or in-license in the future, trade secrets or other intellectual property. If we were unsuccessful, in addition to paying monetary damages, we could lose valuable rights in intellectual property that we regard as our own, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

***We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non-solicitation agreements with our competitors.***

We have received confidential and proprietary information from third parties. In addition, as is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors, in some cases until recently. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information or trade secrets of these third parties or our employees' former employers or our consultants' or contractors' current or former clients or customers. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation or arbitration may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims and possible aftermath could result in substantial cost and be a distraction to our management and employees. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

**Risks related to our reliance on third parties**

***We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.***

We utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs, and strategic partners to conduct and support our preclinical studies and clinical trials under agreements with us. We have to negotiate budgets and contracts with CROs, trial sites and CMOs and we may not be able to do so on favorable terms, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our preclinical studies and clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with pharmaceutical product produced under cGMP regulations and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing, clinical and non-clinical product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct our preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

***We have entered into a license agreement, and may form or seek further collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.***

As part of our strategy, we have entered into a license agreement and may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop.

For example, in March 2025, we entered into a global licensing agreement (the Servier Agreement) with Servier Pharmaceuticals LLC (Servier) for our second clinical-stage asset, BDTX-4933, a small molecule designed to address unmet medical needs in RAF/RAS-mutant solid tumors. Under the Servier Agreement, we granted to Servier a worldwide license to develop and commercialize BDTX-4933. Pursuant to the terms of the Servier Agreement, Servier will lead the development activities and the worldwide commercialization of BDTX-4933 across multiple indications, including NSCLC, with potential applications in other solid tumors. Failure by Servier to meet its obligations under the Servier Agreement, to apply sufficient efforts at developing and commercializing licensed products, or to comply with applicable legal or regulatory requirements, may materially adversely affect our business and our results of operations. We are also currently exploring potential partnerships for the pivotal development of silevertinib.

Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval.

Further, collaborations involving our product candidates are subject to numerous risks, which may include the following:

- collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

- collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization of our product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

- a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

- collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

- disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

- collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into additional collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of such transactions, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

***We currently rely and expect to rely in the future on the use of manufacturing suites in third-party facilities or third parties to manufacture our product candidates. Our business could be harmed if we are unable to use third-party manufacturing suites or if the third party manufacturers fail to provide us with sufficient quantities of our product candidates or fail to do so at acceptable quality levels or prices.***

We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must currently rely on outside vendors to manufacture our product candidates. We have not yet caused our product candidates to be manufactured on a commercial scale and may not be able to do so for any of our product candidates.

Our anticipated reliance on a limited number of third-party manufacturers exposes us to a number of risks, including the following:

- we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must inspect any manufacturers for current cGMP compliance as part of our marketing application;

- a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our product candidates;

- our third-party manufacturers might be unable to timely manufacture our product candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

- contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

- our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our product candidates or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products, if any;

- manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards and we have no control over third-party manufacturers' compliance with these regulations and standards;

- we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates;

- our third-party manufacturers could breach or terminate their agreements with us;

- raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

- our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters;

- our contract manufacturers may be impacted by economic or geopolitical disruptions or global health concerns; and

- our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields, and we have no direct control over our contract manufacturers' ability to maintain adequate quality control, quality assurance and qualified personnel.

Regional or single-source dependencies may in some cases accentuate these risks. For example, the pharmaceutical industry generally, and in some instances our Company or our collaborators or other third parties on which we rely, depend on China-based suppliers or service providers for certain raw materials, products and services, or other activities. Our ability or the ability of our collaborators or such other third parties to continue to engage these China-based suppliers or service providers could be restricted due to geopolitical developments between the United States and China, including as a result of the escalation of tariffs or other trade restrictions or the enactment of the BIOSECURE Act or similar legislation. While the BIOSECURE Act is primarily directed at U.S. government procurement and funding and has not yet been fully implemented through final regulations, there remains a continued policy interest in limiting U.S. companies' relationships with biotechnology providers with relationships with foreign adversaries. For instance, if our, our collaborators', or other third parties' China-based suppliers or service providers were named as a "biotechnology company of concern," such designation could have the downstream effect of restricting our ability to enter into contracts with or receive funding from U.S. federal agencies from purchasing services or equipment involving the use of those Chinese biotechnology companies, as well as supply chain disruptions or delays. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our or our collaborators' ability to manufacture or supply product candidates or advance our clinical development programs, which could materially and adversely affect our business and future prospects.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied.

***Our manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of our clinical programs and suspension or withdrawal of any regulatory approvals.***

In order to commercially produce our products either at our own facility or at a third party's facility, we will need to comply with the FDA's cGMP regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our precision medicines as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of our precision medicines for our clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation and our business.

***If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.***

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers' procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

**Risks related to managing growth and employee matters**

Risks related to our employee matters

***We are highly dependent on our key personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.***

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including our President and Chief Executive Officer, Chief Scientific Officer, Chief Development Officer, Chief Medical Officer, Chief Operating Officer and General Counsel, and Senior Vice President of Finance and Principal Financial and Accounting Officer. We face a variety of risks and uncertainties relating to management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge. In addition, the loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

Our principal office is located in Cambridge, MA. The Massachusetts region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not U.S. citizens.

To encourage valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Risks related to our business operations and growth

***We may need to grow the size of our organization, and we may experience difficulties in managing this growth.***

As of December 31, 2025, we had 21 full-time employees. We may hire new employees to conduct our development activities in the future. Any delay in hiring such new employees could result in delays in our research and development activities and would harm our business. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and other personnel to expand our operations. Future growth would impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, maintaining and motivating additional employees;

- managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

- improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical trial management and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

***Our internal computer systems, or those used by our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of the development programs of our product candidates.***

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal computer systems and those of our current and future CROs, vendors and other contractors and consultants may be vulnerable to breakdown or other damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Furthermore, the use of artificial intelligence (AI) technologies by use and third-party vendors can also give rise to cybersecurity risks as well as intellectual property risks, including the disclosure or compromise of our confidential information or other proprietary intellectual property through the use of generative AI tools, or the ability to assert or defend ownership rights in intellectual property created with the use of generative AI tools. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of data from completed or future preclinical studies and clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

***If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.***

We face an inherent risk of product liability as a result of the planned clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased demand for our product candidates or products that we may develop;

- injury to our reputation;

- withdrawal of clinical trial participants;

- initiation of investigations by regulators;

- costs to defend the related litigation;

- a diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- product recalls, withdrawals or labeling, marketing or promotional restrictions;

- loss of revenue;

- exhaustion of any available insurance and our capital resources;

- the inability to commercialize any product candidate; and

- a decline in our share price.

Failure to obtain or retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators. Although we have clinical trial insurance, our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

***The increasing use of social media platforms presents risks and challenges.***

We and our employees are increasingly utilizing social media tools as a means of communication both internally and externally. Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our product candidates, operations, or business may cause us to be found in violation of applicable legal or contractual requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, collaboration partners, and others, and which could have an adverse effect on our business, financial conditions and results of operations. Furthermore, negative posts or comments about us or our product candidates in social media could seriously damage our reputation, brand image and goodwill.

In addition, it is possible for individuals or groups to target companies with disruptive social media campaigns related to a request for access to unapproved drugs for patients with significant unmet medical need. If we experience a similar social media campaign regarding our decision to provide or not provide access to our product candidates under an expanded access policy, our reputation may be negatively affected and our business may be harmed.

***We may fail to realize some or all of the anticipated benefits of the contribution of assets and license to Revelio Therapeutics, Inc.***

The anticipated financial, strategic and other benefits of our contribution to Revelio Therapeutics, Inc. (Revelio), formerly known as Launchpad Therapeutics, Inc., of certain early discovery-stage antibody programs and license to our MAP drug discovery engine for certain large molecule therapies may not be achieved.

Risks related to tax

***Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.***

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (IRC), if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership by 5% stockholders over a three-year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change taxable income may be limited. As a result of our most recent private placements and other transactions that have occurred over the past three years, we may have experienced, and may experience, an "ownership change." We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2025, we had gross U.S. federal net operating loss carryforwards of $322 million, state net operating loss carryforwards of $221 million and U.S. federal research and development tax credit carryforwards of $13 million, each of which will begin to expire at various dates through 2045 and which could be limited if we experience an "ownership change."

**Risks related to ownership of our common stock**

Risks related to investments in our securities

***The price of our stock is volatile, and you could lose all or part of your investment.***

Similar to the trading prices of the common stock of other biopharmaceutical companies, the trading price of our common stock is subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Annual Report, these factors include:

- the results of our ongoing, planned or any future preclinical studies, clinical trials or clinical development programs;

- the commencement, enrollment, or results of clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

- adverse results or delays in preclinical studies and clinical trials;

- our decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

- any delay in our regulatory filings or any adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

- changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

- adverse developments concerning our manufacturers or our manufacturing plans;

- our inability to obtain adequate product supply for any licensed product or inability to do so at acceptable prices;

- our inability to establish collaborations if needed;

- our failure to commercialize our product candidates;

- additions or departures of key scientific or management personnel;

- unanticipated serious safety concerns related to the use of our product candidates;

- introduction of new products or services offered by us or our competitors;

- announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

- our ability to effectively manage our growth;

- the size and growth of our initial cancer target markets;

- our ability to successfully treat additional types of cancers or at different stages;

- actual or anticipated variations in quarterly operating results;

- our cash position;

- our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

- publication of research reports about us or our industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- changes in the market valuations of similar companies;

- overall performance of the equity markets;

- sales of our common stock by us or our stockholders in the future;

- trading volume of our common stock;

- changes in accounting practices;

- ineffectiveness of our internal controls;

- disputes or other developments relating to intellectual property or proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

- significant lawsuits, including intellectual property or stockholder litigation;

- general geopolitical, industry and macroeconomic conditions, such as recessions, interest rates, fuel prices, foreign currency fluctuations, tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), sanctions, trade protection measures or other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), social, political and economic risks and military acts of war or terrorism; and

- other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business, financial condition, results of operation and future prospects.

***Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.***

We will seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

***We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.***

We have never declared or paid cash dividends on shares of our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, we may enter into agreements that prohibit us from paying cash dividends without prior written consent from our contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

***Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.***

Based upon our common stock outstanding as of December 31, 2025, our executive officers, directors, and their affiliates beneficially owned a significant percentage of our outstanding voting stock. These stockholders, acting together, are able to significantly influence all matters requiring stockholder approval. For example, these stockholders are able to significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

***We are a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to smaller reporting companies will make our common stock less attractive to investors.***

Effective as of December 31, 2025, the fifth anniversary of the closing of our IPO, we no longer qualify as an "emerging growth company." As a result, commencing with this Annual Report, we are no longer be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to emerging growth companies.

Even though we no longer qualify as an emerging growth company, we still qualify as a "smaller reporting company" and a "non-accelerated filer," which allows us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this Annual Report and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

***We are incurring, and will continue to incur, significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.***

As a public company, and particularly now that we are no longer an emerging growth company, we incur significant legal, accounting, administrative and other costs and expenses that we did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We may need to hire additional accounting, finance, and other personnel in connection with our efforts to comply with the requirements of being a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We are continuously evaluating these rules and regulations which are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act (SOX Section 404) we are required to furnish a report by our management on our internal control over financial reporting with our Annual Report on Form 10-K with the SEC and to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, we may, under certain conditions, still qualify as a "smaller reporting company" and benefit from similar exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. To achieve compliance with SOX Section 404 within the prescribed period, we engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and maintain a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and maintain a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

***Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.***

Sales of a substantial number of shares of our common stock or other securities convertible into or exchangeable for our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock, could make it more difficult for you to sell your common stock at a time and price that you deem appropriate, and could impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the prevailing market price of our common stock.

***Unstable market and macroeconomic conditions, political instability and geopolitical events may have serious adverse consequences on our business, financial condition and stock price.***

As widely reported, the global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, changes in interest rates, increases in unemployment rates and uncertainty about economic stability. For example, inflation generally affects us by increasing our employee-related costs and clinical trial expenses, as well as other operating expenses. There can be no assurance that further deterioration in credit and financial markets and in global economic and political conditions will not occur. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our business could also be impacted by volatility caused by geopolitical events within the United States and foreign jurisdictions, including as a result of an economic downturn and geopolitical events, such as changes in or disruptions of U.S. governmental agencies, whether from a prolonged U.S. federal government shutdown or reduced resources, disruptions in capital markets, the potential for significant changes in U.S. federal policies or regulatory environment that affect the geopolitical landscape and ongoing military conflicts. For instance, the ongoing Ukraine-Russia and Israel-Hamas conflicts could disrupt or otherwise adversely impact our operations and those of third parties upon which we rely or may rely in the future. Related sanctions, export controls or other actions may be initiated by nations including the U.S., the EU or Russia (e.g., potential cyberattacks, disruption of energy flows, etc.), which could adversely affect our business and/or our supply chain, our CROs, CMOs and other third parties with which we conduct or in the future may conduct business. Further, state-sponsored cyberattacks could expand as part of the conflict, which would adversely affect our and our suppliers' ability to maintain or enhance key cybersecurity and data protection measures. Our financial condition and results of operations may also be impacted by other factors we may not be able to control, such as global supply chain disruptions, global trade disputes or political instability. Additionally, changes to policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. For example, on October 1, 2025, the U.S. federal government shutdown through November 12, 2025, suspending services deemed non-essential as a result of the failure by Congress to enact regular appropriations for the 2026 fiscal year. If we experience another prolonged government shutdown, it could result in increased uncertainty and volatility in the global economy and financial markets which could have a material adverse effect on our business.

If the current equity and credit markets deteriorate, or do not improve, it may make obtaining any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. To the extent that our profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.

***If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.***

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

***Our failure or perceived failure to implement or maintain corporate sustainability practices that meet evolving stakeholder expectations could adversely affect us.***

Our ability to implement or maintain corporate sustainability practices that meet evolving stakeholder expectations is subject to numerous factors both within and outside of our control and failure, or perceived failure, could harm our reputation, adversely impact our ability to attract and retain employees and expose us to increased scrutiny from the investment community, regulatory authorities and others or subject us to liability. Our reputation also may be harmed by the perceptions that our stakeholders have about our action or inaction on corporate sustainability issues. In addition, changes to corporate sustainability laws and regulations across the jurisdictions in which we currently operate, or may operate in the future, may increase compliance risks and costs and, together with differing views on the appropriate role of sustainability practices and disclosures, may adversely impact our business.

Risks related to our charter and bylaws

***Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.***

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

- a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

- a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

- a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

- advance notice requirements for stockholder proposals and nominations for election to our board of directors;

- a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

- a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

- the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

***Our amended and restated bylaws designate a certain court as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.***

Our amended and restated bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions. We recognize that the forum selection clause in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated bylaws may limit our stockholders' ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Risks related to internal control over financial reporting

***If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.***

Adequate internal control over financial reporting are necessary for us to provide reliable financial reports and, together with effective disclosure controls and procedures, are designed to prevent or detect material misstatements due to fraud or error. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

**General risk factors**

***Data collection is governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.***

In the event we decide to conduct clinical trials or continue to enroll subjects in our ongoing or future clinical trials, we may be subject to additional privacy restrictions. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EEA, including personal health data, is subject to the GDPR. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to having a legal basis for processing personal data, stricter requirements relating to the processing of sensitive data (such as health data), where required by GDPR obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, requiring data protection impact assessments for high risk processing and taking certain measures when engaging third-party processors. The GDPR permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.

The GDPR provides that EEA Member States may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between Member States, limit our ability to use and share personal data, or cause our costs to increase, and harm our business and financial condition.

We are subject to evolving and strict rules on the transfer of personal data out of the EEA to third countries such as the United States. The GDPR imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. Unless the destination country is an adequate country (as recognized by the European Commission), we may be required to incorporate a GDPR transfer mechanism (such as the European Commission approved standard contractual clauses (SCCs)) into our agreements with third parties to govern transfers of personal data outside the EEA. The SCCs may also impact our business as companies based in the EEA may be reluctant to utilize the these clauses to legitimize transfers of personal data to third countries given the burdensome requirements of transfer impact assessments and the substantial obligations that SCCs impose upon exporters. Alternatively, the EU and United States have adopted the EU-U.S. Data Privacy Framework (Framework) on the basis that the protection of personal data transferred from the EU to the United States is comparable to that offered in the EU. The Framework provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. The Framework could be challenged like its predecessor frameworks. This complexity and the additional contractual burden increases our overall risk exposure.

In addition, further to the UK's exit from the EU, the UK's EU (Withdrawal) Act 2018 incorporated the GDPR into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK's data protection regime, which is independent from but currently still aligned to the EU's data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU's GDPR, the European Commission has issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The transfer of personal data outside of the UK is not subject to the new forms of SCCs but the UK has issued its own transfer mechanism – the UK international data transfer agreement – which, like the SCCs, requires exporters to carry out a transfer impact assessment. In addition, there has been an extension to the Framework to cover UK transfers to the United States. In 2025, the Data (Use and Access) Bill (DUA Act) passed both Houses of UK Parliament and received Royal Assent. The DUA Act alters requirements for international data transfers and marks a shift in the UK's approach to data protection.

In the U.S., federal and state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. By way of example, the California Consumer Privacy Act (CCPA)  gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. Further, the law created a new state regulatory agency, now known as CalPrivacy, that is responsible for implementing and enforcing the CCPA. Since the CCPA's enactment, numerous states have introduced or enacted comprehensive privacy laws, adding complexity, variation in requirements, restrictions and potential legal risk requiring additional investment of resources in compliance programs. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Although many of the existing state privacy laws exempt clinical trial information and health information governed by HIPAA, future privacy and data protection laws may be broader in scope. The existence of comprehensive privacy laws in different states in the country may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. In addition to these comprehensive consumer privacy laws and proposals, a number of other states have passed or proposed more limited privacy laws that focus on specific privacy issues such as biometric data and the consumer health privacy, such as Washington's My Health My Data Act, which has a private right of action that further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. At the federal level, the FTC has used its authority over "unfair or deceptive acts or practices" to impose stringent requirements on the collection and disclosure of sensitive categories of personal information, including health information. Moreover, the FTC's expanded interpretation of a "breach" under its Health Breach Notification Rule imposes new disclosure obligations that would apply in the event of a qualifying breach. These various privacy and security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products.

We may use and integrate artificial intelligence into our business processes, both in our own development and implementation of artificial intelligence and through the adoption of commercially available tools. Use of this technology could pose cybersecurity, data privacy, IT, intellectual property, regulatory, legal, operational, competitive, reputational and other risks and challenges that could affect our business. A growing number of legislators and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of artificial intelligence and use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with use of artificial intelligence and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict.

In Europe, the Artificial Intelligence Act (AI Act) began implementation on August 1, 2024, with a significant part of the law scheduled to come into effect in August 2026. As currently enacted, the AI Act, which may be amended as part of the EU's Digital Omnibus, imposes significant obligations on providers and deployers of high-risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. The scope of requirements depends on judicial interpretations and forthcoming legislative amendments, and non-compliance can lead to significant fines.

In the U.S., the artificial intelligence regulatory environment is complex and uncertain. Over the past year, states have advanced, and in some cases passed, dozens of laws focusing on artificial intelligence governance and regulation, including on deployment of artificial intelligence in healthcare settings. At the federal level, the Trump Administration has endorsed a federal moratorium on the enforcement of state artificial intelligence laws, including through a December 11, 2025, executive order on "Ensuring a National Policy Framework for Artificial Intelligence." So far, these efforts have not been successful at curtailing state action on artificial intelligence regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts.

Regulators and legislators in the U.S. are also increasingly scrutinizing and restricting certain personal data transfers and transactions involving foreign countries. For example, the Department of Justice's January 8, 2025, rule on "Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons", prohibits data brokerage transactions involving certain sensitive personal data categories, including health data, genetic data, and biospecimens, to countries of concern, including China. The regulations also restrict certain investment agreements, employment agreements and vendor agreements involving such data and countries of concern, absent specified cybersecurity controls. Actual or alleged violations of these regulations may be punishable by criminal and/or civil sanctions, and may result in exclusion from participation in federal and state programs. Compliance with these new regulations may require us to implement due diligence obligations and analysis of access to data by our employees, vendors and business partners.

In China, there have also been significant developments concerning privacy and data security. On June 10, 2021, the Standing Committee of the PRC National People's Congress published the Data Security Law of the People's Republic of China (the Data Security Law), which took effect on September 1, 2021. The Data Security Law requires data processing (which includes the collection, storage, use, processing, transmission, provision and publication of data), to be conducted in a legitimate and proper manner. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities and also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data.

Also in China, on August 20, 2021, the Standing Committee of the National People's Congress of the PRC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified. We may be required to make further significant adjustments to our business practices to comply with the personal information protection laws and regulations in China including the Personal Information Protection Law. Any failure, or perceived failure, by us to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against us and certain of our executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action, could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and merchants, and could have an adverse effect on our business, financial condition, and results of operations.

The Data Security Law and Personal Information Protection Law impose restrictions on cross-border transfers of personal information and certain "important" information that could impact our business practices. In addition, regulators have issued new and updated regulatory measures focused on data security and cross-border data flows, and increased their enforcement activity pursuant to such laws. Certain industry-specific laws and regulations relate to the collection and transfer of data. For example, the HGR Regulation and the Biosecurity Law stipulate that foreign organizations, individuals, and the entities established or actually controlled by foreign organizations or individuals are forbidden to collect, preserve and export China's human genetic resources. These laws, combined with increasing focus on cross-border transfers of sensitive US data to China and other countries may increasingly complicate our business operations.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

***Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.***

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we might obtain in the future. For example, in the case *Assoc. for Molecular Pathology v. Myriad Genetics, Inc.,* the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. Any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on our business and financial condition. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on our ability to obtain and effectively enforce any rights we may have in our patent applications or any patents we may own or in-license in the future.

Recent or future patent reform legislation could also increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any patents we may own or in-license in the future. The United States has enacted and implemented wide-ranging patent reform legislation. On September 16, 2011, the Leahy-Smith America Invents Act, or America Invents Act, was signed into law, which includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, establish a new post-grant review system and switch the U.S. patent system from a "first-to-invent" system to a "first-to-file" system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or other technologies or (ii) invent any of the inventions claimed in our patent applications or any patents we may own or in-license. These changes also allow third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, *inter partes* review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Accordingly, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents we may own or in-license in the future, all of which could have a material adverse effect on our business and financial condition.

***Changes in tax law could adversely affect our business and financial condition.***

The rules dealing with U.S. federal, state, and local and non-U.S. taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. For example, the OBBB Act was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Changes to tax laws, tax rulings, or changes in interpretations of existing laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. These changes could subject us to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, under Section 174 the IRC, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development performed outside the U.S. will be capitalized and amortized, which may have an adverse effect on our cash flow. The OBBB Act provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the U.S. may, at the taxpayer's election, be immediately deducted or capitalized and amortized. In addition, the OBBB Act provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the U.S. in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the U.S. in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in our or our shareholders' tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law. In the third quarter of 2025, we evaluated the impact of the enacted tax law and noted that it had an immaterial impact on our forecasted annual effective tax rate for the period. However, future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

***Conditions in the banking system and financial markets, including the failure of banks and financial institutions, could have an adverse effect on our operations and financial results.***

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

We are unable to predict the extent or nature of the impacts of evolving circumstances in the financial services industry at this time. If, for example, certain banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened. While it is not possible at this time to predict the extent of the impact that high market volatility and instability of the banking sector could have on economic activity and our business in particular, the failure of other banks and financial institutions and the measures taken by governments, businesses and other organizations in response to these events could adversely impact our business, financial condition and results of operations.

***A decline in the federal budget, changes in spending or budgetary priorities of the U.S. government, a prolonged U.S. government shutdown or delays in contract awards may significantly and adversely affect our future revenues, cash flow and financial results.***

In recent years, U.S. government appropriations have been affected by larger U.S. government budgetary issues and related legislation. As a result, the Department of Defense funding levels have fluctuated and have been difficult to predict. Future spending levels are subject to a wide range of factors, including Congressional action. In addition, in the past, U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the U.S. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the U.S. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions.

As a result, government spending levels are difficult to predict beyond the near term due to numerous factors, including the external threat environment, future government priorities and the state of government finances. Significant changes in government spending or changes in U.S. government priorities, policies and requirements could have a material adverse effect on our results of operations, financial condition or liquidity.

***The U.S. Congress, the Trump administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.***

Since the start of the Trump Administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. For example, the U.S. government has adopted new approaches to trade policy and in some cases may renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. The U.S. government has also imposed substantial tariffs on most countries throughout the world and has further threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. While certain tariffs have been suspended, modified or temporarily reduced, we cannot predict the results of the U.S. government's trade negotiations or the outcome of ongoing legal challenges to specific tariff policies. For example, in February 2026, the U.S. Supreme Court struck down certain tariffs previously imposed by the U.S. government, but the Trump Administration has expressed an intention to reinstate and in certain cases increase tariffs in response. The timing, scope, duration, and potential exemptions associated with these new tariffs remain subject to further administrative action and clarification. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Risks related to cybersecurity

***We may be unable to adequately protect our information systems from cyberattacks, cybersecurity incidents, or compromises, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.***

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product development efforts, we may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect, including new attack methods and vectors facilitated or enhanced by use of artificial intelligence. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud (including phishing attacks) or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches or other cybersecurity incidents that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Like other companies in our industry, we, and our third party vendors, have experienced, and will continue to experience, cybersecurity threats and incidents relating to our information technology systems and infrastructure. Any failure to prevent or mitigate cybersecurity breaches, other cybersecurity incidents or improper access to, use of, or disclosure of our clinical data or patients' personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the GDPR) and may cause a material adverse impact to our reputation, affect our ability to conduct new studies and potentially disrupt our business.

Some cyber security incidents may be very difficult to prevent. For example, supply chain incidents involving previously unknown vulnerabilities in widely-used software are becoming increasingly common. While we are not currently aware of any impact from supply chain vulnerabilities, there is residual risk that we may experience cybersecurity threats from such supply chain vulnerabilities in the future.

The use of new and evolving technologies, such as artificial intelligence and machine learning, in our operations, and the operations of third parties upon which we rely, presents new risks and challenges that could negatively impact our business, including cybersecurity, data privacy, IT, intellectual property, regulatory, legal, operational, competitive, reputational, and other risks and challenges. Specifically, risks related to bias, AI hallucinations, discrimination, harmful content, misinformation, fraud, scams, targeted attacks such as model poisoning or data poisoning, surveillance, data leakage, loss of consensus reality, inequality, environmental harms, and other harms may flow from our development, use, or deployment of AI technologies. Additionally, use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries, which could impact us and our vendors. The integration of AI systems, by us or by our vendors, may increase cybersecurity risk that implicates personal information of customers or patients. Any cybersecurity incidents or data breaches related to our use of AI could adversely affect our reputation and results of operations.

Further, while we maintain insurance coverage, we cannot assure that such coverage will be adequate or otherwise protect us from or adequately mitigate liabilities or damages with respect to claims, costs, expenses, litigation, fines, penalties, business loss, data loss, regulatory actions or material adverse effects arising out of our privacy and cybersecurity practices, or that such coverage will continue to be available on acceptable terms or at all. The market for cyber insurance is tightening, and coverage for ransomware, data breaches and other cybersecurity incidents may be reduced or eliminated. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

In addition, the computer systems of various third parties on which we rely, including our CROs and other contractors, consultants and law and accounting firms, may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, malicious uses of artificial intelligence, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. We rely on our third-party providers to implement effective cybersecurity measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, including the costs of potential data breach notification obligations, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate cybersecurity breaches or other cybersecurity incidents or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such cybersecurity or data privacy breaches or other cybersecurity incidents, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.

## Item 1B. Unresolved Staff Comments

None.

## Item 1C. Cybersecurity

Governance Related to Cybersecurity Risks

Our board of directors has overall oversight responsibility for our risk management, and delegates its oversight of risk assessment and management guidelines to the audit committee of the board of directors. Members of the audit committee receive periodic updates from senior management regarding matters of cybersecurity. These discussions may include updates on management's efforts to address and mitigate cybersecurity risks, cybersecurity incidents (if any), and the status of key information security initiatives.

Under the oversight of our Chief Executive Officer (CEO) and executive management team, we have constituted an Information Technology (IT) Steering Committee that has primary responsibility for overseeing our management of cybersecurity risks. The IT Steering Committee is chaired by our Chief Operating Officer and General Counsel, supported by an external IT consultant who operates as our Head of Information Technology (Head of IT) and an external cybersecurity firm. Other members of the IT Steering Committee include representatives from clinical development, technical operations, finance, human resources, business operations and legal.

Our Head of IT, working with our third-party cybersecurity firm, Chief Operating Officer and General Counsel, and the IT Steering Committee, assesses and manages our cybersecurity threat management processes. Our Head of IT has 35 years of information technology experience, building and leading teams in the pharmaceutical and biotechnology industries, and has worked with a variety of institutions to implement, manage, and scale the information technology function, including cybersecurity programs. These entities have included publicly-traded companies and smaller startups. His experience also includes developing and maintaining tools and processes to protect internal networks, research and clinical databases, and supplier payment information and financial systems.

The IT Steering Committee meets as circumstances warrant, to discuss and monitor prevention, detection, mitigation and remediation of risks from cybersecurity threats. The Head of IT provides updates to the Chief Operating Officer and General Counsel who communicates with the executive management team, and, as needed, the Audit Committee, on cybersecurity developments.

In addition, our IT Security Team is responsible for reviewing the results of our cybersecurity assessments and related cybersecurity strategies as well as emerging threats in the cybersecurity landscape. The IT Security Team meets regularly and includes members from our cybersecurity firm and internal IT team.

Cyber Risk Management and Strategy

Under the guidance of the IT Steering Committee, Chief Operating Officer and General Counsel, and Head of IT, we have adopted cybersecurity risk management processes that are designed to address the identification of assets potentially at risk from cybersecurity threats, identification of potential sources of cybersecurity threats, assessment of protections to address cybersecurity threats, and the management of cybersecurity risks.

Under the direction of our Chief Operating Officer and General Counsel, working with our Head of IT, we have engaged a third-party cybersecurity firm, which provides cybersecurity support services for governance and security operations. Our cybersecurity firm is responsible for monitoring our information systems and implementing procedures to mitigate cyber risks. The cybersecurity firm keeps the Company apprised of threats in the cybersecurity landscape through various means, including through threat intelligence and research sources, discussions with industry peers, security alerts, and security conferences and events, as appropriate.

The cybersecurity firm also manages our network monitoring, designed to identify potential security risks, and conducts regular testing, scanning, and other vulnerability analyses. We have also implemented a process to require employees to complete a cybersecurity education program upon onboarding, and all employees complete periodic cybersecurity simulations that are designed to raise awareness of cybersecurity threats and risks.

We have a process to review security features for adherence to applicable regulatory requirements and financial controls before purchasing certain third party technology or other solutions that involve exposure to the Company's assets or electronic information. From time to time, after the technology is in place, we may also conduct periodic reviews of available security documentation such as audit reporting and certifications.

Although, as of the date of this Annual Report, risks from cybersecurity threats have not materially affected, and we do not believe they are reasonably likely to materially affect us, our business strategy, results of operations or financial condition, we could, from time to time, experience threats and security incidents relating to our and our third party vendors' information systems. For more information, please see the section entitled "Item 1A. Risk Factors."

**Item 2. Properties**

We lease office space for our principal office on a month-to-month basis, which is located at 245 First Street, 18th Floor, Cambridge, MA 02142.

We lease a facility containing approximately 25,578 square feet of office space, which is located at One Main Street, Cambridge, MA 02142. The lease expires on August 31, 2028, subject to an option to extend the lease for five additional years. In December 2022, we entered into a sublease for one floor, approximately 14,439 square feet, of our Cambridge, MA office space, which also terminates on August 31, 2028. In December 2025, we entered into a sublease for the other floor, approximately 11,139 square feet, of our Cambridge, MA office space, which also terminates on August 31, 2028.

We also lease approximately 18,120 square feet of office and laboratory space at 430 East 29th Street, New York, New York 10016. The lease expires on August 30, 2032, subject to an option to extend the lease for five additional years. In June 2024, we entered into a sublease for our office and laboratory space in New York, NY. The sublease terminates on June 30, 2026. We believe that our current facilities are sufficient to meet our current and near term needs.

**Item 3. Legal Proceedings**

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

**Item 4. Mine Safety Disclosures**

Not applicable.

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Certain Information Regarding the Trading of Our Common Stock**

Our common stock trades under the symbol "BDTX" on the Nasdaq Global Select Market and has been publicly traded since January 30, 2020. Prior to this time, there was no public market for our common stock.

**Holders of Our Common Stock**

As of March 16, 2026, there were approximately 24 holders of record of shares of our common stock. This number does not include stockholders for whom shares are held in "nominee" or "street" name.

**Dividends**

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

**Securities Authorized for Issuance Under Equity Compensation Plans**

The information required by Item 5 of Form 10-K regarding equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report.

**Recent Sales of Unregistered Securities**

None.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

We did not purchase any of our registered equity securities during the period covered by this Annual Report.

**Item 6. Reserved**

Not applicable.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Part I, Item 1A "Risk Factors" and elsewhere in this Annual Report. You should carefully read the "Risk Factors" section of this Annual Report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled "Special Note Regarding Forward-Looking Statements."*

## Overview

We are a clinical-stage oncology company developing MasterKey therapies that target families of oncogenic mutations in patients with cancer. The foundation of our company is built upon a deep understanding of cancer genetics, onco-protein structure and function, and medicinal chemistry. Our MasterKey therapies are designed to address a broad spectrum of genetically defined tumors, overcome resistance, minimize wild-type mediated toxicities, and be brain-penetrant to treat central nervous system (CNS) disease. Our compounds target families of oncogenic mutations in clinically validated pathways. Our lead clinical-stage program, silevertinib (formerly BDTX-1535), is a brain-penetrant, fourth-generation epidermal growth factor receptor (EGFR) MasterKey inhibitor targeting epidermal growth factor receptor mutant (EGFRm) non-small cell lung cancer (NSCLC) and glioblastoma (GBM). We are advancing a Phase 2 trial in NSCLC patients and plan to initiate a randomized Phase 2 trial of silevertinib in newly diagnosed patients with EGFR altered glioblastoma (GBM) in the second quarter of 2026.

We believe that our clinical-stage lead product candidate, silevertinib, has the potential to treat newly diagnosed patients with EGFRm NSCLC, as well as those with recurrent disease, based upon silevertinib's ability to address greater than 50 classical and non-classical oncogenic driver mutations with greater potency than other EGFR tyrosine kinase inhibitors (TKIs), as well as uniquely target the C797S resistance mutation which can be acquired after treatment with osimertinib. Silevertinib was shown to be well tolerated and achieve durable clinical responses in our Phase 1 trial in patients with recurrent EGFRm NSCLC whose tumors expressed a range of mutation subtypes, including the acquired C797S resistance mutation and a broad spectrum of non-classical mutations. Initial data from a Phase 2 trial of 83 patients with EGFRm NSCLC in the second- and third-line settings demonstrated encouraging clinical responses, robust EGFRm target coverage, a favorable tolerability profile with no new safety signals observed, and durability of silevertinib.

We are currently evaluating silevertinib in a Phase 2 clinical trial in the first-line setting in patients with EGFRm NSCLC harboring non-classical EGFR mutations and in the fourth quarter of 2025, we announced initial data from our Phase 2 trial of 43 frontline NSCLC patients harboring a broad spectrum of 35 distinct non-classical EGFR mutations, including 16 patients with brain metastases (7 of whom had measurable CNS target lesions). All patients were enrolled at a 200mg oral daily dose of silevertinib. Efficacy and safety were assessed with a November 3, 2025 data cutoff and median follow-up time as of this date was 7.2 months, the study is fully enrolled and remains ongoing. The initial data from this trial was encouraging with 25 confirmed partial responses and 1 confirmed complete response equating to a 60% Objective Response Rate (ORR by RECIST 1.1). CNS ORR (by RANO-BM) was 86% and the disease control rate (DCR) was 91%. No new safety signals were observed. Adverse events (AEs) experienced by a majority of patients include rash, stomatitis, diarrhea and paronychia and were managed with standard supportive care and dose interruptions or reductions without compromising response depth or durability. As of the November 3, 2025 data cutoff, 29 patients remained on therapy (5 of 29 after progression) with one patient having been on therapy for more than 19 months. We plan to present updated results from the Phase 2 NSCLC trial, including preliminary duration of response (DOR) and progression-free survival (PFS) data in the frontline setting (43 patients) as well as updated clinical results in the recurrent setting (83 patients), at a medical meeting in the second quarter of 2026.

Silevertinib has demonstrated encouraging CNS activity in multiple trials across NSCLC and GBM. In our Phase 2 in frontline patients with EGFRm NSCLC 86% of patients achieved a confirmed CNS response. The results from our Phase 1 trial of silevertinib in patients with relapsed/recurrent GBM (presented at ASCO in 2024) showed encouraging duration of treatment and clinical activity, and a tolerability profile consistent with the initial safety data seen in patients with recurrent NSCLC. A Phase 0/1 "window of opportunity" study sponsored by the Ivy Brain Tumor Center in Phoenix, Arizona in patients with recurrent high-grade glioma (HGG) with EGFR alterations and/or fusions at initial diagnosis demonstrated that silevertinib exceeded the pre-specified threshold for drug concentration in the brain tumor tissue and was generally well tolerated. It also showed that silevertinib penetrates non-contrast enhancing regions of glioblastoma and suppresses EGFR signaling in patient tumors. Based on these data and together with the robust CNS ORR demonstrated by silevertinib to date in our Phase 2 trial in frontline EGFRm NSCLC patents, we believe that silevertinib is uniquely positioned as a potential treatment for patients with newly diagnosed EGFR-altered GBM. Following feedback on the study design received from the FDA in January 2026, we are preparing to initiate a randomized Phase 2 trial in this patient population in the second quarter of 2026. After a combination safety lead-in of silevertinib plus temozolomide (TMZ), the trial is expected to enroll approximately 150 newly diagnosed patients, randomized to receive TMZ (as the control arm) or silevertinib plus TMZ (as the experimental arm). The eligible patient population will be on EGFRvIII-positive patients (approximately 30% of GBM patients) who are O-6-methylguanine-DNA methyltransferase (MGMT) -negative (unmethylated). Randomization and treatment will begin after patients have had surgical resection and radiation and are eligible for maintenance TMZ. The primary endpoint of the trial will be PFS (RANO by blinded independent committee review, or BICR), with a planned futility analysis, and an interim PFS analysis anticipated in the first half 2028. The secondary endpoint of the trial will be overall survival (OS). The trial will be governed by an independent data monitoring committee (IDMC).

We are also continuing to explore potential partnership opportunities to advance silevertinib into pivotal development.

Our second clinical-stage asset, BDTX-4933 (also known as S241656), was outlicensed to Servier Pharmaceuticals LLC (Servier) in the first quarter of 2025. Pursuant to the license agreement, we granted to Servier a global license to develop and commercialize BDTX-4933. Under the terms of the license agreement, Servier will lead the development activities and the global commercialization of BDTX-4933 across multiple indications, including NSCLC, with potential applications in other solid tumors. In consideration for the license granted to Servier, we received an upfront payment of $70.0 million in March 2025 and will be eligible to receive up to $710.0 million in development and commercial sales milestone payments, along with tiered royalties based on global net sales. See Note 15, *License Revenue*, to the consolidated financial statements included elsewhere in this Annual Report for additional information.

Since our inception in 2014, we have devoted substantially all of our efforts and financial resources to organizing and staffing our company, business planning, raising capital, discovering product candidates and securing related intellectual property rights while conducting research and development activities for our programs. We do not have any products approved for sale and have not generated any revenue from product sales. We may never be able to develop or commercialize a marketable product. We have not yet successfully completed any pivotal clinical trials, obtained any regulatory marketing approvals, manufactured a commercial-scale drug, or conducted sales and marketing activities.

To date, we have funded our operations with proceeds from the sale of common stock and preferred stock. Since inception, we have incurred significant operating losses. Our net income was $22.4 million and our net loss was $69.7 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $464.7 million. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of our current or future product candidates. We expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

- advance clinical development of silevertinib;

- obtain, maintain, expand, enforce and protect our intellectual property portfolio;

- maintain existing collaborations or strategic relationships and identify and enter into future license agreements and collaborations with third parties;

- attract and retain key clinical, scientific, management and commercial personnel;

- seek marketing approvals for our product candidates that successfully complete clinical trials, if any; and

- acquire or in-license additional product candidates.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of private and public equity offerings, debt financings or other capital sources, which may include collaborations and licensing arrangements with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates, and reduce headcount and general and administrative costs.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

Additionally, we continue to actively monitor macroeconomic conditions and market volatility resulting from global and national economic developments, political unrest, new or increased international tariffs and retaliatory tariffs, high inflation, disruptions in capital markets, changes in international trade relationships, changes in U.S. governmental agencies, new laws and regulations or amendments to existing laws and regulations in the U.S. and foreign countries, and military conflicts. While we believe such factors have had no significant impact on our business or financial results during the periods presented, future developments and potential impacts on our business are uncertain and cannot be predicted with confidence.

As of December 31, 2025, we had cash, cash equivalents and investments of $128.7 million, which we believe will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2028. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See "—*Liquidity and capital resources*." To finance our operations beyond that point, we will need to raise additional capital, which cannot be assured. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives.

## Components of our results of operations

### Revenue

To date, we have not generated any product revenue and do not expect to generate any revenue from the sale of products for the foreseeable future. To date, we have generated revenue solely from licensing of intellectual property. If our development efforts for our product candidates are successful and result in regulatory approval, or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

### Operating expenses

### Research and development expenses

Research and development expenses consist primarily of costs incurred for our research activities, including the development of our product candidates. We expense research and development costs as incurred, which include:

- expenses incurred to conduct the necessary preclinical studies and clinical trials required to obtain regulatory approval;

- expenses incurred under agreements with contract research organizations (CROs) that are primarily engaged in the oversight and conduct of our drug discovery efforts, preclinical studies, and clinical trials as well as under agreements with contract manufacturing organizations (CMOs) that are primarily engaged to provide preclinical and clinical drug substance and product for our research and development programs;

- other costs related to the conduct of preclinical studies, and clinical trials, including acquiring and manufacturing materials, manufacturing validation batches, fees to investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development support services;

- payments made in cash or equity securities under third-party licensing, acquisition and option agreements;

- employee-related expenses, including salaries and benefits, travel and stock-based compensation expense for employees engaged in research and development functions;

- costs related to compliance with regulatory requirements; and

- allocated facilities-related costs, depreciation and other expenses, which include rent and utilities.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. Any nonrefundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are expensed as the related goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Our direct external research and development expenses consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and research laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. Our direct research and development expenses also include fees incurred under license, acquisition and option agreements. We do not allocate employee costs, costs associated with our development efforts, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to conduct our research as well as for managing our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

Development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several years as we continue our clinical development of silevertinib. In addition, we may incur additional expenses related to milestone and royalty payments payable to third parties with whom we may enter into license, acquisition and option agreements to acquire the rights to future product candidates.

At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. The successful development and commercialization of our product candidates is highly uncertain. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of the following:

- the scope, progress, outcome and costs of our clinical trials and other development activities;

- successful patient enrollment in and the initiation and completion of clinical trials;

- the timing, receipt and terms of any marketing approvals from applicable regulatory authorities including the FDA and non-U.S. regulators;

- the extent of any required post-marketing approval commitments to applicable regulatory authorities;

- establishing clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that we or our third-party manufacturers are able to make product successfully;

- development and timely delivery of clinical-grade and commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;

- obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

- significant and changing government regulation;

- launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and

- maintaining a continued acceptable tolerability profile of our product candidates following approval, if any, of our product candidates.

Any changes in the outcome of any of these variables with respect to the development of our product candidates could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

*General and administrative expenses*

General and administrative expenses consist primarily of salaries and benefits, travel and stock-based compensation expense for personnel in executive, business development, finance, human resources, legal, information technology, pre-commercial and support personnel functions. General and administrative expenses also include direct and allocated facility-related costs as well as insurance costs and professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we support continued development of our product candidates and prepare for potential commercialization activities. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and other employee-related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of that product candidate.

*Impairment of right-of-use assets and property and equipment*

Impairment of right-of-use assets and property and equipment expenses consists of impairment losses relating to our operating leases.

***Other income (expense)***

Other income (expense) consists primarily of interest income earned on our cash equivalents and investment balances, sublease income, and realized and unrealized foreign currency transaction gains and losses.

**Results of operations**

*Comparison of the years ended December 31, 2025 and 2024*

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

| | | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | Change | |
| | | (in thousands) | | | | | |
| License revenue | $ | 70,000 | $ | — | $ | 70,000 | |
| Operating expenses: | | | | | | | |
| Research and development | $ | 33,558 | $ | 51,312 | $ | (17,754) | |
| General and administrative | | 16,572 | | 27,469 | | (10,897) | |
| Impairment of right-of-use assets and property and equipment | | 7,348 | | — | | 7,348 | |
| Total operating expenses | | 57,478 | | 78,781 | | (21,303) | |
| Income (loss) from operations | | 12,522 | | (78,781) | | 91,303 | |
| Other income (expense): | | | | | | | |
| Interest income | | 4,061 | | 2,182 | | 1,879 | |
| Other income (expense) | | 5,784 | | 6,923 | | (1,139) | |
| Total other income (expense), net | | 9,845 | | 9,105 | | 740 | |
| Net income (loss) | $ | 22,367 | $ | (69,676) | $ | 92,043 | |

*Research and development*

Research and development expenses were $33.6 million for the year ended December 31, 2025, compared to $51.3 million for the year ended December 31, 2024. The following table summarizes our research and development expenses for the years ended December 31, 2025 and 2024:

| | | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | Change | |
| | | (in thousands) | | | | | |
| Silevertinib (NSCLC) research and development expenses | $ | 17,469 | $ | 24,378 | $ | (6,909) | |
| Silevertinib (GBM) research and development expenses | | 138 | | — | | 138 | |
| BDTX-4933 research and development expenses | | 1,018 | | 4,613 | | (3,595) | |
| Other research and development expenses | | 1,500 | | 2,515 | | (1,015) | |
| Personnel expenses | | 9,397 | | 15,331 | | (5,934) | |
| Allocated facility expenses | | 3,410 | | 3,499 | | (89) | |
| Other expenses | | 626 | | 976 | | (350) | |
| | $ | 33,558 | $ | 51,312 | $ | (17,754) | |

The decrease of $17.8 million was primarily due to a decrease of $6.9 million related to operational efficiencies gained as we progressed our clinical trial for silevertinib in NSCLC, combined with decreased spend related to BDTX-4933 of $3.6 million as a result of its outlicensing to Servier in the first quarter of 2025, compared to the year ended December 31, 2024. In addition, personnel expenses decreased by $5.9 million as we continue to capitalize on workforce efficiencies and focus on our development program.

*General and administrative*

General and administrative expenses were $16.6 million for the year ended December 31, 2025, compared to $27.5 million for the year ended December 31, 2024. The decrease of $10.9 million was primarily a result of operational and workforce efficiencies from our corporate restructuring announced in the fourth quarter of 2024.

*Other income (expense)*

Other income was $9.8 million for the year ended December 31, 2025, compared to $9.1 million for the year ended December 31, 2024. The increase of $0.7 million was primarily attributable to an increase in interest income, a decrease in accretion on investments, as well as an increase in sublease income due to signing an additional sublease in 2024.

**Liquidity and capital resources**

***Sources of liquidity***

Since our inception, we have not generated any revenue from any product sales or any other sources and have incurred significant operating losses and negative cash flows from our operations. We have not yet commercialized any of our product candidates, and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of our common and preferred stock.

On February 3, 2020, we completed an IPO of 12,174,263 shares of our common stock, including the exercise in full by the underwriters of their option to purchase up to 1,587,947 additional shares of our common stock, for aggregate gross proceeds of $231.3 million. We received $212.1 million in net proceeds after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. Through December 31, 2025, we had received net cash proceeds of $200.6 million from previous sales of our preferred stock and as of December 31, 2025, we had cash, cash equivalents and investments of $128.7 million.

On November 14, 2022, we entered into an Open Market Sale Agreement$^{SM}$ (the Sales Agreement) with Jefferies LLC (Jefferies), as sales agent, to provide for the issuance and sale by us of up to $150.0 million of our common stock, or the Shares, from time to time through Jefferies as our sales agent (the ATM Program). Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, Jefferies may sell the Shares by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act. We may sell the Shares in amounts and at times to be determined by us from time to time subject to the terms and conditions of the Sales Agreement, but we have no obligation to sell any Shares under the Sales Agreement. We or Jefferies may suspend or terminate the offering of Shares upon notice to the other party and subject to other conditions. As of December 31, 2025, we sold 4,490,853 shares of our common stock pursuant to the ATM Program, resulting in gross proceeds to us of approximately $25.0 million ($24.5 million net of offering costs).

On November 13, 2025, we filed a new shelf registration statement on Form S-3, including a base prospectus and sales agreement prospectus (the New Shelf Registration Statement), with the SEC, which covers the offering, issuance and sale of our common stock, preferred stock, debt securities, warrants and/or units of any combination thereof up to a maximum price of $500.0 million, including up to $150.0 million of shares of our common stock that may be offered, issued and sold under the Sales Agreement. The New Registration Statement was filed to replace our prior shelf registration statement on Form S-3 (the Prior Shelf Registration Statement), originally filed with the SEC on November 14, 2022 and declared effective on November 22, 2022, which was set to expire on November 22, 2025, in accordance with applicable SEC regulations. The New Shelf Registration Statement became effective on December 3, 2025, and in accordance with Rule 415(a)(6) under the Securities Act, the offering of securities under the Prior Shelf Registration Statement is deemed terminated as of the date of effectiveness of the New Shelf Registration Statement. Any Shares will be sold pursuant to the New Shelf Registration Statement and the sales agreement prospectus filed therewith.

On July 5, 2023, we completed an underwritten public offering (the Follow-on Offering) of 15,000,000 shares of our common stock at a price to the public of $5.00 per share. The aggregate net proceeds from the Follow-on Offering totaled approximately $71.6 million after deducting underwriting discounts and commissions, as well as other offering expenses. The underwriters did not exercise any portion of their 30-day overallotment option to purchase up to an additional 2,250,000 shares of our common stock at the public offering price, which expired on July 29, 2023, and therefore no additional proceeds from the Follow-on Offering were received.

On March 18, 2025, we entered into the Servier Agreement with Servier for BDTX-4933, a small molecule designed to address unmet medical needs in RAF/RAS-mutant solid tumors, pursuant to which we granted to Servier a global license to develop and commercialize BDTX-4933. Under the terms of the Servier Agreement, Servier will lead the development activities and the global commercialization of BDTX-4933 across multiple indications, including NSCLC, with potential applications in other solid tumors. In consideration for the license granted to Servier, we received an upfront payment of $70.0 million in March 2025 and will be eligible to receive up to $710.0 million in development and commercial sales milestone payments, along with tiered royalties based on global net sales. See Note 15, *License Revenue*, to the consolidated financial statements included elsewhere in this Annual Report for additional information.

### Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented (in thousands):

|  | Year ended December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Cash provided by (used in) operating activities | $ 29,614 | $ (62,303) |
| Cash provided by (used in) investing activities | (44,905) | 16,968 |
| Cash provided by (used in) financing activities | (146) | 25,547 |
| Net increase (decrease) in cash and cash equivalents | $ (15,437) | $ (19,788) |

### Operating activities

During the year ended December 31, 2025, we had cash provided by operating activities of $29.6 million, primarily resulting from our net income of $22.4 million, along with $16.0 million of non-cash items, partially offset by changes in our operating assets and liabilities of $8.7 million.

During the year ended December 31, 2024, we used cash in operating activities of $62.3 million, primarily resulting from our net loss of $69.7 million, partially offset by the non-cash charge related to stock compensation expense of $10.6 million, an increase in accretion on investments, and an increase in accounts payable.

Changes in accounts payable and accrued expenses in all periods were generally due to ongoing development of our product candidates and the timing of vendor invoicing and payments.

### Investing activities

During the year ended December 31, 2025, we had cash used investing activities of $44.9 million primarily from the purchase of investments offset by sales and maturities of investments.

During the year ended December 31, 2024, we had cash provided by investing activities of $17.0 million primarily from the sales and maturities of investments, netted against our purchase of investments.

*Financing activities*

During the year ended December 31, 2025, we had cash used in financing activities of $0.1 million, consisting of proceeds from exercises of stock options and the participation in the 2020 Employee Stock Purchase Plan (ESPP) offset by the shares surrendered to cover taxes from a restricted stock unit vesting.

During the year ended December 31, 2024, we had cash provided by financing activities of $25.5 million, consisting of proceeds from the sale of shares of our common stock pursuant to the ATM Program as well as exercises of stock options and participation in the employee stock purchase plan.

**Funding requirements**

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance clinical trials of silevertinib. In addition, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses. The timing and amount of our operating expenditures will depend largely on our ability to:

- advance silevertinib through clinical trials, either independently or with a partner;

- manufacture, or have manufactured on our behalf, our drug material and develop processes for late stage and commercial manufacturing;

- seek regulatory approvals for any product candidates that successfully complete clinical trials;

- establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own; and

- obtain, maintain, expand, enforce and protect our intellectual property portfolio.

As of December 31, 2025, we had cash, cash equivalents and investments of $128.7 million, which we believe will fund our operating expenses and capital expenditure requirements into the second half of 2028. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We anticipate that we will require additional capital as we seek regulatory approval of our product candidates and if we choose to pursue in-licenses or acquisitions of other product candidates. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to further reduce or terminate our operations. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

- the scope, progress, results and costs of developing our product candidates, and conducting clinical trials;

- the costs, timing and outcome of regulatory review of our product candidates;

- the costs, timing and ability to manufacture our product candidates to supply our clinical development efforts and our clinical trials;

- Servier's ability to develop and commercialize BDTX-4933 and the receipt of potential milestone and royalty payments from commercial product sales, along with tiered royalties based on global net sales, if any, under the Servier Agreement;

- the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

- subject to receipt of regulatory approval, the costs of commercialization activities for our product candidates, to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

- the ability to receive additional non-dilutive funding;

- the revenue, if any, received from commercial sale of our product candidates, should any of our product candidates receive marketing approval;

- the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, expanding and enforcing our intellectual property rights and defending intellectual property-related claims;

- our ability to establish and maintain additional collaborations and license agreements on favorable terms, if at all, and the ability and willingness of our third-party strategic collaborators to undertake research and development activities relating to our product candidates, and the success of those collaborations and license agreements;

- the extent to which we acquire or in-license other product candidates and technologies;

- the ongoing costs of operating as a public company; and

- general macroeconomic, geopolitical, industry and market conditions, including increases in inflationary rates, tariffs, interest rates and supply chain constraints.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time, if ever, as we can generate substantial product revenue from product sales, we expect to finance our operations through a combination of public or private equity offerings, debt financings, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties or through other sources of financing. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. However, the trading prices for our common stock and for other biopharmaceutical companies have been highly volatile. As a result, we may face difficulties raising capital through sales of our common stock, and such sales may be on unfavorable terms. Similarly, adverse macroeconomic conditions and market volatility resulting from global economic developments, political unrest, high inflation, global health crises, or other factors could materially and adversely affect our ability to consummate an equity or debt financing on favorable terms or at all. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all.

To the extent that we raise additional capital through the sale of private or public equity or convertible debt securities, the ownership interest of our stockholders may be materially diluted, and the terms of such securities could include liquidation or other preferences and anti-dilution protections that could adversely affect the rights of our common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. In addition, debt financing may involve significant cash payment obligations and specific financial ratios that may restrict our ability to operate our business would result in fixed payment obligations.

If we raise additional funds through collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain capital through arrangements with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our stockholders.

**Critical accounting policies and significant judgments and use of estimates**

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

*Accrued research and development costs*

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

- vendors, including research laboratories, in connection with preclinical development activities;

- CROs and investigative sites in connection with preclinical studies and clinical trials; and

- CMOs in connection with drug substance and drug product formulation of preclinical studies and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that supply, conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

*Stock-based compensation*

We measure stock options and other stock-based awards granted to employees, non-employees and directors based on their fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We have generally only issued stock options and restricted stock units with service-based vesting conditions and record the expense for these awards using the straight-line method. For stock options or restricted stock units issued with performance-based vesting conditions, the related stock compensation expense is recognized based on the grant date fair value when achievement of the performance condition is deemed probable. The graded-vesting method would apply to all stock-based awards with performance-based vesting conditions or to awards with both service-based and performance-based vesting conditions.

We have historically granted stock options with exercise prices equivalent to the fair value of our common stock as of the date of grant. For grants of restricted stock units, we base the fair value on the stock price as of the date of grant.

We account for stock-based awards granted to employees and non-employees at fair value, which is measured using the Black-Scholes option-pricing model. The measurement date for the awards is generally the date of grant. Stock-based compensation costs are recognized as expenses over the requisite service period, which is generally the vesting period, on a straight-line basis for all time-vested awards.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

**Recently issued accounting pronouncements**

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report.

**Smaller reporting company status**

Effective as of December 31, 2025, the fifth anniversary of the closing of our IPO, we no longer qualify as an "emerging growth company." As a result, commencing with this Annual Report, we are no longer eligible to take advantage of certain exemptions from various reporting requirements that are applicable to emerging growth companies.

We are still a "smaller reporting company" meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. As a smaller reporting company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies despite the loss of emerging growth company status. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

**Item 7A. Quantitative and Qualitative Disclosure About Market Risk**

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

**Item 8. Consolidated Financial Statements and Supplementary Data**

## BLACK DIAMOND THERAPEUTICS, INC.

### Index to Consolidated Financial Statements

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Black Diamond Therapeutics, Inc.

## *Opinion on the Financial Statements*

We have audited the accompanying consolidated balance sheets of Black Diamond Therapeutics, Inc. and its subsidiary (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), of stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

## *Critical Audit Matters*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Accrued Research and Development Costs Related to Contract Research Organization Activities*

As described in Notes 2 and 7 to the consolidated financial statements, research and development costs are expensed as incurred. As disclosed by management, these costs include expenses incurred under agreements with contract research organizations (CROs) that are primarily engaged in the oversight and conduct of the Company's drug discovery efforts, preclinical studies, and clinical trials. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of the end of the reporting period. The accrual estimates are based on a number of factors, including the Company's knowledge of the progress towards completion of the research and development activities, invoicing to date under the contracts, communication from the research institution or other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. The Company recorded $7.9 million of accrued research and development costs as of December 31, 2025, a significant portion of which relates to accrued research and development costs related to CRO activities.

The principal consideration for our determination that performing procedures relating to accrued research and development costs related to CRO activities is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's accrued research and development costs related to CRO activities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The procedures included, among others (i) evaluating the appropriateness of the method used by management to calculate the accrued research and development costs related to CRO activities; and (ii) testing the accrued research and development costs on a sample basis by obtaining and inspecting source documents, such as contracts, purchase orders, invoices and payments, and recalculating the accrued research and development costs.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 16, 2026

We have served as the Company's auditor since 2019.

**Black Diamond Therapeutics, Inc.**

**Consolidated Balance Sheets**

**(in thousands, except share and per share data)**

| | | December 31, | | |
|---|---|---|---|---|
| | | 2025 | | 2024 |
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 20,990 | $ | 36,437 |
| Investments | | 107,662 | | 62,138 |
| Prepaid expenses and other current assets | | 3,788 | | 2,601 |
| Total current assets | | 132,440 | | 101,176 |
| Property and equipment, net | | 365 | | 1,387 |
| Restricted cash | | 829 | | 819 |
| Right-of-use assets | | 9,303 | | 19,009 |
| Other non-current assets | | 73 | | 249 |
| Total assets | $ | 143,010 | $ | 122,640 |
| **Liabilities and Stockholders' Equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 579 | $ | 4,007 |
| Accrued expenses and other current liabilities | | 15,152 | | 16,566 |
| Total current liabilities | | 15,731 | | 20,573 |
| Non-current operating lease liability | | 15,068 | | 18,782 |
| Total liabilities | | 30,799 | | 39,355 |
| Commitments and contingencies (Note 12) | | — | | — |
| Stockholders' equity: | | | | |
| Preferred stock, $0.0001 par value; 10,000,000 shares and 10,000,000 shares authorized at December 31, 2025 and 2024, respectively; no shares issued or outstanding at December 31, 2025 and 2024 | | — | | — |
| Common stock; $0.0001 par value; 500,000,000 shares authorized at December 31, 2025 and 500,000,000 shares authorized at December 31, 2024; 57,138,057 shares issued and outstanding at December 31, 2025 and 56,644,655 shares issued and outstanding at December 31, 2024 | | 8 | | 7 |
| Additional paid-in capital | | 576,842 | | 570,361 |
| Accumulated other comprehensive income (loss) | | 101 | | 24 |
| Accumulated deficit | | (464,740) | | (487,107) |
| Total stockholders' equity | | 112,211 | | 83,285 |
| Total liabilities and stockholders' equity | $ | 143,010 | $ | 122,640 |

The accompanying notes are an integral part of these consolidated financial statements.

**Black Diamond Therapeutics, Inc.**

**Consolidated Statements of Operations and Comprehensive Income (Loss)**

**(in thousands, except share and per share data)**

|  | Year Ended December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| License revenue | $ 70,000 | $ — |
| Operating expenses: | | |
| Research and development | $ 33,558 | $ 51,312 |
| General and administrative | 16,572 | 27,469 |
| Impairment of right-of-use assets and property and equipment | 7,348 | — |
| Total operating expenses | 57,478 | 78,781 |
| Income (loss) from operations | 12,522 | (78,781) |
| Other income (expense): | | |
| Interest income | 4,061 | 2,182 |
| Other income (expense) | 5,784 | 6,923 |
| Total other income (expense), net | 9,845 | 9,105 |
| Net income (loss) | $ 22,367 | $ (69,676) |
|  | | |
| Net income (loss) per share - basic | $ 0.39 | $ (1.27) |
| Net income (loss) per share - diluted | $ 0.39 | $ (1.27) |
|  | | |
| Weighted average common shares outstanding - basic | 56,868,111 | 55,028,371 |
| Weighted average common shares outstanding - diluted | 57,562,746 | 55,028,371 |
|  | | |
| Comprehensive income (loss): | | |
| Net income (loss) | $ 22,367 | $ (69,676) |
| Other comprehensive (loss) income: | | |
| Change in unrealized (loss) gain on investments, net | 77 | 51 |
| Comprehensive income (loss) | $ 22,444 | $ (69,625) |

The accompanying notes are an integral part of these consolidated financial statements.

# Black Diamond Therapeutics, Inc.
## Consolidated Statements of Cash Flows
### (in thousands)

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 22,367 | $ (69,676) |
| Adjustment to reconcile net income (loss) to net cash used in operating activities: | | |
| Stock-based compensation expense | 6,628 | 10,627 |
| Depreciation expense | 325 | 343 |
| (Accretion) amortization on investments | (1,279) | (3,782) |
| Non-cash rent expense | 3,054 | 2,971 |
| Gain on sale of investments | (74) | — |
| Impairment of right-of-use assets and property and equipment | 7,348 | — |
| Gain on sale of property and equipment | (27) | (94) |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses and other current assets | (349) | 33 |
| Other non-current assets | 176 | (249) |
| Accounts payable | (3,428) | 1,683 |
| Accrued expenses and other current liabilities | (1,414) | (756) |
| Non-current operating lease liability | (3,713) | (3,403) |
| Net cash provided by (used in) operating activities | 29,614 | (62,303) |
| | | |
| **Cash flows from investing activities:** | | |
| Proceeds from disposal of equipment | 27 | 94 |
| Proceeds from sales and maturities of investments | 119,094 | 139,750 |
| Purchases of investments | (164,026) | (122,876) |
| Net cash provided by (used in) investing activities | (44,905) | 16,968 |
| | | |
| **Cash flows from financing activities:** | | |
| Proceeds from exercise of common stock options and ESPP, net of restricted stock surrendered for taxes | (146) | 1,053 |
| Proceeds from issuance of common stock, net of issuance costs | — | 24,494 |
| Net cash provided by (used in) financing activities | (146) | 25,547 |
| Net (decrease) increase in cash and cash equivalents | (15,437) | (19,788) |
| Cash, cash equivalents and restricted cash, beginning of year | 37,256 | 57,044 |
| **Cash, cash equivalents and restricted cash, end of year** | $ 21,819 | $ 37,256 |
| | | |
| Cash and cash equivalents, end of year | $ 20,990 | $ 36,437 |
| Restricted cash, end of year | 829 | 819 |
| **Cash, cash equivalents and restricted cash, end of year** | $ 21,819 | $ 37,256 |

The accompanying notes are an integral part of these consolidated financial statements.

**Black Diamond Therapeutics, Inc.**

**Consolidated Statements of Stockholders' Equity**

**(in thousands, except share data)**

| | Common stock | | Additional paid-in capital | Accumulated other comprehensive income (loss) | Accumulated deficit | Total stockholders' equity |
|---|---|---|---|---|---|---|
| | Shares | Par Value | | | | |
| **BALANCE - December 31, 2023** | 51,645,557 | $ 7 | $ 534,187 | $ (27) | $ (417,431) | $ 116,736 |
| Issuance of common stock | 4,490,853 | — | 24,494 | — | — | 24,494 |
| Exercise of common stock options | 341,983 | — | 798 | — | — | 798 |
| Vesting of restricted stock units | 19,449 | — | — | — | — | — |
| Surrender of shares for taxes | (4,696) | — | (25) | — | — | (25) |
| Issuance of common stock related to ESPP | 114,102 | — | 280 | — | — | 280 |
| Stock-based compensation | 37,407 | — | 10,627 | — | — | 10,627 |
| Unrealized gains (loss) on investments | — | — | — | 51 | — | 51 |
| Net loss | — | — | — | — | (69,676) | (69,676) |
| **BALANCE - December 31, 2024** | 56,644,655 | $ 7 | $ 570,361 | $ 24 | $ (487,107) | $ 83,285 |
| Exercise of common stock options | 85,274 | 1 | 208 | — | — | 209 |
| Vesting of restricted stock units | 490,000 | — | — | — | — | — |
| Surrender of shares for taxes | (150,810) | — | (400) | — | — | (400) |
| Issuance of common stock related to ESPP | 24,741 | — | 45 | — | — | 45 |
| Stock-based compensation | 44,197 | — | 6,628 | — | — | 6,628 |
| Unrealized gains (loss) on investments | — | — | — | 77 | — | 77 |
| Net income | — | — | — | — | 22,367 | 22,367 |
| **BALANCE - December 31, 2025** | 57,138,057 | $ 8 | $ 576,842 | $ 101 | $ (464,740) | $ 112,211 |

The accompanying notes are an integral part of these consolidated financial statements.

137

**(Amounts in thousands, except share and per share amounts)**

## 1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Black Diamond Therapeutics, Inc. (the Company) is a clinical-stage oncology company developing MasterKey therapies that target families of oncogenic mutations in patients with cancer. The Company was originally organized as a limited liability company in December 2014 under the name ASET Therapeutics LLC. In September 2016, the Company was converted to a corporation under the laws of the State of Delaware under the name ASET Therapeutics, Inc. The Company changed its name to Black Diamond Therapeutics, Inc. in January 2018. Since its inception, the Company has devoted substantially all of its efforts to raising capital, obtaining financing and incurring research and development costs related to the development and advancement of its product candidates identified by its Mutation-Allostery-Pharmacology (MAP) drug discovery engine.

The Company is subject to risks and uncertainties common to clinical-stage companies in the biotechnology industry. There can be no assurance that the Company's research and development will be successfully completed, that adequate protection for the Company's technology will be obtained, that any products developed will obtain necessary government regulatory approval or that any products, if approved, will be commercially viable. The Company operates in an environment of rapid technological innovation and substantial competition from pharmaceutical and biotechnological companies. In addition, the Company is dependent upon the services of its employees, consultants and service providers. Even if the Company's product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

On March 18, 2025, the Company entered into a global licensing agreement (the Servier Agreement) with Servier Pharmaceuticals LLC (Servier) for BDTX-4933, a small molecule designed by the Company to address unmet medical needs in RAF/RAS-mutant solid tumors, pursuant to which the Company granted to Servier a worldwide license to develop and commercialize BDTX-4933. Under the terms of the Servier Agreement, Servier will lead the development activities and the worldwide commercialization of BDTX-4933 across multiple indications, including non-small cell lung cancer (NSCLC), with potential applications in other solid tumors. Under the Servier Agreement, the Company received an upfront payment of $70.0 million in March 2025 and will be eligible to receive up to $710.0 million in development and commercial sales milestone payments, along with tiered royalties based on global net sales. The Servier Agreement is discussed in greater detail in Note 15, *License Revenue*.

On November 14, 2022, the Company filed a shelf registration statement on Form S-3, including a base prospectus and sales agreement prospectus (the Prior Shelf Registration Statement), with the SEC, which covered the offering, issuance and sale of the Company's common stock, preferred stock, debt securities, warrants and/or units of any combination thereof up to a maximum price of $500.0 million. The Company simultaneously entered into an Open Market Sale Agreement$^{SM}$ (the Sales Agreement) with Jefferies LLC (Jefferies), as sales agent, to provide for the issuance and sale by the Company of up to $150.0 million of its common stock, or the Shares, from time to time through Jefferies as its sales agent (the ATM Program). The Prior Shelf Registration Statement became effective on November 22, 2022. Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, Jefferies may sell the Shares by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act. The Company may sell the Shares in amounts and at times to be determined by the Company from time to time subject to the terms and conditions of the Sales Agreement, but the Company has no obligation to sell any Shares under the Sales Agreement. The Company or Jefferies may suspend or terminate the offering of Shares upon notice to the other party and subject to other conditions.

On November 14, 2022, the Company entered into an Open Market Sale Agreement$^{SM}$ (the Sales Agreement) with Jefferies LLC (Jefferies), as sales agent, to provide for the issuance and sale by the Company of up to $150.0 million of its common stock, or the Shares, from time to time through Jefferies as its sales agent (the ATM Program). Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, Jefferies may sell the Shares by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act. The Company may sell the Shares in amounts and at times to be determined by the Company from time to time subject to the terms and conditions of the Sales Agreement, but the Company has no obligation to sell any Shares under the Sales Agreement. The Company or Jefferies may suspend or terminate the offering of Shares upon notice to the other party and subject to other conditions As of December 31, 2025, the Company sold 4,490,853 shares of its common stock pursuant to the ATM Program, resulting in gross proceeds to the Company of approximately $25.0 million ($24.5 million net of offering costs).

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets, and the satisfaction of liabilities and commitments in the ordinary course of business. Historically, the Company has funded its operations primarily with proceeds from the sale of common stock and preferred stock. The Company has had recurring losses and negative cash flows from operations in all periods since inception and had an accumulated deficit of $464.7 million as of December 31, 2025. The Company expects to continue to generate operating losses for the foreseeable future.

As of March 16, 2026, the issuance date of the consolidated financial statements, the Company expects that its cash, cash equivalents and investments will be sufficient to fund its currently planned operations for at least the next 12 months from the filing date of these audited consolidated financial statements.

The Company will seek additional funding through private or public equity financings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, or reduce headcount and general and administrative costs, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Company and its wholly owned subsidiary, Black Diamond Therapeutics Security Corporation, after elimination of all significant intercompany accounts and transactions.

### Use of estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses and the valuation of stock-based awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

The Company continues to monitor the impact of macroeconomic developments and geopolitical developments, including political unrest, new or increased international tariffs and retaliatory tariffs, economic sanctions, high inflation, disruptions in capital markets, changes in or disruptions of U.S. governmental agencies whether from a continued U.S. federal government shutdown or reduced resources, new laws and regulations or amendments to existing laws and regulations in the U.S. and foreign countries, international trade relationships and military conflicts, on all aspects of its business, and has considered the impact of these factors on estimates within its financial statements. The extent to which future developments may impact the Company's business, results of operations or financial condition are uncertain and cannot be predicted with confidence and there may be changes to estimates in future periods. As of the date of issuance of these consolidated financial statements, the Company has not experienced material business disruptions or incurred impairment losses in the carrying value of its assets as a result of these factors and is not aware of any specific related event or circumstance that would require it to update its estimates.

*Subsequent events*

The Company considers events or transactions that occur after the balance sheet date but before the final financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

*Cash and cash equivalents*

The Company classifies deposits in banks, money market funds and cash invested temporarily in various instruments with maturities of three months or less at the time of purchase as cash and cash equivalents. At December 31, 2025 and 2024, cash and cash equivalents includes cash on deposit at commercial banks and a money market fund that invests in U.S. Government securities.

*Investments*

Investments consist of marketable securities with original maturities greater than 90 days. The Company has classified its investments with maturities beyond one year as short-term, based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company considers its investment portfolio of marketable securities to be available-for-sale. Accordingly, these investments are recorded at fair value, which is based on quoted market prices. Unrealized gains and losses are reported as the accumulated other comprehensive items in stockholders' equity. Amortization and accretion of premiums and discounts are recorded in other income (expense). Realized gains or losses on debt securities are included in interest income or interest expense, respectively.

If any adjustment to fair value reflects a decline in value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is other than temporary and, if so, marks the investment to market on the Company's consolidated statements of operations and comprehensive loss.

*Equity method investment*

The Company utilizes the equity method to account for an investment when it possesses the ability to exercise significant influence, but not control, over the operating and financial decisions of the investee. Generally, the ability to exercise significant influence is presumed when the investor possesses more than 20% of the voting interests of the investee. This presumption may be overcome based on specific facts and circumstances that demonstrate that the ability to exercise significant influence is not present. The Company applies the equity method to an investment in common stock of a nonconsolidated entity.

In applying the equity method, the Company's investment was initially recorded at fair value on the consolidated balance sheet. The Company contributed IPR&D in exchange for its investment, so it also recognized a gain on sale of IPR&D in the consolidated statements of operations and comprehensive loss on the transaction date. The Company subsequently adjusted the carrying amount of the investment by the Company's proportionate share of the net losses of the investee based on the Company's percentage of common stock ownership during the reporting period. The Company recorded its share of the losses of the investee as losses from investment in equity method investee in the consolidated statements of operations and comprehensive loss.

The Company then evaluated whether there was a basis difference between the carrying value and fair value of the Company's proportionate share of the investee's underlying net assets. The investee was not deemed a business as defined in ASC 805 – Business Combinations, so the Company immediately expensed the basis difference to the extent it related to IPR&D.

The Company is not obligated to make additional capital contributions for its equity method investment and does not have guaranteed obligations or additional financial support requirements to the investee. Therefore, it only recorded losses up to the amount of its total investment. The Company's share of losses of the equity method investee on a cumulative basis exceeded its total investment amount, so the Company discontinued equity method loss recognition. The Company will resume recording its share of losses in future periods if the investee subsequently reports net income and the Company's share of the earnings of the equity method investee equals the Company's share of losses not recognized during the suspended period.

Equity method investments are reviewed for indicators of other-than-temporary impairment at each reporting period and are written down to fair value if there is evidence of a loss in value that is other-than-temporary. The Company presents income/losses from equity investments and any impairment related to equity method investments as losses from investments in equity method investees on the consolidated statements of operations and comprehensive loss. The carrying value of the Company's equity method investment was zero as of December 31, 2025, therefore, an impairment assessment is not required. See Note 6 to our consolidated audited financial statements for additional information on the Company's equity method investment.

*Restricted cash*

In connection with its operating lease commitments, the Company maintains certain balances for security deposits that are classified as restricted cash on the consolidated balance sheets. As of December 31, 2025 and 2024, the Company had $829 and $819, respectively, of restricted cash, which has been classified as a non-current asset on the consolidated balance sheet.

*Concentrations of credit risk*

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company maintains accounts for all cash and cash equivalents at accredited financial institutions, in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

*Property and equipment*

Property and equipment are recorded at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

| | Estimated useful life |
|---|---|
| Furniture and fixtures | 5 years |
| Leasehold improvements | Shorter of the useful life or remaining lease term |

When assets are retired or otherwise disposed of, the cost of assets disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations and comprehensive loss in the period of disposal. Expenditures for repairs and maintenance are charged to expense as incurred.

*Impairment of long-lived assets*

Long-lived assets consist of property and equipment and right-of-use assets associated with operating leases. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company recorded impairment losses of $7,348 on long-lived assets for the year ended December 31, 2025.

*Fair value measurements*

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- **Level 1** — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

- **Level 2** — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  - quoted prices for similar assets and liabilities in active markets

  - quoted prices for identical or similar assets or liabilities in markets that are not active

  - observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

  - inputs that are derived principally from or corroborated by observable market data by correlation or other means

- **Level 3** — Unobservable inputs for the assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The carrying values of the Company's prepaid expenses and other current assets, and accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these assets and liabilities.

## Segment information

The Company manages its operations as a single operating segment and single reportable segment for the purposes of assessing performance and making operating decisions. The Company's singular focus is the development of selective medicines for patients with genetically defined cancers driven by oncogenes activated by allosteric mutations.

## Research and development costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred to discover, research and develop drug candidates, including personnel expenses, stock-based compensation expense, allocated facility-related and depreciation expenses, third-party license fees and external costs of outside vendors engaged to conduct preclinical and clinical development activities. Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered.

## Research contract costs and accruals

The Company has entered into various research and development-related contracts with companies both inside and outside of the United States. The related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of the end of the reporting period. Any accrual estimates are based on a number of factors, including the Company's knowledge of the progress towards completion of the research and development activities, invoicing to date under the contracts, communication from the research institution or other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ materially from the Company's estimates. The Company's historical accrual estimates have not been materially different from the actual costs.

## Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications to operations are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

## Stock-based compensation

The Company measures all stock-based awards granted to employees, non-employees and directors based on the fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options and restricted stock units with only service-based vesting conditions and records the expense for these awards using the straight-line method. For stock options or restricted stock units issued with performance-based vesting conditions, the stock compensation expense related to these awards is recognized based on the grant date fair value when achievement of the performance condition is deemed probable. The Company would apply the graded-vesting method to all stock-based awards with performance-based vesting conditions or to awards with both service-based and performance-based vesting conditions. Forfeitures are accounted for as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company estimates its expected common stock volatility based on its historical common stock volatility for the same time period. The Company uses the simplified method prescribed by Securities and Exchange Commission Staff Accounting Bulletin No. 107, *Share-Based Payment*, to calculate the expected term of options granted to employees, non-employees and directors. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

### *Revenue Recognition*

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, (ASC 606). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Company enters into licensing agreements with partners under which it may exclusively license rights to research, develop, manufacture, and commercialize product candidates to third parties. The terms of these arrangements may include payment to the Company of one or more of the following: (1) non-refundable, upfront fees; (2) reimbursement of certain costs; (3) customer option fees for additional goods or services; (4) milestone payments; and (5) royalties on net sales of licensed products.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and (d) the contract term and pattern of satisfaction of the performance obligations under step (v) above. The Company also uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. Amounts due to the Company for satisfying the revenue recognition criteria or that are contractually due based upon the terms of the applicable agreement are recorded as a receivable in the Company's consolidated balance sheet.

*Milestone payments*

The Company measures the transaction price based on the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods and/or services to the customer. At the inception of an arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount of variable consideration to be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on which method is expected to better predict the amount of consideration to which the Company will be entitled. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

With respect to arrangements that include payments for a development or regulatory milestone, the Company evaluates whether the associated event is considered likely of achievement and estimates the amount to be included in the transaction price using the most likely amount method. Milestone payments that are not within the Company's control or the control of the counterparty, such as those dependent upon receipt of regulatory approval, are not considered to be likely of achievement until the triggering event occurs. At the end of each reporting period, the Company re-evaluates the probability of achievement of each milestone and any related constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and net income (loss) in the period of adjustment. See Note 15 to our consolidated financial statements for additional information on the Company's license revenue.

For arrangements that include sales-based royalties, including milestone payments based upon the achievement of a certain level of product sales, wherein the license is deemed to be the sole or predominant item to which the payments relate, the Company recognizes revenue upon the later of: (i) when the related sales occur or (ii) when the performance obligation to which some or all of the payment has been allocated has been satisfied (or partially satisfied). Consideration that would be received for optional goods and/or services is excluded from the transaction price at contract inception.

***Income taxes***

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. To date, the Company has not taken any uncertain tax positions or recorded any reserves, interest or penalties.

In 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (ASU 2023-09), which requires public entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 became effective for the annual period starting on January 1, 2025. The adoption of ASU 2023-09, on a prospective basis, resulted in expansion of our income tax footnote disclosures in Note 9, *Income Taxes*, including a more detailed effective tax rate reconciliation.

On July 4, 2025, the One Big Beautiful Bill Act (OBBB Act) was enacted in the United States. The OBBB Act includes significant changes to federal tax law and other regulatory provisions that may impact the Company. The Company evaluated the impact of the enacted tax law and noted there is an immaterial impact on our income tax rate.

*Comprehensive income (loss)*

Comprehensive income (loss) is composed of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized gains and losses on investments.

*Net income (loss) per share*

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated, and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common stock. For purposes of this calculation, outstanding options, unvested restricted common stock and shares issuable under the employee stock purchase plan are considered potentially dilutive common stock and are excluded from the computation of net income (loss) per share when their effect is anti-dilutive. The Company reported a net income and a net loss attributable to common stockholders for the years ended December 31, 2025 and 2024, respectively.

*Leases*

The Company determines if an arrangement is a lease at contract inception. Operating lease assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the commencement date of the lease based upon the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The Company uses the implicit interest rate when readily determinable and uses the Company's incremental borrowing rate when the implicit rate is not readily determinable based upon the information available at the commencement date in determining the present value of the lease payments.

The lease payments used to determine the Company's operating lease assets may include lease incentives, stated rent increases and escalation clauses linked to rates of inflation, when determinable, and are recognized in the Company's operating lease assets in the Company's consolidated balance sheets.

The Company's operating leases are reflected in the right-of-use operating asset; operating lease liability, current portion; and non-current operating lease liability in the Company's consolidated balance sheets. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Short-term leases, defined as leases that have a lease term of 12 months or less at the commencement date, are excluded from this treatment and are recognized on a straight-line basis over the term of the lease.

Variable lease payments are the amounts owed by the Company to a lessor that are not fixed, such as reimbursement for common area maintenance and utilities costs for facility leases and maintenance. Variable lease payments are expensed when incurred.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

***Recently adopted accounting pronouncements***

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (ASU 2023-09). ASU 2023-09 requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The standard is effective for annual and interim periods beginning after December 15, 2024. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The Company adopted ASU 2023-09 for its annual reporting period ending on December 31, 2025 and applied the amendments prospectively. See Note 9 for the required disclosures.

***Recently issued accounting pronouncements***

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which is intended to enhance transparency into the nature and function of expenses. The amendments require that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company will evaluate the impact of the guidance on its financial statements in advance of the adoption date.

## 3. FAIR VALUE MEASUREMENTS

The following tables present information about the Company's financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

| | Fair value measurements at December 31, 2025 using: | | | |
| | Level 1 | Level 2 | Level 3 | Total |
| --- | --- | --- | --- | --- |
| Assets: | | | | |
| Cash equivalents: | | | | |
| Money market funds | $ 19,906 | $ — | $ — | $ 19,906 |
| Investments: | | | | |
| Commercial paper | — | 14,885 | — | 14,885 |
| Corporate bonds | — | 78,745 | — | 78,745 |
| U.S. Government agencies | — | 14,032 | — | 14,032 |
| Total | $ 19,906 | $ 107,662 | $ — | $ 127,568 |

| | Fair value measurements at December 31, 2024 using: | | | |
| | Level 1 | Level 2 | Level 3 | Total |
| --- | --- | --- | --- | --- |
| Assets: | | | | |
| Cash equivalents: | | | | |
| Money market funds | $ 35,345 | $ — | $ — | $ 35,345 |
| Investments: | | | | |
| Commercial paper | — | 34,914 | — | 34,914 |
| Corporate bonds | — | 27,224 | — | 27,224 |
| Total | $ 35,345 | $ 62,138 | $ — | $ 97,483 |

When developing fair value estimates, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. When available, the Company uses quoted market prices to measure fair value. The valuation technique used to measure fair value for the Company's Level 1 and Level 2 assets is a market approach, using prices and other relevant information generated by market transactions involving identical or comparable assets. If market prices are not available, the fair value measurement is based on models that use primarily market-based parameters including yield curves, volatilities, credit ratings and currency rates. In certain cases where market rate assumptions are not available, the Company is required to make judgments about assumptions market participants would use to estimate the fair value of a financial instrument.

There were no transfers in or out of Level 3 categories in the periods presented.

## 4. INVESTMENTS

As of December 31, 2025, investments were comprised of the following:

| | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Commercial paper | $ 14,878 | $ 8 | $ (1) | $ 14,885 |
| Corporate bonds | 78,652 | 110 | (17) | 78,745 |
| U.S. Government agencies | 14,031 | 6 | (5) | 14,032 |
| Total | $ 107,561 | $ 124 | $ (23) | $ 107,662 |

As of December 31, 2024, investments were comprised of the following:

| | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Commercial paper | $ 34,900 | $ 19 | $ (5) | $ 34,914 |
| Corporate bonds | 27,214 | 24 | (14) | 27,224 |
| Total | $ 62,114 | $ 43 | $ (19) | $ 62,138 |

As of December 31, 2025, all marketable securities held by the Company had remaining contractual maturities of three years or less.

As of December 31, 2024, all marketable securities held by the Company had remaining contractual maturities of one year or less.

As of December 31, 2025 and 2024, the Company reviewed its investment portfolio to assess the unrealized losses on its available-for-sale investments. In assessing the value of these securities, the Company evaluated whether it intended to sell the security and whether it was more likely than not that the Company would be required to sell the security before recovering its amortized cost basis. The Company also determined no portion of the unrealized losses relate to a credit loss. There have been no impairments of the Company's assets measured and carried at fair value during the years ended December 31, 2025 and 2024.

## 5. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following:

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Furniture and fixtures | $ — | $ 17 |
| Leasehold improvements | 1,593 | 2,512 |
| Property and equipment | 1,593 | 2,529 |
| Less: accumulated depreciation | (1,228) | (1,142) |
| Total Property and Equipment, net | $ 365 | $ 1,387 |

Depreciation expense for the years ended December 31, 2025 and 2024 was $325 and $343, respectively.

## 6. EQUITY METHOD INVESTMENT

In December 2022, the Company received 9,000,000 shares of common stock in a newly formed antibody-focused precision oncology company, Revelio Therapeutics, Inc. (Revelio) (formerly known as Launchpad Therapeutics, Inc.), in exchange for contributing early discovery-stage antibody programs and granting Revelio a license to use its MAP drug discovery engine to discover, develop and commercialize large molecule therapeutics. As of December 31, 2025 and 2024, the Company had a voting interest in Revelio of 15.1% and 20.8%, respectively, and one seat on Revelio's Board of Directors, which provide the Company with significant influence over Revelio. Other investors in Revelio include Versant Ventures and New Enterprise Associates (NEA), who are shareholders of the Company.

The Company accounted for the transaction under the equity method. As of the year ended December 31, 2025 and 2024, the carrying value of the investment in Revelio was zero. Since the Company has no obligation to provide financing support to Revelio, the Company is not required to record further losses exceeding the carrying value of the investment. The Company also determined that its investment in Revelio is not material or significant to its operations or financial position.

## 7. ACCRUED EXPENSES

Accrued expenses and other current liabilities consisted of the following:

|  | December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| Accrued research and development costs | $ 7,951 | $ 8,226 |
| Payroll and related expenses | 2,923 | 4,373 |
| Professional and consulting fees | 565 | 563 |
| Current portion of operating lease liability | 3,713 | 3,404 |
| Total accrued expenses and other current liabilities | $ 15,152 | $ 16,566 |

## 8. STOCK-BASED COMPENSATION

### 2020 Stock Option and Incentive Plan

The 2020 Stock Option and Incentive Plan (the 2020 Plan) was approved by the Company's board of directors on December 5, 2019, and the Company's stockholders on January 14, 2020 and became effective on the date immediately prior to the date on which the registration statement for the Company's initial public offering (IPO) was declared effective. The 2020 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards, cash-based awards and dividend equivalent rights to the Company's officers, employees, directors and consultants. The number of shares initially reserved for issuance under the 2020 Plan was 6,665,891, which was cumulatively increased on January 1, 2021 and each January 1 thereafter by 4% of the number of shares of the Company's common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the Company's board of directors or compensation committee of the board of directors. As of December 31, 2025, 5,974,583 shares remained available for issuance under the 2020 Plan. The number of authorized shares reserved for issuance under the 2020 Plan was increased by 2,285,522 shares effective as of January 1, 2026.

## 2020 Employee Stock Purchase Plan

The 2020 Employee Stock Purchase Plan (the 2020 ESPP) was approved by the Company's board of directors on December 5, 2019, and the Company's stockholders on January 14, 2020, and became effective on the date immediately prior to the date on which the registration statement for the Company's IPO was declared effective. A total of 326,364 shares of common stock were initially reserved for issuance under this plan, which was cumulatively increased on January 1, 2021 and each January 1 thereafter by 1% of the number of shares of the Company's common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the Company's board of directors or compensation committee of the board of directors. As of December 31, 2025, 1,690,512 shares remained available for issuance under the 2020 ESPP. The number of authorized shares reserved for issuance under the 2020 ESPP was increased by 326,364 shares effective as of January 1, 2026.

## Option valuation

The assumptions that the Company used to determine the grant-date fair value of options granted were as follows, presented on a weighted-average basis:

|  | December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| Risk-free interest rate | 4.29 % | 4.23 % |
| Expected term (in years) | 6.0 | 5.9 |
| Expected volatility | 97.2 % | 83.2 % |
| Expected dividend yield | 0 % | 0 % |

## Options

The following table summarizes the stock option activity under the Company's equity awards plans:

|  | Options | | Weighted Average Exercise Price | Weighted Average Remaining Life (in Years) | | Intrinsic Value (in thousands) |
|---|---|---|---|---|---|---|
| Outstanding December 31, 2024 | 9,434,742 | $ | 7.48 | 6.6 | $ | 313 |
| Granted | 1,976,600 | $ | 2.51 | | | |
| Exercised | (85,274) | $ | 2.45 | | | |
| Cancelled or forfeited | (862,122) | $ | 9.73 | | | |
| Expired | (814,141) | $ | 13.19 | | | |
| Outstanding December 31, 2025 | 9,649,805 | $ | 5.83 | 7.1 | $ | 498 |
| Options vested or expected to vest at December 31, 2025 | 9,649,805 | $ | 5.83 | 7.1 | $ | 498 |
| Options exercisable at December 31, 2025 | 5,750,898 | $ | 7.56 | 6.2 | $ | 379 |

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company's common stock for those options that had exercise prices lower than the fair value of the Company's common stock.

The weighted-average grant-date fair value per share of options granted during the years ended December 31, 2025 and 2024 was $2.00 and $3.45, respectively.

The total fair value of options vested during the years ended December 31, 2025 and 2024 was $6,130 and $6,409, respectively.

## Restricted stock

Under terms of the restricted stock agreements covering the common stock, shares of restricted common stock are subject to a vesting schedule. The majority of restricted stock vests over a two-year period during which time all unvested stock will immediately be forfeited to the Company if the relationship between the recipient and the Company ceases. Subject to the continued employment (or other engagement of the recipient by the Company as described in the restricted stock agreements), all shares of restricted common stock become fully vested within two years of the vesting commencement date.

The following table summarizes restricted stock activity:

| | Number of shares | | Weighted average grant date fair value |
|---|---|---|---|
| **Unvested restricted common stock as of December 31, 2024** | 540,000 | $ | 3.66 |
| Granted | 450,000 | $ | 2.52 |
| Vested | (490,000) | $ | 3.66 |
| Cancelled or forfeited | (50,000) | $ | 3.66 |
| **Unvested restricted common stock as of December 31, 2025** | 450,000 | $ | 2.52 |

The aggregate fair value of restricted stock that vested during the years ended December 31, 2025 and 2024 was $1,793 and $48, respectively.

## Stock-based compensation expense

The Company recorded stock-based compensation expense in the following award type categories included within its consolidated statements of operations and comprehensive loss:

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Stock options | $ 4,614 | $ 9,940 |
| Restricted stock units | 1,900 | 432 |
| Employee Stock Purchase Plan and Other | 114 | 255 |
| | $ 6,628 | $ 10,627 |

For the years ended December 31, 2025 and 2024, the Company issued 44,197 and 37,407 shares, respectively, of common stock out of the 2020 Plan under the Company's policy where non-employee directors may elect to receive their compensation in the form of common stock in lieu of cash.

The Company recorded stock-based compensation expense related to stock options and restricted stock units in the following expense categories of its consolidated statements of operations and comprehensive loss:

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Research and development | $ 3,009 | $ 2,583 |
| General and administrative | 3,619 | 8,044 |
| | $ 6,628 | $ 10,627 |

As of December 31, 2025, total unrecognized compensation cost related to the unvested stock options was $8,145, which is expected to be recognized over a weighted average period of 2.1 years.

As of December 31, 2025, total unrecognized compensation cost related to the unvested restricted stock units was $612, which is expected to be recognized over a weighted average period of 1.1 years.

*Employee stock purchase plan*

The 2020 ESPP enables eligible employees to purchase shares of the Company's common stock at the end of each six-month offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower. Eligible employees generally includes all employees. Offering periods begin on the first trading day of January and July of each year and end on the last trading day in June and December of each year. Share purchases are funded through payroll deductions of up to 10% of an employee's eligible compensation for each payroll period, up to $25 each calendar year.

For the years ended December 31, 2025 and 2024, there were 24,741 and 114,102 shares, respectively, issued under the 2020 ESPP.

## 9. INCOME TAXES

Income (loss) before income tax expense consists of the following:

|  | December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Domestic | $ 22,365 | $ (69,676) |
| Foreign | — | — |
| Total income (loss) before income taxes | $ 22,365 | $ (69,676) |

For the years ended December 31, 2025 and 2024, the Company recorded no income tax benefit for the net operating income (losses) incurred each year, due to its uncertainty of realizing a benefit from those items.

The reconciliation of income taxes at the federal statutory rate to the reported rate for income taxes pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

|  | December 31, 2025 | |
|---|---|---|
|  | Amount | Percentage |
| U.S. federal taxes at statutory rate | $ 4,753 | 21.0 % |
| State Income taxes, net of federal benefit* | — | 0.0 % |
| Tax Credits | | |
| Federal R&D Tax credits | (1,266) | (5.6)% |
| Changes in valuation allowances | (5,566) | (24.6)% |
| Nontaxable or nondeductible expenses | | |
| Stock Compensation | 2,066 | 9.2 % |
| Other | 9 | 0.0 % |
| Other Adjustments | 4 | 0.0 % |
| Total | $ — | 0.0 % |

*(\*) State taxes in Massachusetts make up the majority (greater than 50 percent) of the tax effect in this category, offset with a valuation allowance.*

The reconciliation of income taxes at the federal statutory rate to the reported rate for income taxes for years prior to our adoption of ASU 2023-09 is as follows:

|  | December 31, 2024 |
| --- | --- |
| U.S. federal statutory income tax rate | 21.0 % |
| State and local taxes, net of federal benefit | 0.4 % |
| Permanent differences | 0.0 % |
| Stock compensation | (0.9)% |
| Research and development credits | 3.7 % |
| Change in valuation allowance | (24.2)% |
| Other | 0.0 % |
| Effective income tax rate | 0.0 % |

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets were as follows:

|  | Year ended December 31, | |
| --- | --- | --- |
|  | 2025 | 2024 |
| Deferred tax assets (liabilities): |  |  |
| Net operating loss carryforwards | $ 81,359 | $ 78,879 |
| Research and development tax credits | 14,611 | 13,123 |
| Capitalized R&D | 17,500 | 26,181 |
| Operating lease liabilities | 5,152 | 5,498 |
| Accruals and other | 744 | 826 |
| Net fixed assets | 39 | — |
| Stock-based compensation | 7,285 | 7,723 |
| Total deferred tax assets | 126,690 | 132,230 |
| Valuation Allowance | (124,223) | (127,585) |
| Subtotal | 2,467 | 4,645 |
| Right-of-use assets | (2,467) | (4,641) |
| Net fixed assets | — | (4) |
| Net deferred tax assets | $ — | $ — |

As of December 31, 2025, the Company had gross federal net operating loss carryforwards of $321,624, of which $2,556 begin to expire in 2036 and the remainder do not expire but are subject to 80% limitation. As of December 31, 2025, the Company had state net operating loss carryforwards of $220,719 that begin to expire in 2036. Additionally, the Company had federal research and development tax credit carryforwards of $13,216 that expire at various dates through 2045 and state research and development credit carryforwards of $1,765 that expire at various dates through 2040.

In assessing the realizability of the net deferred tax asset, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. Management believes that it is more likely than not that the Company's deferred income tax assets will not be realized. As such, there is a full valuation allowance against the net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance decreased by $3,362 during the year ended December 31, 2025 primarily as a result of amortization of previously capitalized R&D expenses partially offset by current year net operating loss and federal research and development tax credits.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% (by value) over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company also has not conducted a study of its research and development credit carryforwards, which may result in an adjustment to research and development credit carryforwards. A full valuation allowance has been provided against the Company's research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the balance sheets or statements of operations if an adjustment were required. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company applies the accounting guidance in ASC 740 related to accounting for uncertainty in income taxes. The Company's reserves related to taxes are based on a determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2025 and 2024, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company's statute of limitations for assessment by the Internal Revenue Service remains open for all years from 2022 to the present. The Company's tax attributes related to years prior to 2022 can still be adjusted under audit.

# 10. NET INCOME (LOSS) PER SHARE

*Net income (loss) per share*

We compute basic net income (loss) per common share by dividing net income (loss) by the weighted-average number of common shares outstanding. We compute diluted net income (loss) per common share by dividing net income (loss) by the weighted-average number of common shares and dilutive potential common share equivalents then outstanding during the period. Potential common shares consist of shares issuable upon the vesting of restricted stock units and the exercise of stock options (the proceeds of which are then assumed to have been used to repurchase outstanding shares using the treasury stock method). Because the inclusion of potential common shares would be anti-dilutive for periods presenting a net loss, diluted net loss per common share is the same as basic net loss per common share.

The following table summarizes the computation of basic and diluted net income (loss) per share attributable to common shareholders of the Company (in thousands, except share and per share amounts):

|  | December 31 | | | |
|  | 2025 | | 2024 | |
|---|---|---|---|---|
| Net income (loss) attributable to common stockholders | $ | 22,367 | $ | (69,676) |
|  |  |  |  |  |
| Weighted average common shares outstanding - basic |  | 56,868,111 |  | 55,028,371 |
| Effect of dilutive securities: |  |  |  |  |
|   Options to purchase common stock |  | 244,635 |  | — |
|   Restricted stock units |  | 450,000 |  | — |
| Weighted average common shares outstanding - diluted |  | 57,562,746 |  | 55,028,371 |
|  |  |  |  |  |
| Net income (loss) per share - basic | $ | 0.39 | $ | (1.27) |
| Net income (loss) per share - diluted | $ | 0.39 | $ | (1.27) |

The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

|  | December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| Options to purchase common stock | 9,405,170 | 9,434,742 |
| Unvested restricted stock | — | 540,000 |
| Shares issuable under employee stock purchase plan | — | 27,518 |
| Warrants to purchase shares of common stock | 10,757 | 10,757 |
|  | 9,415,927 | 10,013,017 |

# 11. LEASES

The Company has historically entered into lease arrangements for its facilities. As of December 31, 2025, the Company had two operating leases with required future minimum payments. In applying the transition guidance under ASC 842, the Company determined the classification of these leases to be operating leases and recorded right-of-use assets and lease liabilities as of the effective dates. The Company's leases generally do not include termination or purchase options.

*Operating Leases*

In July 2020, the Company entered into a seven-year agreement with an option to extend for five additional years to lease two floors totaling approximately 25,578 square feet of office space for its principal office, which is located in Cambridge, MA. The lease on the first floor commenced on August 1, 2020 and the lease on the second floor commenced March 9, 2021. The Company recognized the respective lease balances on the consolidated balance sheets when the lease of each floor commenced. Under the terms of the lease, the Company was required to issue a $1,168 letter of credit as security for the lease, which was reduced to $779 in August 2023 pursuant to the terms of the lease agreement. On December 12, 2022, the Company entered into a sublease for one floor of its Cambridge, Massachusetts office space. The sublease terminates on August 31, 2028, which is also the date on which the Company's lease terminates. Further, on December 5, 2025, the Company entered into a sublease for the remaining floor of its Cambridge, Massachusetts office space. The sublease terminates on August 31, 2028, which is also the date on which the Company's lease terminates. Sublease income is recognized on a straight-line basis over the term of the sublease agreement. The Company was not relieved of its primary obligation under the Cambridge office lease as a result of the subleases. There was no impairment recognized as a result of the sublease executed in December 2022. As part of the Company's evaluation of the December 2025 sublease, it was determined that the estimated undiscounted sublease income exceeded the net book value of the related long-term assets, which includes right-of-use assets and property and equipment associated with the subleased space. Accordingly, the Company recorded an impairment charge of $2,025 related to the right-of-use asset and an impairment charge of $580 related to the associated property and equipment.

In December 2020, the Company entered into an eleven-year agreement to lease approximately 18,120 square feet of office and laboratory space in New York, NY. The Company has an option to extend the lease for five additional years. The lease commenced August 26, 2021 and the related lease balance was recognized on the consolidated balance sheet. Additionally, on June 19, 2024, the Company entered into a sublease for its office and laboratory space in New York, NY. The sublease terminates on June 30, 2026, with the option to extend to June 30, 2027. Sublease income is recognized on a straight-line basis over the term of the sublease agreement. The Company was not relieved of its primary obligation under the New York lease as a result of the sublease. In December 2025, the subtenant did not exercise its option to the sublease, accordingly it will terminate on June 30, 2026. As part of the Company's evaluation of the termination of the sublease, it was determined that the undiscounted cash flows projected from an anticipated future sublease exceeded the net book value of the related long-term assets, which includes right-of-use assets and property and equipment associated with the subleased space. Accordingly, the Company recorded an impairment charge of $4,626 related to the right-of-use asset and an impairment charge of $117 related to the associated property and equipment.

The following table contains a summary of the lease costs recognized under ASC 842 and other information pertaining to the Company's operating lease for the years ended December 31, 2025 and 2024:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| **Lease Cost** | | |
| Operating lease cost | $ 4,129 | $ 4,217 |
| Short-term lease cost | — | 60 |
| Variable lease cost | 1,006 | 915 |
| Sublease income | (4,053) | (3,052) |
| Total lease cost | $ 1,082 | $ 2,140 |

| | December 31, | |
| --- | --- | --- |
| **Other Operating Lease Information** | 2025 | 2024 |
| Cash paid for amounts included in the measurement of lease liability | $ 4,477 | $ 4,359 |
| Weighted-average remaining lease term | 5.2 | 6.0 |
| Weighted-average discount rate | 5.3 % | 5.3 % |

The variable lease costs for the year ended December 31, 2025 include common area maintenance and other operating charges. As the Company's leases do not provide an implicit rate, the Company utilized its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

Future minimum lease payments under the Company's operating leases as of December 31, 2025 were as follows:

| | |
| --- | --- |
| 2026 | $ 4,599 |
| 2027 | 4,724 |
| 2028 | 3,926 |
| 2029 | 2,183 |
| 2030 | 2,249 |
| Thereafter | 3,891 |
| Total lease payments | 21,572 |
| Less: interest | (2,791) |
| Total lease liability | $ 18,781 |

Rent expense for the years ended December 31, 2025 and 2024 was $5,279 and $5,275, respectively.

## 12. COMMITMENTS AND CONTINGENCIES

The Company enters into contracts in the normal course of business with contract research organizations (CROs), contract manufacturing organizations (CMOs) and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts do not contain minimum purchase commitments and are cancelable upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of service providers, up to the date of cancellation.

### License Agreements

The Company is party to license agreements, which include contingent payments. These payments will become payable if and when certain development, regulatory and commercial milestones are achieved. As of December 31, 2025, the satisfaction and timing of the contingent payments is uncertain and not reasonably estimable.

*Indemnification agreements*

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2025 or 2024.

*Legal proceedings*

The Company is not currently party to and is not aware of any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

## 13. BENEFIT PLANS

The Company has a tax-qualified 401(k) and Profit Sharing defined contribution plan (the 401(k) Plan). Under the 401(k) Plan, the Company provides an employer safe harbor matching contribution equal to 100% of a participant's eligible contributions of up to 6% of eligible compensation, subject to limits established by the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the Code). All matching contributions are fully vested when made. During the years ended December 31, 2025 and 2024, the Company contributed $320 and $783, respectively, to the 401(k) Plan.

## 14. SEGMENT REPORTING

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The Company operates as a single reporting segment, focused on the development of MasterKey therapies that target families of oncogenic mutations in patients with cancer.

The Company's measure of segment profit or loss is net income (loss). The CODM is the chief executive officer (CEO). The CODM manages and allocates resources to the operations of the Company on a total company basis. Managing and allocating resources on a consolidated basis enables the CEO to assess the overall level of resources available and how to best deploy these resources across functions and development projects that are in line with the Company's strategic goals. Consistent with this decision-making process, the CEO uses consolidated financial information for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. Segment net income (loss) is used to monitor budget versus actual results and in assessing performance of the segment.

The following table is a reconciliation of the significant expense categories to segment net income (loss) regularly provided to the CODM when managing the Company's single reporting segment:

| | Year Ended December 31, | |
| | 2025 | 2024 |
| | (in thousands) | |
|---|---:|---:|
| License revenue | $ 70,000 | $ — |
| Program expenses: | | |
| Silevertinib (NSCLC) research and development expenses | $ 17,469 | $ 24,378 |
| Silevertinib (GBM) research and development expenses | 138 | — |
| BDTX-4933 research and development expenses | 1,018 | 4,613 |
| Other research programs and development expenses[1] | 1,500 | 2,515 |
| Non-program expenses[2] | 12,035 | 14,670 |
| Personnel-related expenses | 11,015 | 21,978 |
| Other segment items[3] | 4,458 | 1,522 |
| Segment net income (loss) | $ 22,367 | $ (69,676) |

(*1*) Includes cross-program consulting expenses; (2) Includes facilities, information technology, legal, intellectual property, and other general and administrative expense; (3) Includes stock-based compensation expense, depreciation, sublease income, investment accretion, interest income, impairment gain/loss, and other (income) expense.

## 15. LICENSE REVENUE

In March 2025, the Company entered into a license agreement with Servier (the Servier Agreement). Pursuant to the Servier Agreement, the Company granted to Servier a worldwide license to develop and commercialize BDTX-4933. Under the terms of the Servier Agreement, Servier will lead the development activities and the worldwide commercialization of BDTX-4933 across multiple indications, including NSCLC, with potential applications in other solid tumors. Under the Servier Agreement, the Company received an upfront payment of $70,000 in March 2025 and will be eligible to receive up to $710,000 in development and commercial sales milestone payments, along with tiered royalties based on global net sales. These milestone and royalty payments will become payable to the Company if and when the development and commercial sales milestones are achieved and commercial sales of the licensed product are made.

Unless earlier terminated, the term of the Servier Agreement continues until expiration of the last royalty term for the applicable product in the applicable country. The Servier Agreement is subject to customary termination provisions, including termination by a party for the other party's uncured, material breach. The Servier Agreement also includes customary representations and warranties, covenants and indemnification obligations.

The Company assessed the Servier Agreement in accordance with ASC 606 and concluded that the contract counterparty, Servier, is a customer. In accordance with ASC 606, the Company determined that there is one performance obligation in the Servier Agreement, consisting of the license of the functional IP rights to BDTX-4933 granted to Servier. The transaction price was comprised of the fixed consideration of $70,000 and was recognized upon transfer of control of the license at a point in time upon contract execution. The arrangement includes significant variable consideration primarily in the form of development and commercial sales milestone payments and royalty fees.

The development milestone fees are fully constrained at the inception of the contract. The estimate of variable consideration and the judgments related to the constraints for the development milestones are reassessed each reporting period under the most likely amount method. As of and for the year ended December 31, 2025, the Company determined the events underlying the milestones were not probable, therefore the variable consideration was fully constrained and no adjustments to the estimates have been made.

The commercial sales milestones and royalty fees are considered variable consideration and will be recognized as revenue as such sales occur. The commercial sales milestones and royalty fees qualify for the sales and usage-based royalty exception because the license of the functional IP rights to BDTX-4933 is the predominant element of the Servier Agreement and therefore does not require an estimate of the future transaction price.

During the year ended December 31, 2025, the Company recorded $— in license revenue pursuant to the Servier Agreement and seventy million in the year ended December 31, 2024. We anticipate that our net operating losses will cover our annual 2025 tax expense associated with this revenue.

\* \* \* \* \* \*

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2025, our disclosure controls and procedures were effective at a reasonable assurance level. The Company's disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely discussions regarding required disclosure. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control — Integrated Framework. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

This Annual Report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. We are not required to have, nor have we engaged our independent registered public accounting firm to perform, an audit on our internal control over financial reporting pursuant to the rules of the SEC that permit us to provide only management's report in this Annual Report.

**Changes in Internal Control Over Financial Reporting**

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal quarter ended December 31, 2025 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information**

*10b5-1 Plans*

From time to time, our officers (as defined in Rule 16a–1(f)) and directors may enter into Rule 10b5-1 or non-Rule 10b5-1 trading arrangements (as each such term is defined in Item 408 of Regulation S-K). During the three months ended December 31, 2025, none of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarterly period covered by this Annual Report on Form 10-K.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

## Part III

## Item 10. Directors, Executive Officers and Corporate Governance

The information required under this item is incorporated by reference to the information in our Proxy Statement for our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year to which this Annual Report relates.

## Item 11. Executive Compensation

The information required under this item (excluding the information under the subheading "Pay Versus Performance") is incorporated by reference to the information in our Proxy Statement for our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year to which this Annual Report relates.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated by reference to the information in our Proxy Statement for our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year to which this Annual Report relates.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated by reference to the information in our Proxy Statement for our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year to which this Annual Report relates.

## Item 14. Principal Accounting Fees and Services

The information required under this item is incorporated by reference to the information in our Proxy Statement for our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year to which this Annual Report relates.

**Item 15. Exhibits and Financial Statement Schedules**

(a) 1. *Financial Statements*

For a list of the financial statements included herein, see Index to the Consolidated Financial Statements on page 131 of this Annual Report, incorporated into this Item by reference.

2. *Financial Statement Schedules*

Financial statement schedules have been omitted because they are either not required or not applicable or the information is included in the consolidated financial statements or the notes thereto.

3. *Exhibits*

The exhibits required by Item 601 of Regulation S-K and Item 15(b) of this Annual Report are listed in the Exhibit Index below. The exhibits listed in the Exhibit Index are incorporated by reference herein.

**(b) Exhibit Index**

| Exhibit No. | Exhibit Index |
| --- | --- |
| 3.1 | Fourth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K (File No. 001-39200) filed on February 3, 2020) |
| 3.2 | Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K (File No. 001-39200) filed on June 6, 2024) |
| 3.3 | Second Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K (File No. 001-39200) filed on March 12, 2024) |
| 4.1 | Second Amended and Restated Investors' Rights Agreement among the Registrant and certain of its stockholders, dated November 25, 2019 (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-1 (File No. 333-235789) filed on January 3, 2020) |
| 4.2 | Warrant to Purchase Stock, dated September 21, 2016, issued by the Registrant to Roche Finance Ltd (incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form S-1 (File No. 333-235789) filed on January 3, 2020) |
| 4.3 | Description of Securities (incorporated by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K (File No. 001-39200) filed on March 12, 2024) |
| 10.1# | 2017 Employee, Director and Consultant Equity Incentive Plan, as amended and restated, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-1 (File No. 333-235789) filed on January 3, 2020) |
| 10.2# | 2020 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-1/A (File No. 333-235789) filed on January 21, 2020) |
| 10.3# | Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form S-1 (File No. 333-235789) filed on January 3, 2020) |
| 10.4# | 2020 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K (File No. 001-39200) filed on March 12, 2024 |
| 10.5# | Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registrant's Registration Statement on Form S-1 (File No. 333-235789) filed on January 3, 2020) |
| 10.6# | Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.6 of the Registrant's Registration Statement on Form S-1 (File No. 333-235789) filed on January 3, 2020) |
| 10.7# | Employment Agreement between the Registrant and Brent Hatzis-Schoch (incorporated by reference to Exhibit 10.8 of the Registrant's Registration Statement on Form S-1 (File No. 333-235789) filed on January 3, 2020) |
| 10.8# | Employment Agreement between the Registrant and Elizabeth Buck (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (File No. 001-39200) filed on August 12, 2021) |
| 10.9# | Employment Agreement between the Registrant and Sergey Yurasov (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (File No. 001-39200) filed on August 9, 2022) |
| 10.10# | Employment Agreement between the Registrant and Melanie Morrison (incorporated by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K (File No. 001-39200) filed on March 12, 2024) |
| 10.11# | Employment Agreement between the Registrant and Erika Jones, as amended by Amendment No. 1 to the Employment Agreement between the Registrant and Erika Jones, dated October 30, 2024 (incorporated by reference to Exhibit 10.12 of the Registrant's Quarterly Report on Form 10-Q (File No. 001-39200) filed on November 5, 2024) |
| 10.12# | Employment Agreement between the Registrant and Mark A. Velleca (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K (File No. 001-39200) filed on September 18, 2023) |
| 10.13#+ | Amended and Restated Non-Employee Director Compensation Plan, effective February 14, 2024 (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K (File No. 001-39200) filed on March 12, 2024) |
| 10.14+ | Lease Agreement, dated as of July 24, 2020, by and between RREEF America REIT II Corp. PPP and the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (File No. 001-39200) filed on August 11, 2020) |

| 10.15+† | License Agreement, dated as of March 18, 2025, by and between Servier Pharmaceuticals LLC and the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (File No. 001-39200) filed on May 12, 2025) |
|---|---|
| 19 | Black Diamond Therapeutics, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19 of the Registrant's Annual Report on Form 10-K (File No. 001-39200) filed on March 6, 2025) |
| 21.1 | Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant's Annual Report on Form 10-K (File No. 001-39200) filed on March 12, 2024) |
| 23.1* | Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm |
| 31.1* | Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2* | Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1** | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 97.1 | Black Diamond Therapeutics, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the Registrant's Annual Report on Form 10-K (File No. 001-39200) filed on March 12, 2024) |
| 101INS* | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101SCH* | Inline XBRL Taxonomy Extension Schema Document. |
| 101CAL* | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101LAB* | Inline XBRL Taxonomy Extension Labels Linkbase Document. |
| 101PRE* | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 101DEF* | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 104* | Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.) |

| # | Indicates a management contract or any compensatory plan, contract or arrangement. |
|---|---|
| + | Non-material schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission. |
| * | Filed herewith. |
| ** | This certification will not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent specifically incorporated by reference into such filing. |
| † | Portions of this exhibit (indicated by asterisks) were omitted in accordance with the rules of the Securities and Exchange Commission. |

## Item 16. Form 10-K Summary

The company has elected not to include summary information.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Black Diamond Therapeutics, Inc.**

| | |
|---|---|
| Date: March 16, 2026 | By: /s/ Mark A. Velleca |
| | Mark A. Velleca |
| | President and Chief Executive Officer |

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Mark A. Velleca and Brent Hatzis-Schoch, and each of them, with full power of substitution and re-substitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 16th day of March, 2026.

| Signature | Title |
|---|---|
| /s/ Mark A. Velleca<br>Mark A. Velleca | President, Chief Executive Officer, Chairman and Director (Principal Executive Officer) |
| /s/ Erika Jones<br>Erika Jones | Senior Vice President, Finance (Principal Financial Officer and Principal Accounting Officer) |
| /s/ Ali Behbahani<br>Ali Behbahani | Director |
| /s/ Samarth Kulkarni<br>Samarth Kulkarni | Director |
| /s/ Shannon Campbell<br>Shannon Campbell | Director |
| /s/ Garry E. Menzel<br>Garry E. Menzel | Director |
| /s/ Kapil Dhingra<br>Kapil Dhingra | Director |
| /s/ Prakash Raman<br>Prakash Raman | Director |

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# BLACK DIAMOND THERAPEUTICS, INC.

## CORPORATE AND OTHER INFORMATION

### Board of Directors

**Mark A. Velleca, M.D., Ph.D.**
President, Chief Executive Officer,
Board Chairman and Director
Black Diamond Therapeutics, Inc.

**Ali Behbahani, M.D.**
Partner and Co-Head of Healthcare
New Enterprise Associates, Inc.

**Shannon Campbell**
Former Executive Vice President and
Chief Commercial Officer
Merus N.V.

**Kapil Dhingra, M.B.B.S.**
Managing Member
KAPital Consulting, LLC

**Samarth Kulkarni, Ph.D.**
Chief Executive Officer
CRISPR Therapeutics AG

**Garry E. Menzel, Ph.D.**
Operating Partner
GHO Capital Partners LLP

**Prakash Raman, Ph.D.**
Chief Executive Officer
InduPro, Inc.

### Executive Officers and Senior Management

**Mark A. Velleca, M.D., Ph.D.**
President and Chief Executive Officer

**Brent Hatzis-Schoch, Esq.**
Chief Operating Officer and
General Counsel

**Elizabeth Buck, Ph.D.**
Chief Scientific Officer

**Sergey Yurasov, M.D., Ph.D.**
Chief Medical Officer

**Melanie Morrison**
Chief Development Officer

**Erika Jones**
Senior Vice President, Finance
Principal Financial Officer and
Principal Accounting Officer

### Principal Executive Offices
245 First Street, 18th Floor
Cambridge, MA 02142

### Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Boston, Massachusetts

### Transfer Agent
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021

### Investor Relations
Investor Relations
investors@bdtx.com

### Visit Our Website
www.blackdiamondtherapeutics.com

### Form 10-K
The Company's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 16, 2026, except for exhibits, is printed as part of this 2025 Annual Report.

Additional copies are available without charge upon written request. Please address all requests to:
Black Diamond Therapeutics, Inc.
Attention: Corporate Secretary
245 First Street, 18th Floor
Cambridge, MA 02142